FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

American Home Mortgage Securities LLC
Exact Name of Registrant as Specified in Charter

Form 8-K, June 20, 2005 Series 2005-2

0001277605
Registrant CIK Number

333-121581 //2275

JUN 27 2005

Name of Person Filing the Document
(If Other than the Registrant)

05059014

PROCESSED

JUN 30 2005

THOMSON
FINANCIAL



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN HOME MORTGAGE SECURITIES LLC

By: _____

Name:

Title: **Alan Horn**
           Executive Vice President

Dated: *June 20* , 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

 American Home Mortgage

$[4,016,931,000]

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2,
Groups I - IV

American Home Mortgage Securities LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, N.A.
RMBS Master Servicer/Securities Administrator

Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
UBS Investment Bank
Greenwich Capital Markets, Inc.
Goldman, Sachs & Co.
Underwriters

All Statistical Information based upon Information as of May 26, 2005.

Trading	Khalil Kanaan	(212) 526-8320
	Brian Hargrave	(212) 526-8320
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
Residential Finance	Tom O'Hara	(212) 526-6469
	Mary Stone	(212) 526-9606
	Darius Houseal	(212) 526-9466
	Bassel Kikano	(212) 526-6773

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Lehman Brothers in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Lehman Brothers and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Lehman Brothers nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the **Lehman Brothers, Inc. Trading Desk at (212) 526-8320.**

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$[4,016,931,000]

American Home Mortgage Securities, LLC
Mortgage Backed Notes, Series 2005-2, Groups I - IV

Class	Approx. Size ($) [1]	Expected Rating S&P/Moodys [2]	Initial CE% [3]	Note Interest Rate	WAL [9]	Collateral	Note Type
			Group I-IV Offered Notes				
I-A-1	$460,448,000	AAA/Aaa	[47.55%]	LIBOR [4]	3.10	MTA Neg Am ARMs	Group I Senior
I-A-2	$230,223,000	AAA/Aaa	[17.55%]	LIBOR [4]	3.10	MTA Neg Am ARMs	Group I Senior Mezz [10]
I-A-3	$76,741,000	AAA/Aaa	[7.55%]	LIBOR [4]	3.10	MTA Neg Am ARMs	Group I Senior Mezz [10]
II-A	$1,113,082,000	AAA/Aaa	[7.55%]	LIBOR [5]	3.00	2/1 & 3/1 Hybrids 6 mo. ARMs	Group II Senior
III-A	$1,298,747,000	AAA/Aaa	[7.55%]	FIXED [6]	2.43	Conforming 5/1 Hybrids	Group III Senior
IV-A	$604,035,000	AAA/Aaa	[7.55%]	FIXED [6]	2.43	Non-Conforming 5/1 Hybrids	Group IV Senior
M-1	$65,473,000	AA+/Aa1	[5.95%]	LIBOR [7]	5.30	Groups I-IV	Crossed Subordinate
M-2	$42,966,000	AA/Aa2	[4.90%]	LIBOR [7]	5.29	Groups I-IV	Crossed Subordinate
M-3	$24,551,000	AA/Aa3	[4.30%]	LIBOR [7]	5.29	Groups I-IV	Crossed Subordinate
M-4	$29,462,000	AA/NR	[3.58%]	LIBOR [7]	5.29	Groups I-IV	Crossed Subordinate
M-5	$71,203,000	A/NR	[1.84%]	LIBOR [7]	5.29	Groups I-IV	Crossed Subordinate
			Non-Offered Securities				
B	$60,988,793	BBB/NR	0.35%	PO [8]	Info Not Provided	Groups I-IV	Crossed Subordinate
N	Notional			Information Not Provided			NIM
Trust Cert	Notional						Trust Certificate

(1) Subject to a permitted variance of +/- 10% in aggregate

(2) Rating levels are subject to final approval

(3) Initial credit enhancement for the Notes includes overcollateralization which will initially equal [0.35%]. The OC target amount for the Group I-IV Notes will equal 0.35% of the Cut-Off Date principal balance of the related mortgage loans plus the related pre-funded amount.

(4) The Note Interest Rate for the Class I-A-1, Class I-A-2 and Class I-A-3 Notes (collectively, the "Class I-A Notes") will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% and [tbd]% , respectively, and (ii) [11.00%], subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class I-A-1, Class I-A-2 and Class I-A-3 Notes will increase to 2 times the original margin.

(5) The Note Interest Rate for the Class II-A Notes will be an 30/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]% and (ii) [11.00%] subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class II-A Notes will increase to 2 times the original margin.

(6) Up to and including the payment date in June 2010, the Note Interest Rate for the Class III-A Notes and Class IV-A Notes will be a 30/360 fixed rate equal to [5.565]% and [5.615]%, respectively, each subject to the related Available Funds Rate described herein. After the payment date in June 2010, the Class III-A Notes and Class IV-A Notes will have a 30/360 Note Interest Rate equal to the lesser of (i) 6-Month LIBOR (which is set every 6 months) plus 1.50%, (ii) [11.00%] and (ii) the related Available Funds Rate.

(7) The Note Interest Rate for the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes (together, the "Class M Notes") will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% , [tbd]% , [tbd]% and [tbd]%, respectively, and (ii) [11.00%] each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class M Notes will increase to 1.5 times the original margin.

(8) The Class B Notes are principal only notes. They are not entitled to payments of interest.

(9) WALs are calculated at the pricing speed to the 10% Optional Termination with respect to the Class I-A, Class II-A, Class M and Class B Notes and to CPB with respect to the Class III-A and Class IV-A Notes. Pricing Speed is 25% CPR.

(10) The Class I-A-2 Notes and Class I-A-3 Notes are Mezzanine Seniors. Any losses allocable to the Class I-A Notes will first be allocated to the Class I-A-3 Notes and next to the Class I-A-2 Notes, in that order, until reduced to zero. Losses will not be allocated to the Class I-A-1 Notes.

COLLATERAL DESCRIPTION

- Conventional, one- to four-family, hybrid and adjustable-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit V attached hereto.

- Approximately 39.62%, 45.37%, 100.00% and 0.00% of the mortgage loans in loan groups I, II, III, and IV respectively and 61.42% of the Group I-IV mortgage loans have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming" mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.

- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.

- Approximately 4.85% of the Group I-IV mortgage loans have a loan-to-value ratio greater than 80%.

- Approximately 1.35% of the Group I-IV mortgage loans have a loan-to-value greater than 80% and do not have MI.

- As of the Cut-Off Date, none of the Group I-IV mortgage loans will be greater than 30-days delinquent.

- Approximately 72.07% of the Group I-IV mortgage loans provide for a period of interest only payments before they convert to fully amortizing.

LOAN GROUP DESCRIPTION

- Group I – *MTA Neg Am ARMs.*
- Group II – *2 Yr. Hybrid, 3 Yr. Hybrid, and 6-Mo. LIBOR/CMT ARMs.*
- Group III – *Conforming 5 Yr. Hybrid*
- Group IV – Non *Conforming 5Yr. Hybrid*

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WA Orig Term (mos.)	WAM (mos.)	WALA (mos.)	Gross Margin (%)	Net Margin (%)	Initial Cap (%)	Period Cap (%)	Max Rate (%)	Mos to Roll
Group I	20.28	2.02	1.72	375	374	1	3.11	2.81	N/A	N/A	10.03	1
Group II	29.42	5.10	4.80	360	359	1	2.75	2.45	1.97	1.40	11.28	18
Group III	34.33	6.16	5.79	360	359	1	3.12	2.75	5.00	1.33	11.17	59
Group IV	15.97	5.98	5.73	360	359	1	2.78	2.53	5.00	1.66	10.98	59
Group I-IV Totals:	100.00	4.98	4.66	363	362	1	2.96	2.64	3.09	1.13	10.94	35

SUMMARY OF TERMS

Depositor:	American Home Mortgage Securities LLC.
RMBS Master Servicer/Securities Administrator:	Wells Fargo Bank, N.A.
RMBS Servicer:	American Home Mortgage Servicing, Inc.
Underwriters:	Lehman Brothers Inc. (lead manager), Bear, Stearns & Co. Inc., UBS Investment Bank, Greenwich Capital Markets, Inc. and Goldman, Sachs & Co. (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	M&T Bank
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	June 1, 2005
Statistical Cut-off Date:	May 26, 2005
Expected Settlement Date:	June [22], 2005
Expected Pricing Date:	June [16], 2005
Payment Date:	25th day of each month (or the next business day), commencing July 2005.
Final Scheduled Payment Date:	[July 25, 2045]
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the Mortgage Loans is reduced to 10% of the aggregate principal balance of the Mortgage Loans in Groups I-IV and Group V as of the Cut-off Date plus amounts on deposit in the related prefunding accounts as of the Closing Date. In addition, the holder of a majority percentage interest in the trust certificates may repurchase each of the Group 1-IV mortgage loans and Group V mortgage loans, separately, when each such group is reduced to 10% of the aggregate principal balance of such group as of the Cut-Off Date plus amounts on deposit in the related prefunding account as of the Closing Date as provided for in the prospectus supplement.
Negative Amortization:	The Group I mortgage loans are subject to negative amortization. For any payment date, the Group I Principal Remittance Amount will be reduced by any negative amortization on such loans until reduced to zero. Any additional negative amortization in excess of the Group 1 Principal Remittance Amount will constitute an "Additional Negative Amortization Principal Amount."

Group I, Group II, Group III, Group IV Prefunding Accounts:	On the Closing Date cash in the estimated amounts of approximately $[207,520,942], $[300,995,714], $[351,202,805] and $[163,341,200] will be deposited into the Group I, Group II, Group III and Group IV Prefunding Accounts, respectively, but in no case more than 25% of the related total mortgage loan group as of the Cut-Off Date including such prefunding amounts. Amounts on deposit in the Prefunding Accounts will be used to purchase additional related mortgage loans during the period ending no later than September 30, 2005 (the "Pre-Funding Period"). Any balance remaining in the Prefunding Accounts after the end of the Pre-Funding Period will be distributed as principal to the related Class A Notes on the following Payment Date.
Group I, Group II, Group III, Group IV Interest Coverage Accounts:	On the Closing Date, cash in the estimated amount of approximately $[ ], $[ ], $[ ] and $[ ] will be deposited into the Group I, Group II, Group III and Group IV Interest Coverage Accounts, respectively. Amounts in each Interest Coverage Account will be used to cover shortfalls in the amounts of interest generated by the mortgage loans in attributable to the pre-funding feature for each respective loan group.
Registration:	The Notes will be available in book-entry form through DTC.
Offered Notes:	The Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A, Class IV-A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes are referred to herein as the "Offered Notes"
Denominations:	The Offered Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.
Federal Tax Treatment:	The Offered Notes will be characterized as debt for federal income tax purposes.
ERISA Considerations:	The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Notes.
SMMEA Eligibility:	The Offered Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
P&I Advances:	The RMBS Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the RMBS Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee.

Servicing Fee:	With respect to each mortgage loan and any payment date, the fee payable to the RMBS Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the principal balance of such mortgage loan as of the first day of the related Due Period.
Servicing Fee Rate:	0.375% conforming balance mortgage loans, 0.25% non-conforming balance mortgage loans
Accrual Period:	The "Accrual Period" for all of the Classes of Notes except the Class II-A, Class III-A Notes and Class IV-A Notes will be the period from and including the preceding payment date (or from the Settlement Date with respect to the first payment date) to and including the day prior to the current payment date. The "Accrual Period" for the Class III-A Noes and Class IV-A Notes will be the calendar month preceding the month in which the payment date occurs, beginning in June 2005. The Securities Administrator will calculate interest on all of the Classes of Notes except for the Class II-A, Class III-A Notes and Class IV-A Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class II-A, Class III-A Notes and Class IV-A Notes on a 30/360 basis.
Credit Enhancement for the Group I-IV Notes:	Subordination (includes initial OC):

Initially, [7.55%] for the Group I-IV Senior Notes,[5.95%] for the Class M-1 Notes, [4.90%] for the Class M-2 Notes, [4.30%] for the Class M-3 Notes, [3.58%] for the Class M-4 Notes, [1.84%] for the Class M-5 Notes and [0.35%] for the Class B Notes.

- Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately [ ] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on all the Group I-IV Notes and to replenish OC as needed.

Available Funds	For any Payment Date and with respect to each Loan Group, will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the RMBS Master Servicer or RMBS Servicer for such Payment Date in respect of the mortgage loans in the related Loan Group, (3) any amounts reimbursed by the RMBS Master Servicer in connection with losses on certain eligible investments; (4) amounts transferred from the related Interest Coverage Account and, at the end of the Prefunding Period, any excess amounts transferred from the related Pre-Funding Account and (5) interest earned on amounts on deposit in the related Pre-Funding Account (6) fees payable to, and amounts reimbursable to, the RMBS Master Servicer, the RMBS Servicer, the Securities Administrator, the Indenture Trustee and the Custodian.
Accrued Note Interest:	For any Payment Date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal

balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Date with interest thereon at the related Note Interest Rate.

Available Funds Rate: On any Payment Date and any class of Class I-A, Class II-A, Class III-A or Class IV-A Notes, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates on the related mortgage loans included in the trust as of the end of the prior Due Period, weighted on the basis of the principal balances thereof as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) in the case of the Class I-A Notes only, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction. In addition, the Available Funds Rate with respect to the Class I-A Notes will be reduced by the Additional Negative Amortization Principal Amount, expressed as a percentage of the aggregate Note Principal Balance of the Class I-A Notes. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Principal balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

On any Payment Date and any class of Class M Notes, the per annum rate equal to (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the mortgage loans in Loan Group I, Loan Group II, Loan Group III and Loan Group IV included in the trust as of the end of the prior Due Period, weighted on the basis of the Principal balances thereof as of the end of the prior Due Period, weighted in proportion to the results of subtracting from the aggregate Principal balance of the mortgage loans of Loan Group I, Loan Group II, Loan Group III and Loan Group IV, the aggregate Note Principal Balance of the related Class I-A, Class II-A, Class III-A and Class IV-A Notes, respectively, and (2) the amount of interest earned on amounts on deposit in the related Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the related Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the related Pre-Funded Amount as of the end of the related Due Period, times (b) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Principal balance of the related mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the related Pre-Funding Account, respectively.

Adjustment Fraction: For any Payment Date with respect to the Class I-A, Class II-A, Class III-A, Class IV-A, Class M and Class B Notes, a fraction, (x) the numerator of which is the aggregate Principal balance of the mortgage loans of Loan Group I, Loan Group II, Loan Group III, and Loan Group IV at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Class I-A, Class II-A, Class III-A, Class IV-A and Class M Notes immediately prior to that Payment Date.

Principal Remittance Amount: For any payment date and any loan group or the mortgage loans in the aggregate, as applicable, the sum of (a) the principal portion of all scheduled monthly payments on

the related mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of mortgage loans in the related loan group during the preceding calendar month, (c) any amount remaining on deposit in the related Pre-Funding Account at the end of the Prefunding Period and (d) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the related mortgage loans.

In addition, with respect to the Group I Loans, the Principal Remittance Amount shall be reduced (to not less than zero) by the Negative Amortization Amount on the Group I Loans.

Group I-IV Basic Principal Distribution Amount: With respect to any payment date and loan groups I-IV, the lesser of (a) the excess of (i) the aggregate Available Funds for loan groups I-IV for such payment date over (ii) the aggregate amount of Accrued Note Interest for the related Notes for such payment date and (b) the aggregate Principal Remittance Amount for loan groups I-IV.

Group I-IV Principal Distribution Amount: For any payment date and loan groups I-IV, the sum of (a) the Group I-IV Basic Principal Distribution Amount and (b) the Group I-IV Overcollateralization Increase Amount. In addition, the Group I-IV Principal Distribution Amount shall be reduced to the extent the Group I-IV Overcollateralization Amount for exceeds the Group I-IV Overcollateralization Target Amount, by the amount of such excess.

Group I-IV Net Monthly Excess Cashflow: For any payment date, the sum of (1) the excess of (x) the aggregate Group I, Group II, Group III and Group IV Available Funds for such payment date over (y) the sum for such payment date of (a) the aggregate amount of Accrued Note Interest for the Group I, Group II, Group III and Group IV Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group I, Group II, Group III and Group IV Notes and (2) amounts payable from Net Monthly Excess Cashflow from the Group V Loans as provided in the indenture.

Group I-IV Overcollateralization Increase Amount: For any payment date, the lesser of (i) the Group I-IV Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group I-IV Overcollateralization Target Amount over (b) the Group I-IV Overcollateralization Amount on such payment date after taking into account payments to the Group I-IV Notes of the Group I-IV Basic Principal Distribution Amount on such payment date.

Group I-IV Overcollateralization Amount: For any payment date, the amount, if any, by which (i) the aggregate principal balance of the Group I, Group II, Group III and Group IV mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, including Realized Losses on the mortgage loans incurred during the related Prepayment Period) and the related Pre-Funded Amount, exceeds (ii) the aggregate note principal balance of the Group I-IV Notes as of such payment date.

Group I-IV Overcollateralization Target Amount and Overcollateralization Floor:	0.35% of the Cut-off Date Balance of the Group I-IV mortgage loans (which includes amounts on deposit in the related prefunding accounts as of the Closing Date) plus the amount of any Additional Negative Amortization Principal Amount.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any payment date for the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A, Class IV-A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes, the sum of (i) if on such payment date the note interest rate for the related Notes is based on the related Available Funds Rate, the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of the LIBOR-based rate and the maximum rate with respect to the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class M-1, Class M-2, Class M-3, Class M-4 or Class M-5 Notes or in the case of the Class III-A or Class IV-A Notes after the related note rate change date or (ii) such class's fixed-rate with respect to the Class III-A Notes or Class IV-A Notes before the related note rate change date over (b) interest calculated at the Available Funds Rate and (ii) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow and in the case of the Class II-A Notes, by the Class II-A Corridor Cap Agreement.
Group I-IV Stepdown Date:	The later to occur of (x) the Payment Date occurring in July 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Group I-IV Class A Notes (calculated for this purpose only after taking into account distributions of principal on the related mortgage loans, but prior to any distribution of the Group I-IV Principal Distribution Amount to the holders of the Group I-IV Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately [15.10%].
Group I-IV Trigger Event:	A "Group I-IV Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Principal balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Principal balances of the related mortgage loans as of the last day of the related due period, equals or exceeds [50]% of the aggregate amount of the Class M Notes, Class B Notes and Group I-IV Overcollateralization Amount or if the Cumulative Loss Test has been violated.
Cumulative Loss Test:	The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the sum of (i) the aggregate principal balance of the mortgage loans as of the Cut-Off Date and (ii) the related pre-funded amounts exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date:	Percentage
July 2008 through June 2009:	[1.75]%
July 2009 and thereafter:	[2.00]%

Priority of Payments: Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for each Loan Group will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group I, Group II, Group III and Group IV Available Funds, will be made according to the following priority:

Group I-IV Interest Payments

1) From each Available Funds, concurrently, to the holders of the related Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A and Class IV-A Notes, the related Accrued Note Interest and any related Unpaid Interest Shortfall;
2) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-1 Notes, the Accrued Note Interest for such class;
3) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-2 Notes, the Accrued Note Interest for such class;
4) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-3 Notes, the Accrued Note Interest for such class;
5) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-4 Notes, the Accrued Note Interest for such class;
6) From remaining Group I, Group II, Group III and Group IV Available Funds, to the holders of the Class M-5 Notes, the Accrued Note Interest for such class;
7) Any remainder (to the extent not included as part of the Group I-IV Principal Distribution Amount) to be included as Group I-IV Net Monthly Excess Cashflow as described below.

Group I-IV Principal Distributions:

<u>Prior to the Group I-IV Stepdown Date or on which a Group I-IV Trigger Event is in effect:</u>
1) From the Principal Distribution Amount for Loan Group I, payments of principal to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;
2) From the Principal Distribution Amount for Loan Group II, payments of principal to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;
3) From the Principal Distribution Amount for Loan Group III, payments of principal to the holders of the Class III-A Notes, until the Note Principal Balance of such class has been reduced to zero;
4) From the Principal Distribution Amount for Loan Group IV, payments of principal to the holders of the Class IV-A Notes until the Note Principal Balance of such class has been reduced to zero;
5) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, payments of principal to the holders of the Class I-A,

Class II-A, Class III-A and Class IV-A Notes on a pro rata basis, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A-1, Class I-A-2 and Class I-A-3 Notes pro rata;

6) To the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Notes, sequentially, from the remaining Group I-IV Principal Distribution Amount, until the Note Principal Balance of such class has been reduced to zero;

7) Any remainder as part of Group I-IV Net Monthly Excess Cashflow as described below.

<u>On or after the Group I-IV Stepdown Date on which a Group I-IV Trigger Event is not in effect:</u>

1) From the Principal Distribution Amount for Loan Group I, the Class I-A Principal Distribution Amount to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Notes, pro rata, until the Note Principal Balance of each such class has been reduced to zero;

2) From the Principal Distribution Amount for Loan Group II, the Class II-A Principal Distribution Amount to the holders of the Class II-A Notes, until the Note Principal Balance of such class has been reduced to zero;

3) From the Principal Distribution Amount for Loan Group III, the Class III-A Principal Distribution Amount to the holders of the Class III-A Notes until the Note Principal Balance of such class has been reduced to zero;

4) From the Principal Distribution Amount for Loan Group IV, the Class IV-A Principal Distribution Amount to the holders of the Class IV-A Notes until the Note Principal Balance of such class has been reduced to zero;

5) From the aggregate remaining Principal Distribution Amount for Loan Groups I, II, III and IV, the aggregate remaining Class I-A, Class II-A, Class III-A and Class IV-A Principal Distribution Amount to the holders of the Class I-A, Class II-A, Class III-A and Class IV-A Notes on a pro rata basis, based on the Note Principal Balances thereof, until the Note Principal Balances thereof have been reduced to zero, with any amounts payable to the Class I-A Notes payable to the Class I-A-1, Class I-A-2 and Class I-A-3 Notes pro rata;

6) To the holders of the Class M-1 Notes, Class M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;

7) To the holders of the Class M-2 Notes, Class M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;

8) To the holders of the Class M-3 Notes, Class M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;

9) To the holders of the Class M-4 Notes, Class M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;

10) To the holders of the Class M-5 Notes, Class M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;

11) To the holders of the Class B Notes, Class B Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and

12) Any remainder as part of Group I-IV Net Monthly Excess Cashflow as described below.

Group I-IV Net Monthly Excess Cashflow:

On each Payment Date, Group I-IV Net Monthly Excess Cashflow will be distributed as follows:

1) To the holders of the Class I-A Notes, pro rata, Class II-A, Class III-A, Class IV-A, Class M and Class B Notes in an amount equal to the Group I-IV Overcollateralization Increase Amount, payable to such holders as part of the Group I-IV Principal Distribution Amount in the same priority as described under "Group I-IV Principal Distributions" above; to replenish the Overcollateralization Target Amount;

2) To the Class I-A-2 Notes and Class I-A-3 Notes, pro rata, any Allocated Realized Loss Amount for such Notes;

3) To the Class M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class M-1 Notes;

4) To the Class M-2 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-2 Notes;

5) To the Class M-3 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-3 Notes;

6) To the Class M-4 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-4 Notes;

7) To the Class M-5 Notes, any Unpaid Interest Shortfalls and any Allocated Realized Loss Amount, in that order, on the Class M-5 Notes;

8) To the Class B Notes any Allocated Realized Loss Amount on the Class B Notes;

9) Concurrently, to the Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A, and Class IV-A Notes, any Basis Risk Shortfall Carryforward Amount due to such classes, pro rata based on the amount of Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount due such classes; and then to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes, in that order, any Basis Risk Shortfall Carryforward Amount or Net WAC Shortfall Carryforward Amount for such notes;

10) To the Group V Notes any crossable payments as provided in the indenture;

11) To the holders of the Class N Notes as provided in the indenture; and

12) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Group I-IV Class A Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the Group I-IV Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess of (x) the aggregate Note Principal Balance of the classes of Class I-A-1, Class I-A-2, Class I-A-3, Class II-A, Class III-A and Class IV-A Notes (collectively, the "Group I-IV Class A Notes") immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [84.90]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period and (B) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.

Class I-A, Class II-A, Class III-A and Class IV-A Principal Distribution Amounts:	For any applicable Payment Date, a pro rata portion of the Group I-IV Class A Principal Distribution Amount based upon principal funds received on the Group I-IV mortgage loans.
Class M-1 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date) and (2) the Note Principal Balance of the Class M-1 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [88.10]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.
Class M-2 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class M-2 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [90.20]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-3 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class M-3 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [91.40]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.
Class M-4 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date and (5) the Note Principal Balance of the Class M-4 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [92.84]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.

Class M-5 Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date and (5) the Note Principal Balance of the Class M-5 Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [96.32]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.

Class B Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the remaining Group I-IV Principal Distribution Amount for that Payment Date after payment of the Group I-IV Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (B) the excess, if any, of (i) the sum of (1) the aggregate Note Principal Balance of the Group I-IV Class A Notes (after taking into account the payment of the Group I-IV Class A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class M-1 Notes (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Payment Date) (3) the Note Principal Balance of the Class M-2 Notes (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Payment Date) (4) the Note Principal Balance of the Class M-3 Notes (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Payment Date (5) the Note Principal Balance of the Class M-4 Notes (after taking into account the payment of the Class M-4 Principal Distribution Amount for such Payment Date (6) the Note Principal Balance of the Class M-5 Notes (after taking into account the payment of the Class M-5 Principal Distribution Amount for such Payment Date and (5) the Note Principal Balance of the Class B Notes immediately prior to such Payment Date, over (ii) the lesser of (a) the product of (i) approximately [99.30]% and (ii) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period, and (b) the aggregate principal balance of the Group I-IV mortgage loans as of the last day of the related due period minus the related OC Floor.
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses:	Any Realized Losses on the Group I-IV mortgage loans will be allocated on any payment date; first, to the Group I-IV Net Monthly Excess Cashflow, by an increase in the Group I-IV Overcollateralization Increase Amount for that payment date; second, in reduction of the Group I-IV Overcollateralization Amount, until reduced to zero. Following the reduction of the Group I-IV Overcollateralization Amount to zero, Realized Losses on the Group I-IV mortgage loans will generally be allocated to the related notes in reverse numerical order starting with the Class B Notes, the Class M-5 Notes, the Class M-4 Notes, the Class M-3 Notes, the Class M-2 Notes and the Class M-1 Notes, in that order until reduced to zero. Once the Class M-1 Notes have been reduced to zero, the Group I pro rata share of Realized Losses based on the outstanding balance of the Group I Loans as a percentage of the aggregate balance of the Group I-IV Loans, will be allocated to the Class I-A-3 Notes and Class I-A-2 Notes reverse sequentially, in that order, until reduced to zero. The Indenture does not permit the allocation of Realized Losses to the Class I-A-1, Class II-A, Class III-A and Class IV-A Notes.
	Once Realized Losses have been allocated to any class of Class M or Senior Mezzanine Notes such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to the Notes, other than the Class I-A-1, Class II-A, Class III-A and Class IV-A Notes, and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.
Class II-A Corridor Cap Agreement:	**Class II-A Corridor Cap Agreement:**
	The Class II-A Notes will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a corridor cap agreement (the "Class II-A Corridor Cap Agreement") purchased with respect to the Class II-A Notes. The Class II-A Corridor Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class II-A Notes and the related Available Funds Rate.
	On each Payment Date, payments under the Class II-A Corridor Cap Agreement will be an amount equal to the product of (i) the excess of the minimum of (1) one-month LIBOR for such Distribution Date over the low strike and (2) the high strike rate over the low strike rate (ii) the lesser of (a) the Note Principal Balance of the Class II-A Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I and (iii) 1/12
	See Exhibit I for a schedule of Class II-A Corridor Cap Notional Amounts and Strike Rates by month.
Corridor Cap Provider:	An entity rated at least AA/Aa2 by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter)

Exhibit I – Class II-A Corridor Cap Terms

Payment Date	Class II-A Cap Notional Amount	Low Strike	High Strike
25-Jul-05	$1,113,082,000.00	3.46%	8.00%
25-Aug-05	1,080,599,839.99	3.93	8.00
25-Sep-05	1,049,012,811.44	4.07	8.00
25-Oct-05	1,018,286,155.10	4.10	8.00
25-Nov-05	988,397,750.19	4.12	8.00
25-Dec-05	959,323,010.64	4.13	8.00
25-Jan-06	931,039,554.06	3.85	8.00
25-Feb-06	903,525,599.97	3.87	8.00
25-Mar-06	876,760,003.95	3.87	8.00
25-Apr-06	850,722,134.68	3.88	8.00
25-May-06	825,392,032.42	3.89	8.00
25-Jun-06	800,750,246.21	4.40	8.00
25-Jul-06	776,788,039.55	4.41	8.00
25-Aug-06	753,476,301.43	4.41	8.00
25-Sep-06	730,797,210.05	4.42	8.00
25-Oct-06	708,733,425.64	4.43	8.00
25-Nov-06	687,268,090.75	4.44	8.00
25-Dec-06	666,384,812.89	4.44	8.00
25-Jan-07	646,067,655.52	4.45	8.00
25-Feb-07	626,301,117.55	4.46	8.00
25-Mar-07	607,070,143.57	4.46	8.00
25-Apr-07	588,360,050.96	4.47	8.00
25-May-07	570,156,593.43	4.50	8.00
25-Jun-07	552,448,476.36	5.72	9.00
25-Jul-07	531,309,435.91	5.71	9.00
25-Aug-07	510,949,191.78	5.71	9.00
25-Sep-07	491,335,187.74	5.70	9.00
25-Oct-07	472,436,436.89	5.69	9.00
25-Nov-07	454,223,383.92	5.68	9.00
25-Dec-07	436,667,875.99	5.67	9.00
25-Jan-08	419,742,984.75	5.67	9.00
25-Feb-08	403,423,044.87	5.66	9.00
25-Mar-08	387,683,566.83	5.65	9.00
25-Apr-08	372,501,174.59	5.65	9.00
25-May-08	357,853,549.66	5.64	9.00

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2
Publicly Offered Note Computational Materials: Term Sheet

Exhibit II– Group I-IV Available Funds Cap Schedule [1] [2]

Payment Date	Class I-A AFC	Class II-A AFC	Class III-A AFC	Class IV-A AFC	Class M AFC
25-Jul-2005	1.38138%	9.42721%	5.89871%	5.83894%	3.74999%
25-Aug-2005	9.60254	9.68787	5.90143	5.84167	6.41456
25-Sep-2005	9.60685	10.01689	5.90405	5.84431	6.55407
25-Oct-2005	9.93163	10.00312	5.90674	5.84701	6.78359
25-Nov-2005	9.61576	9.98418	5.90949	5.84978	6.57117
25-Dec-2005	9.94106	9.96437	5.91231	5.85261	6.79368
25-Jan-2006	9.62511	10.22976	5.91519	5.85551	6.57832
25-Feb-2006	9.62995	10.19880	5.91815	5.85848	6.58164
25-Mar-2006	10.66722	10.18750	5.92118	5.86152	7.29059
25-Apr-2006	9.63999	10.16660	5.92428	5.86463	6.58854
25-May-2006	9.96669	10.14585	5.92745	5.86782	6.81184
25-Jun-2006	9.65051	10.48887	5.93070	5.87108	6.83612
25-Jul-2006	9.97784	10.47252	5.93404	5.87443	7.06856
25-Aug-2006	9.66157	10.46398	5.93745	5.87785	6.84451
25-Sep-2006	9.66729	10.44602	5.94095	5.88136	6.84858
25-Oct-2006	9.99560	10.42824	5.94454	5.88496	7.08117
25-Nov-2006	9.67917	10.41059	5.94821	5.88864	6.85702
25-Dec-2006	10.00817	10.40318	5.95197	5.89240	7.09030
25-Jan-2007	9.69163	10.38771	5.95582	5.89626	6.86659
25-Feb-2007	9.69809	10.37050	5.95977	5.90022	6.87118
25-Mar-2007	10.74449	10.36274	5.96381	5.90426	7.61258
25-Apr-2007	9.71149	10.34581	5.96796	5.90842	6.88070
25-May-2007	10.04240	10.35759	5.97221	5.91268	7.12899
25-Jun-2007	9.72558	11.49089	5.97657	5.91704	7.28639
25-Jul-2007	10.05732	11.47527	5.98105	5.92152	7.53574
25-Aug-2007	9.74039	11.44844	5.98563	5.92611	7.29828
25-Sep-2007	9.74807	11.43113	5.99033	5.93081	7.30405
25-Oct-2007	10.08113	11.41425	5.99514	5.93562	7.55362
25-Nov-2007	9.76400	11.41346	6.00007	5.94055	7.32048
25-Dec-2007	10.09800	11.56274	6.00513	5.94561	7.61956
25-Jan-2008	9.78072	11.54085	6.01031	5.95079	7.38079
25-Feb-2008	9.78940	11.52573	6.01562	5.95609	7.38735
25-Mar-2008	10.47403	11.51093	6.02105	5.96153	7.90401
25-Apr-2008	9.80740	11.48822	6.02663	5.96710	7.40096
25-May-2008	10.14395	11.49087	6.03234	5.97280	7.65988
25-Jun-2008	9.82630	10.43389	6.03820	5.97865	7.89365
25-Jul-2008	10.16401	10.45477	6.04422	5.98467	8.16801
25-Aug-2008	9.78145	10.39709	6.01059	5.95142	7.86277
25-Sep-2008	9.78145	10.39753	6.01057	5.95145	7.86349
25-Oct-2008	10.10749	10.39798	6.01054	5.95148	8.12605
25-Nov-2008	9.78144	10.39919	6.01052	5.95150	7.86455

25-Dec-2008	10.10749	10.51578	6.01049	5.95153	8.16116
25-Jan-2009	9.78144	10.51882	6.01046	5.95156	7.89898
25-Feb-2009	9.78144	10.51929	6.01044	5.95159	7.89931
25-Mar-2009	10.82945	10.51976	6.01041	5.95161	8.74599
25-Apr-2009	9.78143	10.52024	6.01038	5.95164	7.89987
25-May-2009	10.10746	10.52106	6.01036	5.95167	8.16164
25-Jun-2009	9.78141	11.09487	6.01033	5.95170	8.05908
25-Jul-2009	10.10746	11.09762	6.01030	5.95172	8.32626
25-Aug-2009	9.78141	11.09781	6.01028	5.95175	8.05548
25-Sep-2009	9.78141	11.09799	6.01025	5.95178	8.05324
25-Oct-2009	10.10746	11.09818	6.01022	5.95181	8.31931
25-Nov-2009	9.78141	11.09837	6.01019	5.95364	8.04888
25-Dec-2009	10.10746	11.10006	6.01017	5.95367	8.31514
25-Jan-2010	9.78141	11.10077	6.01014	5.95369	8.04460
25-Feb-2010	9.78142	11.10096	6.01011	5.95372	8.04208
25-Mar-2010	10.82942	11.10116	6.01008	6.03862	8.91558
25-Apr-2010	9.78142	11.10135	6.01005	6.03862	8.05015
25-May-2010	10.10746	11.10155	6.01002	6.04718	8.31710
25-Jun-2010	9.78142	11.39846	11.19795	11.13944	10.68492
25-Jul-2010	10.10746	11.39845	11.19797	11.13948	11.04254
25-Aug-2010	9.78142	11.39844	11.19799	11.13951	10.68777
25-Sep-2010	9.78142	11.39843	11.19801	11.13956	10.68925
25-Oct-2010	10.10746	11.39843	11.19803	11.13959	11.04713
25-Nov-2010	9.78142	11.39842	11.19805	11.13963	10.69232
25-Dec-2010	10.10746	11.39841	11.20084	11.13967	11.05136
25-Jan-2011	9.78142	11.39840	11.20086	11.13971	10.69649
25-Feb-2011	9.78142	11.39839	11.20088	11.13975	10.69816
25-Mar-2011	10.82943	11.39839	11.20089	11.13978	11.84629
25-Apr-2011	9.78142	11.39835	11.20091	11.13982	10.70162
25-May-2011	10.10746	11.39831	11.20093	11.13986	11.06018
25-Jun-2011	9.78142	11.39831	11.20179	11.14461	10.70629
25-Jul-2011	10.10746	11.39827	11.20181	11.14465	11.06510
25-Aug-2011	9.78142	11.39823	11.20183	11.14469	10.71008
25-Sep-2011	9.78142	11.39819	11.20185	11.14472	10.71205
25-Oct-2011	10.10746	11.39815	11.20187	11.14476	11.07121
25-Nov-2011	9.78142	11.39811	11.20189	11.14480	10.71614
25-Dec-2011	10.10746	11.39807	11.20274	11.14484	11.07583
25-Jan-2012	9.78142	11.39803	11.20276	11.14488	10.72072
25-Feb-2012	9.78142	11.39799	11.20278	11.14492	10.72295
25-Mar-2012	10.45600	11.39795	11.20280	11.14496	11.46490
25-Apr-2012	9.78142	11.39790	11.20282	11.14500	10.72757
25-May-2012	10.10746	11.39786	11.20284	11.14504	11.08763
25-Jun-2012	9.78142	11.39782	11.20286	11.14508	10.73242
25-Jul-2012	10.10747	11.39777	11.20288	11.14512	11.09277
25-Aug-2012	9.78142	11.39773	11.20290	11.14516	10.73751
25-Sep-2012	9.78142	11.39768	11.20292	11.14520	10.74016
25-Oct-2012	10.10747	11.39763	11.20294	11.14524	11.10096

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2
Publicly Offered Note Computational Materials: Term Sheet

25-Nov-2012	9.78142	11.39759	11.20296	11.14528	10.74564
25-Dec-2012	10.10747	11.39754	11.20298	11.14532	11.10677
25-Jan-2013	9.78142	11.39749	11.20300	11.14536	10.75140
25-Feb-2013	9.78142	11.39742	11.20302	11.14540	10.75436
25-Mar-2013	10.82943	11.39734	11.20304	11.14544	11.90997
25-Apr-2013	9.78142	11.39726	11.20307	11.14549	10.76050
25-May-2013	10.10747	11.39719	11.20309	11.14553	11.12248
25-Jun-2013	9.78142	11.39711	11.20311	11.14557	10.76695
25-Jul-2013	10.10747	11.39703	11.20313	11.14561	11.12931
25-Aug-2013	9.78142	11.39695	11.20315	11.14566	10.77374

(1) Available Funds Cap Calculation assumes all indices are at 20% and in the case of the Class II-A AFC, includes proceeds received under the Class II-A Corridor Cap

(2) Assumes a Settlement Date of June 17, 2005

Exhibit III - Price/Yield Tables [1]

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class I-A-1 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.46	3.46	3.46	3.46	3.46	3.46	3.46
WAL (yrs)	7.66	5.30	3.10	2.50	2.07	1.45	1.06
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class I-A-2 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.51	3.51	3.51	3.51	3.51	3.51	3.51
WAL (yrs)	7.66	5.30	3.10	2.50	2.07	1.45	1.06
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class I-A-3 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.56	3.56	3.56	3.56	3.56	3.56	3.56
WAL (yrs)	7.66	5.30	3.10	2.50	2.07	1.45	1.06
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class II-A *Run to 10% Optional Termination*							
Price: 102.000							
Yield (%)	4.38	4.24	3.92	3.74	3.54	3.07	2.50
WAL (yrs)	7.33	5.08	3.00	2.42	2.01	1.42	1.05
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008
Class III-A *Run to CPB*							
Price: 101.500							
Yield (%)	5.04	4.97	4.77	4.65	4.50	4.06	3.58
WAL (yrs)	3.64	3.20	2.43	2.11	1.81	1.27	0.96
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	01/25/08
Class IV-A *Run to CPB*							
Price: 101.500							
Yield (%)	5.09	5.02	4.82	4.70	4.55	4.11	3.63
WAL (yrs)	3.64	3.19	2.43	2.11	1.81	1.27	0.96
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	05/25/10	01/25/08

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR

Class M1 *Run to 10% Optional Termination*
Price: 100.000

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield (%)	3.63	3.63	3.63	3.63	3.63	3.63	3.63
WAL (yrs)	12.52	8.82	5.30	4.50	4.05	3.76	3.02
Start Date	11/25/2011	10/25/2009	8/25/2008	9/25/2008	10/25/2008	1/25/2009	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008

Class M2 *Run to 10% Optional Termination*
Price: 100.000

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield (%)	3.66	3.66	3.66	3.66	3.66	3.66	3.66
WAL (yrs)	12.52	8.82	5.29	4.48	4.01	3.64	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008

Class M3 *Run to 10% Optional Termination*
Price: 100.000

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield (%)	3.70	3.70	3.70	3.70	3.70	3.70	3.70
WAL (yrs)	12.52	8.82	5.29	4.47	4.00	3.57	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008

Class M4 *Run to 10% Optional Termination*
Price: 100.000

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield (%)	3.80	3.80	3.80	3.80	3.80	3.80	3.80
WAL (yrs)	12.52	8.82	5.29	4.47	3.98	3.52	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	8/25/2008	10/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008

Class M5 *Run to 10% Optional Termination*
Price: 100.000

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield (%)	4.21	4.21	4.21	4.21	4.21	4.21	4.21
WAL (yrs)	12.52	8.82	5.29	4.45	3.95	3.45	3.02
Start Date	11/25/2011	10/25/2009	7/25/2008	7/25/2008	7/25/2008	8/25/2008	6/25/2008
End Date	9/25/2023	8/25/2018	6/25/2013	12/25/2011	12/25/2010	6/25/2009	6/25/2008

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR

Class I-A-1 *Run to Maturity*
Price: 100.000

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield (%)	3.47	3.48	3.48	3.48	3.48	3.49	3.48
WAL (yrs)	8.13	5.76	3.40	2.75	2.27	1.60	1.12
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2034	1/25/2032	10/25/2023	8/25/2020	3/25/2018	11/25/2014	7/25/2012

Class I-A-2 *Run to Maturity*
Price: 100.000

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield (%)	3.52	3.52	3.53	3.53	3.53	3.53	3.52
WAL (yrs)	8.13	5.76	3.40	2.75	2.27	1.60	1.12
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2034	1/25/2032	10/25/2023	8/25/2020	3/25/2018	11/25/2014	7/25/2012

LEHMAN BROTHERS

RESIDENTIAL MORTGAGE FINANCE
6/23/2005

Class I-A-3 *Run to Maturity*
Price: 100.000

Yield (%)	3.57	3.57	3.58	3.58	3.58	3.59	3.57
WAL (yrs)	8.13	5.76	3.40	2.75	2.27	1.60	1.12
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	9/25/2034	1/25/2032	10/25/2023	8/25/2020	3/25/2018	11/25/2014	7/25/2012

Class II-A *Run to Maturity*
Price: 102.000

Yield (%)	4.43	4.33	4.06	3.91	3.73	3.30	2.64
WAL (yrs)	7.72	5.46	3.25	2.64	2.19	1.55	1.09
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	5/25/2034	4/25/2031	5/25/2023	5/25/2020	1/25/2018	9/25/2014	5/25/2012

Class III-A *Run to Maturity*
Price: 101-16

Yield (%)	5.08	5.02	4.86	4.75	4.62	4.29	3.81
WAL (yrs)	7.65	5.43	3.24	2.63	2.18	1.54	1.09
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	3/25/2034	6/25/2031	4/25/2023	4/25/2020	12/25/2017	8/25/2014	5/25/2012

Class IV-A *Run to Maturity*
Price: 101-16

Yield (%)	5.11	5.05	4.90	4.79	4.67	4.34	3.86
WAL (yrs)	7.63	5.43	3.24	2.63	2.18	1.54	1.09
Start Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
End Date	3/25/2034	5/25/2031	4/25/2023	4/25/2020	11/25/2017	8/25/2014	5/25/2012

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR

Class M1 *Run to Maturity*
Price: 100.000

Yield (%)	3.63	3.64	3.64	3.64	3.64	3.64	3.70
WAL (yrs)	13.29	9.53	5.76	4.88	4.36	3.98	4.58
Start Date	11/25/2011	10/25/2009	8/25/2008	9/25/2008	10/25/2008	1/25/2009	8/25/2009
End Date	10/25/2030	7/25/2025	1/25/2018	10/25/2015	2/25/2014	10/25/2011	6/25/2010

Class M2 *Run to Maturity*
Price: 100.000

Yield (%)	3.67	3.67	3.67	3.67	3.67	3.67	3.71
WAL (yrs)	13.24	9.47	5.71	4.83	4.29	3.84	4.07
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	4/25/2009
End Date	12/25/2029	6/25/2024	4/25/2017	2/25/2015	7/25/2013	5/25/2011	12/25/2009

Class M3 *Run to Maturity*
Price: 100.000

Yield (%)	3.71	3.71	3.71	3.71	3.71	3.71	3.75
WAL (yrs)	13.19	9.42	5.67	4.79	4.25	3.76	3.85
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	9/25/2008	11/25/2008	3/25/2009
End Date	2/25/2029	8/25/2023	9/25/2016	8/25/2014	2/25/2013	1/25/2011	9/25/2009

Class M4 *Run to Maturity*
Price: 100.000

LEHMAN BROTHERS 26 **RESIDENTIAL MORTGAGE FINANCE**
6/23/2005

Yield (%)	3.81	3.81	3.81	3.81	3.81	3.81	3.85
WAL (yrs)	13.13	9.36	5.63	4.76	4.20	3.69	3.70
Start Date	11/25/2011	10/25/2009	7/25/2008	8/25/2008	8/25/2008	10/25/2008	1/25/2009
End Date	7/25/2028	12/25/2022	4/25/2016	4/25/2014	11/25/2012	11/25/2010	7/25/2009

Class M5 *Run to Maturity*
Price: 100.000

Yield (%)	4.21	4.22	4.22	4.22	4.22	4.22	4.26
WAL (yrs)	12.89	9.14	5.48	4.62	4.08	3.54	3.45
Start Date	11/25/2011	10/25/2009	7/25/2008	7/25/2008	7/25/2008	8/25/2008	9/25/2008
End Date	8/25/2027	2/25/2022	9/25/2015	10/25/2013	6/25/2012	7/25/2010	4/25/2009

(1) Assumes a Settlement Date June 17, 2005

LEHMAN BROTHERS   27   RESIDENTIAL MORTGAGE FINANCE
6/23/2005

Exhibit IV – Collateral Summary

Original Principal Balances for the Group I-IV Mortgage Loans (1)

Range of Original Mortgage Loan Original Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1.00 - 100,000.00	3.21%	2.34%	5.74%	0.11%
100,001.00 - 200,000.00	13.06	13.72	36.77	0.38
200,001.00 - 300,000.00	14.57	17.42	36.99	0.48
300,001.00 - 350,000.00	6.49	9.44	15.52	0.17
350,001.00 - 400,000.00	7.44	8.45	4.34	12.12
400,001.00 - 450,000.00	5.88	6.80	0.41	15.41
450,001.00 - 500,000.00	4.63	8.18	0.17	15.41
500,001.00 - 550,000.00	4.23	4.44	0.06	12.16
550,001.00 - 600,000.00	3.69	4.82	0.00	8.62
600,001.00 - 650,000.00	4.71	4.31	0.00	8.29
650,001.00 - 700,000.00	2.53	1.45	0.00	3.91
700,001.00 - 800,000.00	3.66	3.40	0.00	6.51
800,001.00 - 900,000.00	3.05	2.44	0.00	4.29
900,001.00 - 1,000,000.00	4.18	4.42	0.00	6.18
1,000,001.00 - 1,100,000.00	1.55	0.46	0.00	0.84
1,100,001.00 - 1,200,000.00	0.98	1.49	0.00	0.61
1,200,001.00 - 1,300,000.00	1.57	1.63	0.00	0.34
1,300,001.00 - 1,400,000.00	1.40	0.76	0.00	0.71
1,400,001.00 - 1,500,000.00	2.45	1.27	0.00	0.76
1,500,001.00 >=	10.72	2.76	0.00	2.70
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1)As of the Date of Origination, the average principal balance of the Mortgage Loans was approximately $ 327,265; $310,638; $187,249; $533,639 and $ 270,345 for Groups I through IV and the aggregate respectively.

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2
Publicly Offered Note Computational Materials: Term Sheet

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1.00 - 100,000.00	3.28%	2.34%	5.74%	0.11%
100,001.00 - 200,000.00	13.00	13.72	36.79	0.38
200,001.00 - 300,000.00	14.57	17.42	36.97	0.48
300,001.00 - 350,000.00	6.49	9.44	15.52	0.17
350,001.00 - 400,000.00	7.44	8.45	4.34	12.12
400,001.00 - 450,000.00	5.88	6.80	0.41	15.41
450,001.00 - 500,000.00	4.63	8.18	0.17	15.41
500,001.00 - 550,000.00	4.23	4.44	0.06	12.16
550,001.00 - 600,000.00	3.69	4.82	0.00	8.62
600,001.00 - 650,000.00	4.71	4.31	0.00	8.29
650,001.00 - 700,000.00	2.53	1.45	0.00	3.91
700,001.00 - 800,000.00	3.66	3.40	0.00	6.51
800,001.00 - 900,000.00	3.05	2.44	0.00	4.53
900,001.00 - 1,000,000.00	4.18	4.42	0.00	6.18
1,000,001.00 - 1,100,000.00	1.55	0.46	0.00	0.84
1,100,001.00 - 1,200,000.00	0.98	1.49	0.00	0.61
1,200,001.00 - 1,300,000.00	1.57	1.63	0.00	0.34
1,300,001.00 - 1,400,000.00	1.40	0.76	0.00	0.71
1,400,001.00 - 1,500,000.00	2.45	1.27	0.00	0.76
1,500,001.00 >=	10.72	2.76	0.00	2.46
Total:	100.00%	100.00%	100.00%	100.00%

Current Principal Balances for the Group I-IV Mortgage Loans (1)

(1) As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $327,115, $310,627; $187,195, $532,618; and $270,208; for Groups I through IV and the aggregate respectively.

	Mortgage Rates for the Group I-IV Mortgage Loans (1)			
Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0.751 - 1.000	46.02%	5.22%	0.00%	0.00%
1.001 - 1.250	2.89	0.32	0.00	0.00
1.251 - 1.500	20.31	1.31	0.00	0.00
1.501 - 1.750	3.76	0.20	0.00	0.00
1.751 - 2.000	2.99	0.63	0.00	0.00
2.001 - 2.250	0.94	0.00	0.00	0.00
2.251 - 2.500	0.56	0.00	0.00	0.00
2.501 - 2.750	1.72	0.28	0.00	0.00
2.751 - 3.000	1.00	0.02	0.00	0.00
3.001 - 3.250	0.13	0.04	0.00	0.00
3.251 - 3.500	0.25	0.26	0.00	0.00
3.501 - 3.750	0.58	0.75	0.00	0.00
3.751 - 4.000	2.18	7.03	0.00	0.00
4.001 - 4.250	0.10	9.05	0.05	0.00
4.251 - 4.500	1.43	4.94	0.09	0.66
4.501 - 4.750	1.46	3.63	0.23	0.59
4.751 - 5.000	2.88	5.41	1.58	3.60
5.001 - 5.250	3.04	6.92	4.15	6.91
5.251 - 5.500	2.40	10.49	10.98	19.50
5.501 - 5.750	2.78	9.65	16.87	19.48
5.751 - 6.000	0.75	11.44	19.66	15.97
6.001 - 6.250	1.38	8.07	12.22	7.01
6.251 - 6.500	0.13	4.05	8.90	5.80
6.501 - 6.750	0.31	2.80	5.96	3.66
6.751 - 7.000	0.00	2.69	6.78	6.28
7.001 - 7.250	0.00	1.04	4.30	3.78
7.251 - 7.500	0.00	2.24	4.74	3.63
7.501 - 7.750	0.00	1.32	2.73	1.55
7.751 - 8.000	0.00	0.06	0.76	1.56
8.001 - 8.250	0.00	0.01	0.00	0.00
8.251 - 8.500	0.00	0.07	0.00	0.00
9.251 - 9.500	0.00	0.05	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average mortgage rate of the Mortgage Loans was approximately 2.017%; 5.103%; 6.164%; 5.983%; and 4.982% for Groups I through IV and the aggregate respectively.

	Original Loan-to-Value Ratios for Group I-IV Mortgage Loans (1)			
Range of Original Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
<= 30.000	0.40%	0.40%	0.16%	0.00%
30.001 - 40.000	2.31	0.50	0.36	0.14
40.001 - 50.000	3.88	1.10	1.09	2.01
50.001 - 55.000	2.82	1.26	0.98	0.93
55.001 - 60.000	3.04	3.41	1.50	2.64
60.001 - 65.000	6.37	5.19	2.88	5.73
65.001 - 70.000	13.93	27.74	24.82	16.66
70.001 - 75.000	23.94	14.11	7.18	15.18
75.001 - 80.000	35.09	43.21	55.22	54.90
80.001 - 85.000	0.39	0.26	0.47	0.00
85.001 - 90.000	2.83	1.43	2.66	1.09
90.001 - 95.000	1.82	1.25	2.66	0.67
95.001 - 100.000	3.18	0.14	0.00	0.04
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Mortgage Loans was 73.08%; 73.82%; 75.90%; 74.73%; 74.53% for Groups I through IV and the aggregate respectively.

Geographic Distribution of the Mortgaged Properties for the Group I-IV Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Alabama	0.01%	0.00%	0.02%	0.23%
Arizona	1.51	4.43	10.89	8.20
Arkansas	0.00	0.00	0.05	0.00
California	22.76	38.92	15.25	32.49
Colorado	1.73	2.60	4.19	1.68
Connecticut	2.67	0.74	0.64	0.63
Delaware	1.86	0.31	0.29	0.00
District Of Columbia	0.34	0.35	0.99	2.08
Florida	14.20	7.12	9.63	5.84
Georgia	2.38	0.87	2.02	1.78
Hawaii	0.00	0.09	0.15	0.00
Idaho	0.00	0.17	0.65	0.24
Illinois	4.44	10.53	9.72	10.96
Indiana	0.11	0.46	0.30	0.12
Iowa	0.00	0.03	0.16	0.00
Kansas	0.12	0.04	0.37	0.00
Kentucky	0.60	0.48	0.46	0.11
Louisiana	0.04	0.05	0.18	0.11
Maine	0.00	0.19	0.05	0.39
Maryland	3.24	3.28	6.07	5.39
Massachusetts	4.29	1.75	2.05	2.56
Michigan	4.09	2.10	2.56	0.63
Minnesota	0.00	0.11	0.23	0.00
Mississippi	0.00	0.00	0.01	0.00
Missouri	0.47	0.70	0.83	0.32
Montana	0.30	0.16	0.21	0.00
Nebraska	0.00	0.00	0.02	0.00
Nevada	2.43	2.63	4.93	2.22
New Hampshire	0.00	0.51	0.59	0.22
New Jersey	4.19	2.02	2.22	3.32
New Mexico	0.00	0.15	0.14	0.00
New York	5.63	2.82	1.67	2.90
North Carolina	5.68	2.15	3.10	2.04
Ohio	1.89	1.14	1.43	0.45
Oklahoma	0.00	0.00	0.09	0.14
Oregon	1.21	0.87	2.67	0.65
Pennsylvania	1.71	0.64	1.03	1.12
Rhode Island	0.10	0.41	0.41	0.13
South Carolina	2.56	1.18	1.89	0.59
South Dakota	0.00	0.02	0.10	0.14
Tennessee	0.58	0.26	0.61	0.15
Texas	0.64	1.70	1.09	0.52
Utah	1.21	0.66	1.38	0.14
Vermont	0.00	0.00	0.10	0.00
Virginia	6.70	5.43	5.84	10.52
Washington	0.27	1.68	2.43	0.74
West Virginia	0.00	0.01	0.09	0.12
Wisconsin	0.03	0.22	0.08	0.00
Wyoming	0.00	0.00	0.10	0.12
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Mortgagors' FICO Credit Scores for the Group I-IV Mortgage Loans (1)

Range of FICO Credit Scores	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
<= 0	0.18%	0.04%	0.03%	0.00%
501 - 525	0.28	0.00	0.00	0.00
526 - 550	0.05	0.00	0.00	0.04
551 - 575	0.03	0.05	0.05	0.00
576 - 600	0.25	0.11	0.00	0.00
601 - 625	2.52	0.72	1.52	0.88
626 - 650	9.81	4.55	5.89	5.74
651 - 675	13.45	10.96	12.46	10.55
676 - 700	18.23	20.77	19.12	19.34
701 - 725	18.44	20.22	19.84	20.11
726 - 750	14.67	18.25	16.21	14.93
751 - 775	13.31	14.73	15.02	15.24
776 - 800	6.95	7.56	8.10	10.89
801 - 825	1.81	2.05	1.75	2.28
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Mortgage Loans was approximately 708; 718; 715; 719; and 715 for Groups I through IV and the aggregate respectively.

Types of Mortgaged Properties for the Group I-IV Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
SF	64.33%	59.85%	48.25%	54.39%
PUD	19.77	23.58	28.67	31.76
C	11.68	11.26	15.69	9.69
2-4 Family	3.78	5.27	7.22	3.69
Co-op Property	0.43	0.04	0.16	0.47
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

LEHMAN BROTHERS **RESIDENTIAL MORTGAGE FINANCE**
6/23/2005

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2
Publicly Offered Note Computational Materials: Term Sheet

Occupancy Types for the Group I-IV Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Primary Home	75.67%	81.65%	72.89%	88.22%
Investment	12.15	13.66	22.88	5.87
Second Home	12.18	4.69	4.23	5.91
Total:	100.00%	100.00%	100.00%	100.00%

Loan Purpose of the Group I-IV Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Purchase	38.65%	62.22%	70.47%	65.40%
Cash out Refinance	48.23	24.76	21.06	25.44
Term Refinance	13.12	13.02	8.48	9.16
Total:	100.00%	100.00%	100.00%	100.00%

Documentation Programs of the Group I-IV Mortgage Loans

Documentation Programs of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
Stated Income/Stated Assets	53.43%	40.39%	28.07%	27.95%
Income/ Asset	35.84	35.30	40.97	55.11
No Income/ No Asset	0.00	11.49	17.61	11.01
No Income/ Asset	0.00	8.03	8.75	3.54
Stated Income/ No Asset	10.72	4.60	4.26	2.40
Income / No Asset	0.00	0.19	0.35	0.00
Total:	100.00%	100.00%	100.00%	100.00%

Original Term to Maturity for the Group I-IV Mortgage Loans (1)

Original Term to Maturity in months	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
360	87.89%	99.89%	100.00%	100.00%
480	12.11	0.11	0.00	0.00
Total:	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Mortgage Loans was approximately 375 months; 360 months; 360 months; 360 months; and 363 months for Groups I through IV and the aggregate respectively.

LEHMAN BROTHERS

RESIDENTIAL MORTGAGE FINANCE
6/23/2005

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2
Publicly Offered Note Computational Materials: Term Sheet

Remaining Terms to Stated Maturity for the Group I-IV Mortgage Loans (1

Range of Remaining Terms to Maturity in months	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
300 - 359	59.89%	68.35%	67.39%	63.83%
360 - 360	28.00	31.53	32.61	36.17
361 >=	12.11	0.11	0.00	0.00
Total:	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Mortgage Loans was approximately 374 months; 359 months; 359 months; 359 months; and 362 months for Groups I through IV and the aggregate respectively.

Index of the Group I-IV Mortgage Loans

Index	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1 Year Libor (WSJ/1 Mo Lead)	0.00%	55.73%	32.76%	65.99%
6 Month Libor (Wall St)	0.00	28.87	67.24	33.97
1 Year CMT (Moving Mos Avg)	99.97	8.50	0.00	0.00
1 Month Libor	0.00	6.90	0.00	0.00
1 Year CMT (Monthly)	0.03	0.00	0.00	0.00
1 Year CMT (Weekly)	0.00	0.00	0.00	0.04
Total:	100.00%	100.00%	100.00%	100.00%

Range of Months to Roll for the Group I-IV Mortgage Loans				
Range of Months to Roll	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0 - 3	97.42%	15.40%	0.00%	0.00%
4 - 6	1.17	0.45	0.00	0.00
7 - 9	0.00	0.02	0.00	0.00
10 - 12	1.41	41.21	0.00	0.11
13 - 15	0.00	0.11	0.00	0.00
19 - 21	0.00	0.13	0.00	0.00
22 - 24	0.00	17.13	0.00	0.00
25 - 27	0.00	0.04	0.00	0.00
31 - 33	0.00	0.09	0.00	0.16
34 - 36	0.00	25.41	0.00	0.00
52 - 54	0.00	0.00	0.04	0.24
55 - 57	0.00	0.00	0.60	0.03
58 - 60	0.00	0.02	99.36	99.46
Total:	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the weighted average months to roll of the Mortgage Loans was approximately 1 month; 18 months; 59 months; 59 months; and 35 months for Groups I through IV and the aggregate respectively.

Range of Maximum Mortgage Rates (%)for the Group I-IV Mortgage Loans (1)				
Range of Maximum Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
<= 9.750	0.00%	0.47%	0.38%	1.25%
9.751 - 10.000	81.80	7.29	1.58	3.60
10.001 - 10.250	0.00	0.55	4.15	6.91
10.251 - 10.500	12.32	3.95	10.96	19.50
10.501 - 10.750	5.88	3.73	16.84	19.48
10.751 - 11.000	0.00	29.49	19.64	15.86
11.001 - 11.250	0.00	8.56	12.17	7.01
11.251 - 11.500	0.00	11.69	8.91	5.80
11.501 - 11.750	0.00	9.27	5.96	3.66
11.751 - 12.000	0.00	15.20	6.80	6.39
12.001 - 12.250	0.00	5.61	4.35	3.78
12.251 - 12.500	0.00	2.51	4.78	3.63
12.501 - 12.750	0.00	1.32	2.73	1.55
12.751 - 13.000	0.00	0.17	0.76	1.56
13.001 - 13.250	0.00	0.02	0.00	0.00
13.251 - 13.500	0.00	0.07	0.00	0.00
13.501 - 13.750	0.00	0.06	0.00	0.00
14.001 >=	0.00	0.05	0.00	0.00
Total:	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the non-zero weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 10.035%; 11.285%; 11.166 %; 10.984 %; and 10.942% for Groups I through IV and the aggregate respectively.

Initial Periodic Rate Caps (%) for the Group I-IV Mortgage Loans (1)				
Initial Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	100.00%	15.60%	0.00%	0.00%
1	0.00	0.25	0.00	0.00
2	0.00	55.73	0.00	0.11
3	0.00	28.40	0.15	0.00
5	0.00	0.02	99.85	99.89
Total:	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the non-zero weighted average Initial Periodic Rate Cap of the Mortgage Loans was approximately 0.000%; 2.334%; 4.997 %; 4.997%; and 4.117% for Groups I through IV and the aggregate respectively.

Subsequent Periodic Rate Caps (%) for the Group I-IV Mortgage Loans (1)				
Subsequent Periodic Rate Caps (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	100.00%	15.60%	0.00%	0.00%
1	0.00	28.67	67.24	33.97
2	0.00	55.73	32.76	66.03
Total:	100.00%	100.00%	100.00%	100.00%

(1) As of the Cut-off Date, the non zero weighted average subsequent Periodic Rate Cap of the Mortgage Loans was approximately 0.000 %; 1.660%; 1.328%; 1.660%; and 1.508% for Groups I through IV and the aggregate respectively.

LEHMAN BROTHERS

RESIDENTIAL MORTGAGE FINANCE
6/23/2005

Range of Gross Margins (%) for the Group I-IV Mortgage Loans (1)				
Range of Gross Margins (%)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
1.501 - 1.750	0.00%	0.16%	0.00%	0.00%
1.751 - 2.000	0.00	0.14	0.00	0.00
2.001 - 2.250	1.30	69.38	62.19	78.23
2.251 - 2.500	4.27	2.27	6.35	1.13
2.501 - 2.750	14.88	3.25	0.09	1.46
2.751 - 3.000	33.22	4.58	0.11	0.00
3.001 - 3.250	12.91	1.89	0.15	0.17
3.251 - 3.500	9.53	1.62	0.05	0.00
3.501 - 3.750	13.95	1.51	0.05	0.00
3.751 - 4.000	6.81	1.28	0.00	0.00
4.001 - 4.250	1.59	0.36	0.00	0.00
4.251 - 4.500	0.76	0.57	0.00	0.00
4.501 - 4.750	0.42	0.10	0.00	0.00
4.751 - 5.000	0.33	12.60	31.01	18.90
5.001 - 5.250	0.00	0.08	0.00	0.00
5.251 - 5.500	0.03	0.03	0.00	0.00
5.501 - 5.750	0.00	0.13	0.00	0.00
5.751 - 6.000	0.00	0.01	0.00	0.11
6.001 >=	0.00	0.02	0.01	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) As of the Cut-off Date, the weighted average gross margin of the Mortgage Loans was approximately 3.107 %; 2.751%; 3.123%; 2.784% and 2.956% for Groups I through IV and the aggregate respectively.

Prepayment Penalty of the Group I-IV Mortgage Loans				
Prepayment Penalty Term of the Mortgage Loans (yrs.)	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	48.11%	93.30%	94.30%	96.98
0.5	0.12	0.00	0.00	0.00
1	29.55	3.01	0.11	0.33
2	0.00	2.91	5.47	1.43
3	22.21	0.71	0.12	0.00
5	0.00	0.07	0.00	1.25
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Loan Product of the Group I-IV Mortgage Loans (1)				
Loan Product of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
5/25 ARM (Libor)	0.00%	0.00%	67.24%	33.97%
5/1 ARM	0.00	0.00	32.76	66.03
MTA	100.00	0.00	0.00	0.00
1 Year ARM	0.00	41.00	0.00	0.00
2/28 ARM (Libor)	0.00	17.42	0.00	0.00
1 Month Libor ARM	0.00	15.58	0.00	0.00
3/1 ARM	0.00	14.55	0.00	0.00
3/27 ARM (Libor)	0.00	11.00	0.00	0.00
6 Month Libor ARM	0.00	0.45	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

Interest Only Terms				
Interest Only Terms	Percent of Aggregate Principal Balance Outstanding of the Group I Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group II Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group III Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group IV Mortgage Loans
0	100.00%	8.33%	10.60%	9.78%
36	0.00	13.59	0.00	0.00
60	0.00	49.86	89.40	90.22
120	0.00	28.22	0.00	0.00
Total:	**100.00%**	**100.00%**	**100.00%**	**100.00%**

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Lehman Brothers, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

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Discount Margin Table - Bond 2A

Settle as of 06/22/05

Bond Summary - Bond 2A			
		Type:	Fltr
Initial Coupon:	4.810		
Orig Bal:	1,113,082,000		
Orig Not:	330,513,000	Formula:	(LIB_1M)+157.0bp
Factor:	1.000000	Cap/Floor/Margin:	11.00/0.00/1.57
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

PRICING 0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 25 CPR LIB_1M: 3.24		
Price	DM	Duration
101.12	103	2.63
101.19	101	
101.25	99	
101.31	96	
101.38	94	2.64
101.44	92	
101.50	89	
101.56	87	
101.62	85	
101.69	83	2.65
101.75	80	
101.81	78	
101.88	76	
101.94	73	
102.00	71	2.66
102.06	69	
102.12	67	
102.19	64	
102.25	62	
102.31	60	
102.38	58	2.66

Average Life	2.98
First Pay	07/25/05
Last Pay	06/25/13

Tsy BM	8/05F	8/05F	11/05F	7/05F	6/05F	8/05F
Yield	3.0206	2.9730	3.2313	2.9243	2.6759	2.9323
Coupon	2.0000	10.7500	1.8750	1.5000	1.1250	6.5000

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	3.2700	3.3594	3.4394	3.6400	3.8500	4.0645	4.1569	4.2202	4.2784	4.3723	4.5056	4.5831	4.6755	4.7654

Yield Table - Bond 4A2

Settle as of 06/22/05

Bond Summary - Bond 4A2			
Fixed Coupon:	5.629	Type:	Fixed
Orig Bal:	382,402,000		
Orig Not:	340,669,000		
Factor:	1.0000000		
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

PRICING
0 CPR, Grp 8: 1-1:8 12:24
CPR, Grp 1,2,6,7: 25 CPR

Price	Yield	Duration
100.87	5.15	2.57
100.94	5.12	
101.00	5.10	
101.06	5.08	
101.12	5.05	
101.19	5.03	2.57
101.25	5.00	
101.31	4.98	
101.37	4.96	
101.44	4.93	
101.50	4.91	2.58
101.56	4.89	
101.62	4.86	
101.69	4.84	
101.75	4.81	
101.81	4.79	2.59
101.87	4.77	
101.94	4.74	
102.00	4.72	
102.06	4.70	
102.12	4.67	2.60

Average Life	2.98
First Pay	07/25/05
Last Pay	06/25/13

Tsy BM	8/05F	8/05F	11/05F	7/05F	6/05F	8/05F
Yield	3.0206	2.9730	3.2313	2.9243	2.6759	2.9323
Coupon	2.0000	10.7500	1.8750	1.5000	1.1250	6.5000

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	3.2700	3.3594	3.4394	3.6400	3.8500	4.0645	4.1569	4.2202	4.2784	4.3723	4.5056	4.5831	4.6755	4.7654

Yield Table - Bond 5A4A

Settle as of 06/22/05

Bond Summary - Bond 5A4A			
Fixed Coupon:	5.383	Type:	Fixed
Orig Bal:	88,000,000		
Orig Not:	37,876,000		
Factor:	1.0000000		
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

PRICING 0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 25 CPR		
Price	Yield	Duration
99.37	5.50	5.17
99.44	5.48	
99.50	5.47	
99.56	5.46	
99.62	5.45	
99.69	5.44	5.18
99.75	5.42	
99.81	5.41	
99.87	5.40	
99.94	5.39	
100.00	5.37	5.18
100.06	5.36	
100.12	5.35	
100.19	5.34	
100.25	5.33	
100.31	5.31	5.19
100.37	5.30	
100.44	5.29	
100.50	5.28	
100.56	5.27	
100.62	5.26	5.19
Average Life	6.32	
First Pay	04/25/09	
Last Pay	12/25/13	

Tsy BM	8/05F	8/05F	11/05F	7/05F	6/05F	8/05F
Yield	3.0206	2.9730	3.2313	2.9243	2.6759	2.9323
Coupon	2.0000	10.7500	1.8750	1.5000	1.1250	6.5000

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	3.2700	3.3594	3.4394	3.6400	3.8500	4.0645	4.1569	4.2202	4.2784	4.3723	4.5056	4.5831	4.6755	4.7654

Discount Margin Table - Bond 2A1

Settle as of 06/17/05

Bond Summary - Bond 2A1

Initial Coupon:	4.740	Type:	Fltr
Orig Bal:	1,113,082,000		
Orig Net:	330,513,000	Formula:	(LIB_1M)+157.0bp
Factor:	1.0000000	Cap/Floor/Margin:	11.00/0.00/1.57
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

Price	10 CPR LIB_1M: 3.17 DM	Duration	15 CPR LIB_1M: 3.17 DM	Duration	20 CPR LIB_1M: 3.17 DM	Duration	25 CPR LIB_1M: 3.17 DM	Duration	30 CPR LIB_1M: 3.17 DM	Duration	35 CPR LIB_1M: 3.17 DM	Duration	40 CPR LIB_1M: 3.17 DM	Duration	50 CPR LIB_1M: 3.17 DM	Duration
101.68750	122	5.65	110	4.20	97	3.29	83	2.67	68	2.20	51	1.86	32	1.58	-15	1.15
101.75000	121	5.66	109	4.20	95	3.29	81	2.67	65	2.21	48	1.86	28	1.58	-20	1.15
101.81250	120	5.66	107	4.21	94	3.30	79	2.67	62	2.21	44	1.86	24	1.58	-25	1.15
101.87500	119	5.66	106	4.21	92	3.30	76	2.67	59	2.21	41	1.86	20	1.58	-30	1.15
101.93750	118	5.67	105	4.21	90	3.30	74	2.67	57	2.21	38	1.86	17	1.58	-36	1.15
102.00000	117	5.67	103	4.21	88	3.30	72	2.67	54	2.21	35	1.86	13	1.58	-41	1.15
102.06250	116	5.67	102	4.22	86	3.30	70	2.67	51	2.21	31	1.86	9	1.58	-46	1.15
102.12500	115	5.67	100	4.22	84	3.30	67	2.67	49	2.21	28	1.86	5	1.58	-51	1.16
102.18750	114	5.68	99	4.22	83	3.31	65	2.68	46	2.21	25	1.87	1	1.58	-57	1.16
102.25000	113	5.68	97	4.22	81	3.31	63	2.68	43	2.22	22	1.87	-2	1.58	-62	1.16
102.31250	112	5.68	96	4.22	79	3.31	61	2.68	40	2.22	19	1.87	-6	1.58	-67	1.16
Average Life	7.33		5.08		3.81		3.00		2.42		2.01		1.68		1.20	
First Pay	07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05	
Last Pay	09/25/23		08/25/18		07/25/15		06/25/13		12/25/11		12/25/10		02/25/10		11/25/08	

		1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Tsy BM	Yield										
	Coupon										
Lib BM	Yield	3.7000	3.9610	4.1081	4.2079	4.2928	4.4330	4.6108	4.7033	4.8149	4.9165

Discount Margin Table - Bond 2A1

Settle as of 06/17/05

Bond Summary - Bond 2A1			
Initial Coupon:	4.710	Type:	Fltr
Orig Bal:	1,113,082,000	Formula:	(LIB_1M)+157.0bp
Orig Not:	330,513,000	Cap/Floor/Margin:	11.00/0.00/1.57
Factor:	1.0000000		
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

Price	10 CPR RAMP		15 CPR RAMP		20 CPR RAMP		25 CPR RAMP		30 CPR RAMP		35 CPR RAMP		40 CPR RAMP		50 CPR RAMP	
	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration
101.68750	105	3.76	95	3.15	85	2.71	74	2.35	61	2.05	47	1.79	31	1.56	-10	1.18
101.75000	103	3.76	93	3.16	82	2.71	71	2.35	58	2.05	44	1.79	27	1.56	-15	1.19
101.81250	102	3.76	91	3.16	80	2.72	68	2.36	55	2.05	40	1.79	23	1.57	-20	1.19
101.87500	100	3.77	89	3.16	78	2.72	66	2.36	52	2.05	37	1.79	19	1.57	-25	1.19
101.93750	98	3.77	87	3.16	76	2.72	63	2.36	49	2.05	34	1.80	16	1.57	-30	1.19
102.00000	97	3.77	85	3.16	74	2.72	61	2.36	46	2.06	30	1.80	12	1.57	-35	1.19
102.06250	95	3.77	83	3.16	71	2.72	58	2.36	43	2.06	27	1.80	8	1.57	-40	1.19
102.12500	94	3.77	81	3.16	69	2.72	56	2.36	41	2.06	24	1.80	4	1.57	-45	1.19
102.18750	92	3.77	80	3.17	67	2.72	53	2.36	38	2.06	20	1.80	0	1.57	-50	1.19
102.25000	90	3.77	78	3.17	65	2.72	51	2.36	35	2.06	17	1.80	-4	1.57	-55	1.19
102.31250	89	3.78	76	3.17	63	2.73	48	2.37	32	2.06	14	1.80	-7	1.57	-60	1.19
Average Life	4.46		3.65		3.08		2.63		2.26		1.95		1.69		1.25	
First Pay	07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05	
Last Pay	05/25/14		05/25/13		09/25/12		02/25/12		08/25/11		03/25/11		10/25/10		12/25/09	

Tsy BM		Lib BM		1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield		Yield		3.7000	3.9610	4.1081	4.2079	4.2928	4.4330	4.6108	4.7033	4.8149	4.9165
Coupon													

199	1/25/22	1,719,793.20	8,431.29	79,808.11	88,239.40	5.8830	2
200	2/25/22	1,639,985.09	8,040.03	77,803.25	85,843.28	5.8830	2
201	3/25/22	1,562,181.83	7,658.60	75,846.58	83,505.18	5.8830	2
202	4/25/22	1,486,335.25	7,286.76	73,937.00	81,223.76	5.8830	2
203	5/25/22	1,412,398.25	6,924.28	72,073.46	78,997.74	5.8830	2
204	6/25/22	1,340,324.79	6,570.94	70,254.90	76,825.84	5.8830	2
205	7/25/22	1,270,069.90	6,226.52	68,480.30	74,706.81	5.8830	1
206	8/25/22	1,201,589.60	5,890.79	66,748.65	72,639.45	5.8830	1
207	9/25/22	1,134,840.95	5,563.56	65,058.98	70,622.54	5.8830	1
208	10/25/22	1,069,781.97	5,244.61	63,410.31	68,654.91	5.8830	1
209	11/25/22	1,006,371.66	4,933.74	61,801.69	66,735.43	5.8830	1
210	12/25/22	944,569.97	4,630.75	60,232.21	64,862.96	5.8830	1
211	1/25/23	884,337.76	4,335.47	58,700.95	63,036.41	5.8830	1
212	2/25/23	825,636.81	4,047.68	57,207.02	61,254.70	5.8830	1
213	3/25/23	768,429.79	3,767.23	55,749.55	59,516.78	5.8830	1
214	4/25/23	712,680.24	3,493.91	54,327.70	57,821.61	5.8830	1
215	5/25/23	658,352.54	3,227.57	52,940.62	56,168.19	5.8830	1
216	6/25/23	605,411.92	2,968.03	51,587.50	54,555.53	5.8830	1
217	7/25/23	553,824.42	2,715.12	50,267.54	52,982.67	5.8830	1
218	8/25/23	503,556.88	2,468.69	48,979.97	51,448.66	5.8830	1
219	9/25/23	454,576.91	2,228.56	47,724.01	49,952.57	5.8830	1
220	10/25/23	406,852.89	1,994.60	46,498.92	48,493.52	5.8830	0
221	11/25/23	360,353.97	1,766.64	45,303.98	47,070.61	5.8830	0
222	12/25/23	315,050.00	1,544.53	44,138.45	45,682.98	5.8830	0
223	1/25/24	270,911.54	1,328.14	43,001.66	44,329.80	5.8830	0
224	2/25/24	227,909.89	1,117.33	41,892.90	43,010.23	5.8830	0
225	3/25/24	186,016.99	911.95	40,811.43	41,723.38	5.8830	0
226	4/25/24	145,205.56	711.87	39,756.95	40,468.82	5.8830	0
227	5/25/24	105,448.61	516.96	38,728.33	39,245.29	5.8830	0
228	6/25/24	66,720.28	327.10	37,725.20	38,052.30	5.8830	0
229	7/25/24	28,995.08	142.15	28,995.08	29,137.23	5.8830	0
			35,118,328.89	88,000,000.00	123,118,328.89		

199	1/25/22	1,719,793.20	8,431.29	79,808.11	88,239.40	5.8830	2
200	2/25/22	1,639,985.09	8,040.03	77,803.25	85,843.28	5.8830	2
201	3/25/22	1,562,181.83	7,658.60	75,846.58	83,505.18	5.8830	2
202	4/25/22	1,486,335.25	7,286.76	73,937.00	81,223.76	5.8830	2
203	5/25/22	1,412,398.25	6,924.28	72,073.46	78,997.74	5.8830	2
204	6/25/22	1,340,324.79	6,570.94	70,254.90	76,825.84	5.8830	2
205	7/25/22	1,270,069.90	6,226.52	68,480.30	74,706.81	5.8830	1
206	8/25/22	1,201,589.60	5,890.79	66,748.65	72,639.45	5.8830	1
207	9/25/22	1,134,840.95	5,563.56	65,058.98	70,622.54	5.8830	1
208	10/25/22	1,069,781.97	5,244.61	63,410.31	68,654.91	5.8830	1
209	11/25/22	1,006,371.66	4,933.74	61,801.69	66,735.43	5.8830	1
210	12/25/22	944,569.97	4,630.75	60,232.21	64,862.96	5.8830	1
211	1/25/23	884,337.76	4,335.47	58,700.95	63,036.41	5.8830	1
212	2/25/23	825,636.81	4,047.68	57,207.02	61,254.70	5.8830	1
213	3/25/23	768,429.79	3,767.23	55,749.55	59,516.78	5.8830	1
214	4/25/23	712,680.24	3,493.91	54,327.70	57,821.61	5.8830	1
215	5/25/23	658,352.54	3,227.57	52,940.62	56,168.19	5.8830	1
216	6/25/23	605,411.92	2,968.03	51,587.50	54,555.53	5.8830	1
217	7/25/23	553,824.42	2,715.12	50,267.54	52,982.67	5.8830	1
218	8/25/23	503,556.88	2,468.69	48,979.97	51,448.66	5.8830	1
219	9/25/23	454,576.91	2,228.56	47,724.01	49,952.57	5.8830	1
220	10/25/23	406,852.89	1,994.60	46,498.92	48,493.52	5.8830	0
221	11/25/23	360,353.97	1,766.64	45,303.98	47,070.61	5.8830	0
222	12/25/23	315,050.00	1,544.53	44,138.45	45,682.98	5.8830	0
223	1/25/24	270,911.54	1,328.14	43,001.66	44,329.80	5.8830	0
224	2/25/24	227,909.89	1,117.33	41,892.90	43,010.23	5.8830	0
225	3/25/24	186,016.99	911.95	40,811.43	41,723.38	5.8830	0
226	4/25/24	145,205.56	711.87	39,756.95	40,468.82	5.8830	0
227	5/25/24	105,448.61	516.96	38,728.33	39,245.29	5.8830	0
228	6/25/24	66,720.28	327.10	37,725.20	38,052.30	5.8830	0
229	7/25/24	28,995.08	142.15	28,995.08	29,137.23	5.8830	0
			35,118,328.89	88,000,000.00	123,118,328.89		

199	1/25/22	1,719,793.20	8,431.29	79,808.11	88,239.40	5.8830	2
200	2/25/22	1,639,985.09	8,040.03	77,803.25	85,843.28	5.8830	2
201	3/25/22	1,562,181.83	7,658.60	75,846.58	83,505.18	5.8830	2
202	4/25/22	1,486,335.25	7,286.76	73,937.00	81,223.76	5.8830	2
203	5/25/22	1,412,398.25	6,924.28	72,073.46	78,997.74	5.8830	2
204	6/25/22	1,340,324.79	6,570.94	70,254.90	76,825.84	5.8830	2
205	7/25/22	1,270,069.90	6,226.52	68,480.30	74,706.81	5.8830	1
206	8/25/22	1,201,589.60	5,890.79	66,748.65	72,639.45	5.8830	1
207	9/25/22	1,134,840.95	5,563.56	65,058.98	70,622.54	5.8830	1
208	10/25/22	1,069,781.97	5,244.61	63,410.31	68,654.91	5.8830	1
209	11/25/22	1,006,371.66	4,933.74	61,801.69	66,735.43	5.8830	1
210	12/25/22	944,569.97	4,630.75	60,232.21	64,862.96	5.8830	1
211	1/25/23	884,337.76	4,335.47	58,700.95	63,036.41	5.8830	1
212	2/25/23	825,636.81	4,047.68	57,207.02	61,254.70	5.8830	1
213	3/25/23	768,429.79	3,767.23	55,749.55	59,516.78	5.8830	1
214	4/25/23	712,680.24	3,493.91	54,327.70	57,821.61	5.8830	1
215	5/25/23	658,352.54	3,227.57	52,940.62	56,168.19	5.8830	1
216	6/25/23	605,411.92	2,968.03	51,587.50	54,555.53	5.8830	1
217	7/25/23	553,824.42	2,715.12	50,267.54	52,982.67	5.8830	1
218	8/25/23	503,556.88	2,468.69	48,979.97	51,448.66	5.8830	1
219	9/25/23	454,576.91	2,228.56	47,724.01	49,952.57	5.8830	1
220	10/25/23	406,852.89	1,994.60	46,498.92	48,493.52	5.8830	0
221	11/25/23	360,353.97	1,766.64	45,303.98	47,070.61	5.8830	0
222	12/25/23	315,050.00	1,544.53	44,138.45	45,682.98	5.8830	0
223	1/25/24	270,911.54	1,328.14	43,001.66	44,329.80	5.8830	0
224	2/25/24	227,909.89	1,117.33	41,892.90	43,010.23	5.8830	0
225	3/25/24	186,016.99	911.95	40,811.43	41,723.38	5.8830	0
226	4/25/24	145,205.56	711.87	39,756.95	40,468.82	5.8830	0
227	5/25/24	105,448.61	516.96	38,728.33	39,245.29	5.8830	0
228	6/25/24	66,720.28	327:10	37,725.20	38,052.30	5.8830	0
229	7/25/24	28,995.08	142.15	28,995.08	29,137.23	5.8830	0
			35,118,328.89	88,000,000.00	123,118,328.89		

199	1/25/22	1,719,793.20	8,431.29	79,808.11	88,239.40	5.8830	2
200	2/25/22	1,639,985.09	8,040.03	77,803.25	85,843.28	5.8830	2
201	3/25/22	1,562,181.83	7,658.60	75,846.58	83,505.18	5.8830	2
202	4/25/22	1,486,335.25	7,286.76	73,937.00	81,223.76	5.8830	2
203	5/25/22	1,412,398.25	6,924.28	72,073.46	78,997.74	5.8830	2
204	6/25/22	1,340,324.79	6,570.94	70,254.90	76,825.84	5.8830	2
205	7/25/22	1,270,069.90	6,226.52	68,480.30	74,706.81	5.8830	1
206	8/25/22	1,201,589.60	5,890.79	66,748.65	72,639.45	5.8830	1
207	9/25/22	1,134,840.95	5,563.56	65,058.98	70,622.54	5.8830	1
208	10/25/22	1,069,781.97	5,244.61	63,410.31	68,654.91	5.8830	1
209	11/25/22	1,006,371.66	4,933.74	61,801.69	66,735.43	5.8830	1
210	12/25/22	944,569.97	4,630.75	60,232.21	64,862.96	5.8830	1
211	1/25/23	884,337.76	4,335.47	58,700.95	63,036.41	5.8830	1
212	2/25/23	825,636.81	4,047.68	57,207.02	61,254.70	5.8830	1
213	3/25/23	768,429.79	3,767.23	55,749.55	59,516.78	5.8830	1
214	4/25/23	712,680.24	3,493.91	54,327.70	57,821.61	5.8830	1
215	5/25/23	658,352.54	3,227.57	52,940.62	56,168.19	5.8830	1
216	6/25/23	605,411.92	2,968.03	51,587.50	54,555.53	5.8830	1
217	7/25/23	553,824.42	2,715.12	50,267.54	52,982.67	5.8830	1
218	8/25/23	503,556.88	2,468.69	48,979.97	51,448.66	5.8830	1
219	9/25/23	454,576.91	2,228.56	47,724.01	49,952.57	5.8830	1
220	10/25/23	406,852.89	1,994.60	46,498.92	48,493.52	5.8830	0
221	11/25/23	360,353.97	1,766.64	45,303.98	47,070.61	5.8830	0
222	12/25/23	315,050.00	1,544.53	44,138.45	45,682.98	5.8830	0
223	1/25/24	270,911.54	1,328.14	43,001.66	44,329.80	5.8830	0
224	2/25/24	227,909.89	1,117.33	41,892.90	43,010.23	5.8830	0
225	3/25/24	186,016.99	911.95	40,811.43	41,723.38	5.8830	0
226	4/25/24	145,205.56	711.87	39,756.95	40,468.82	5.8830	0
227	5/25/24	105,448.61	516.96	38,728.33	39,245.29	5.8830	0
228	6/25/24	66,720.28	327.10	37,725.20	38,052.30	5.8830	0
229	7/25/24	28,995.08	142.15	28,995.08	29,137.23	5.8830	0
			35,118,328.89	88,000,000.00	123,118,328.89		

Period	Excess Spread
1	0
2	1.7139
3	1.7399
4	2.0746
5	1.7568
6	2.1031
7	1.7711
8	1.8818
9	2.9744
10	1.9439
11	2.2968
12	1.9664
13	2.3252
14	2.0058
15	2.0239
16	2.3876
17	2.0478
18	2.4074
19	2.0209
20	2.0577
21	3.2001
22	2.0927
23	2.4564
24	2.1039
25	2.4881
26	2.1337
27	2.1345
28	2.4933
29	2.1305
30	2.4865
31	2.1196
32	2.1119
33	2.8407
34	2.0928
35	2.4434
36	2.07
37	2.4188
38	1.9924
39	1.9709
40	2.3101
41	1.9289
42	2.2694
43	1.89
44	1.872
45	2.983
46	1.8401
47	2.1872
48	1.8138
49	2.1642
50	1.7927
51	1.7845

52	2.1409
53	1.7733
54	2.1342
55	1.769
56	1.7693
57	2.915
58	1.7749
59	2.1476
60	1.7871
61	2.1641
62	1.804
63	1.8142
64	2.1978
65	1.8387
66	2.227
67	1.8682
68	1.8846
69	3.0829
70	1.9204
71	2.3198
72	1.9594
73	2.3626
74	2.0005
75	2.0215
76	2.4294
77	2.0636
78	2.474
79	2.1051
80	2.1253
81	2.9482
82	2.1644
83	2.5791
84	2.2013
85	2.6159
86	2.2313
87	2.2449
88	2.6605
89	2.271
90	2.6884
91	2.2958
92	2.3078
93	3.5969
94	2.3308
95	2.7523
96	2.3527
97	2.7757
98	2.0728
99	2.0898
100	2.5327
101	2.1244
102	2.5697
103	2.1591

104	2.1765
105	3.5423
106	2.2114
107	2.6623
108	2.2464
109	2.6997
110	2.282
111	2.2996
112	2.7565
113	2.3359
114	2.7948
115	2.3728
116	2.3914
117	3.7973
118	2.4293
119	2.8939
120	2.468
121	2.9317
122	2.4982
123	2.5123
124	2.9774
125	2.5418
126	3.01
127	2.5733
128	2.5898
129	3.5375
130	2.6244
131	3.1005
132	2.6612
133	3.1407
134	2.7008
135	2.7213
136	3.206
137	2.765
138	3.253
139	2.8118
140	2.8363
141	4.3271
142	2.8882
143	3.3857
144	2.944
145	3.4426
146	2.9935
147	3.0178
148	3.5198
149	3.0704
150	3.5777
151	3.1285
152	3.1597
153	4.7066
154	3.2272
155	3.7499

156	3.3016
157	3.8312
158	3.3836
159	3.4278
160	3.9687
161	3.5224
162	4.0717
163	3.6267
164	3.6826
165	5.3223
166	3.8028
167	4.3758
168	3.9347
169	4.5192
170	4.0802
171	4.158
172	4.7614
173	4.3263
174	4.9433
175	4.512
176	4.6117
177	5.8134
178	4.8276
179	5.4876
180	5.0671
181	5.7448
182	5.3235
183	5.4609
184	6.1722
185	5.7611
186	6.5013
187	6.0991
188	6.2843
189	8.3553
190	6.6925
191	7.5276
192	7.1585
193	8.0441
194	7.6949
195	7.9942
196	8.9745
197	8.6671
198	9.7282
199	9.46
200	9.9114
201	12.702
202	10.9505
203	12.3168
204	12.2196
205	13.7768
206	13.8011
207	14.7462

208	16.7298
209	17.0587
210	19.4879
211	20.1734
212	22.1718
213	28.3993
214	27.5582
215	32.7288
216	36.1762
217	44.5589
218	52.132
219	66.5678
220	95.0874
221	146.0286
222	364.8561
223	0
224	0
225	0
226	0
227	0
228	0
229	0
230	0
231	0
232	0
233	0
234	0
235	0
236	0
237	0
238	0
239	0
240	0
241	0
242	0
243	0
244	0
245	0
246	0
247	0
248	0
249	0
250	0
251	0
252	0
253	0
254	0
255	0
256	0
257	0
258	0
259	0

260	0
261	0
262	0
263	0
264	0
265	0
266	0
267	0
268	0
269	0
270	0
271	0
272	0
273	0
274	0
275	0
276	0
277	0
278	0
279	0
280	0
281	0
282	0
283	0
284	0
285	0
286	0
287	0
288	0
289	0
290	0
291	0
292	0
293	0
294	0
295	0
296	0
297	0
298	0
299	0
300	0
301	0
302	0
303	0
304	0
305	0
306	0
307	0
308	0
309	0
310	0
311	0

312	0
313	0
314	0
315	0
316	0
317	0
318	0
319	0
320	0
321	0
322	0
323	0
324	0
325	0
326	0
327	0
328	0
329	0
330	0
331	0
332	0
333	0
334	0
335	0
336	0
337	0
338	0
339	0
340	0
341	0
342	0
343	0
344	0
345	0
346	0
347	0
348	0
349	0
350	0
351	0
352	0
353	0
354	0
355	0
356	0
357	0
358	0
359	0
360	0
361	0
362	0
363	0

364	0
365	0
366	0
367	0
368	0
369	0
370	0
371	0
372	0
373	0
374	0
375	0
376	0
377	0
378	0
379	0
380	0

LIBOR_1MO=3.58 . . ., LIBOR_6MO=3.58 . . ., LIBOR_1YR=3.58 . . ., MTA_1YR=2.755 . . ., CMT_1YR=3.58 . . .
5 CPR / 5 CPR / 5 CPR / 5 CPR / 5 CPR
Calls (Y,Y,Y)

Period	Date	Principal	Interest	Cash Flow	Balance	Prepay Penalty
Total		460,448,000.00	574,098,363.22	1,034,546,363.22		0
0	17-Jun-05	0	0	0	460,448,000.00	0
1	25-Jul-05	2,943,706.41	1,671,937.85	4,615,644.26	457,504,293.59	0
2	25-Aug-05	1,281,206.35	1,713,734.83	2,994,941.18	456,223,087.25	0
3	25-Sep-05	1,187,688.07	1,905,365.03	3,093,053.11	455,035,399.17	0
4	25-Oct-05	1,089,441.66	1,933,900.45	3,023,342.11	453,945,957.51	0
5	25-Nov-05	978,287.66	2,189,028.28	3,167,315.95	452,967,669.85	0
6	25-Dec-05	859,658.35	2,302,585.66	3,162,244.00	452,108,011.50	0
7	25-Jan-06	730,123.81	2,569,480.53	3,299,604.34	451,377,887.70	0
8	25-Feb-06	590,306.29	2,759,674.25	3,349,980.55	450,787,581.40	0
9	25-Mar-06	439,446.15	2,664,655.48	3,104,101.63	450,348,135.25	0
10	25-Apr-06	280,803.31	3,141,178.24	3,421,981.56	450,067,331.94	0
11	25-May-06	105,853.42	3,225,482.55	3,331,335.97	449,961,478.51	0
12	25-Jun-06	49,033.67	3,332,214.73	3,381,248.40	449,912,444.84	0
13	25-Jul-06	0	3,224,372.52	3,224,372.52	449,912,444.84	0
14	25-Aug-06	0	3,331,851.61	3,331,851.61	449,912,444.84	0
15	25-Sep-06	0	3,331,851.61	3,331,851.61	449,912,444.84	0
16	25-Oct-06	0	3,224,372.52	3,224,372.52	449,912,444.84	0
17	25-Nov-06	0	3,331,851.61	3,331,851.61	449,912,444.84	0
18	25-Dec-06	0	3,224,372.52	3,224,372.52	449,912,444.84	0
19	25-Jan-07	0	3,331,851.61	3,331,851.61	449,912,444.84	0
20	25-Feb-07	0	3,331,851.61	3,331,851.61	449,912,444.84	0
21	25-Mar-07	0	3,009,414.35	3,009,414.35	449,912,444.84	0
22	25-Apr-07	0	3,331,851.61	3,331,851.61	449,912,444.84	0
23	25-May-07	0	3,224,372.52	3,224,372.52	449,912,444.84	0
24	25-Jun-07	0	3,331,851.61	3,331,851.61	449,912,444.84	0
25	25-Jul-07	0	3,224,372.52	3,224,372.52	449,912,444.84	0
26	25-Aug-07	0	3,331,851.61	3,331,851.61	449,912,444.84	0
27	25-Sep-07	0	3,331,851.61	3,331,851.61	449,912,444.84	0
28	25-Oct-07	0	3,224,372.52	3,224,372.52	449,912,444.84	0
29	25-Nov-07	0	3,331,851.61	3,331,851.61	449,912,444.84	0
30	25-Dec-07	0	3,224,372.52	3,224,372.52	449,912,444.84	0
31	25-Jan-08	0	3,331,851.61	3,331,851.61	449,912,444.84	0
32	25-Feb-08	0	3,331,851.61	3,331,851.61	449,912,444.84	0
33	25-Mar-08	0	3,116,893.44	3,116,893.44	449,912,444.84	0
34	25-Apr-08	0	3,331,851.61	3,331,851.61	449,912,444.84	0
35	25-May-08	0	3,224,372.52	3,224,372.52	449,912,444.84	0
36	25-Jun-08	0	3,331,851.61	3,331,851.61	449,912,444.84	0
37	25-Jul-08	0	3,224,372.52	3,224,372.52	449,912,444.84	0
38	25-Aug-08	0	3,331,851.61	3,331,851.61	449,912,444.84	0
39	25-Sep-08	0	3,331,851.61	3,331,851.61	449,912,444.84	0
40	25-Oct-08	0	3,224,372.52	3,224,372.52	449,912,444.84	0
41	25-Nov-08	0	3,331,851.61	3,331,851.61	449,912,444.84	0
42	25-Dec-08	0	3,224,372.52	3,224,372.52	449,912,444.84	0
43	25-Jan-09	0	3,331,851.61	3,331,851.61	449,912,444.84	0
44	25-Feb-09	0	3,331,851.61	3,331,851.61	449,912,444.84	0

45	25-Mar-09	0	3,009,414.35	3,009,414.35	449,912,444.84	0
46	25-Apr-09	0	3,331,851.61	3,331,851.61	449,912,444.84	0
47	25-May-09	0	3,224,372.52	3,224,372.52	449,912,444.84	0
48	25-Jun-09	0	3,331,851.61	3,331,851.61	449,912,444.84	0
49	25-Jul-09	0	3,224,372.52	3,224,372.52	449,912,444.84	0
50	25-Aug-09	0	3,331,851.61	3,331,851.61	449,912,444.84	0
51	25-Sep-09	486,431.54	3,331,851.61	3,818,283.15	449,426,013.30	0
52	25-Oct-09	1,274,165.61	3,220,886.43	4,495,052.04	448,151,847.69	0
53	25-Nov-09	2,407,673.16	3,318,813.41	5,726,486.56	445,744,174.53	0
54	25-Dec-09	2,398,631.65	3,194,499.92	5,593,131.57	443,345,542.88	0
55	25-Jan-10	2,389,633.70	3,283,220.05	5,672,853.75	440,955,909.17	0
56	25-Feb-10	2,380,679.14	3,265,523.48	5,646,202.62	438,575,230.03	0
57	25-Mar-10	2,371,767.79	2,933,580.98	5,305,348.78	436,203,462.24	0
58	25-Apr-10	2,362,899.51	3,230,328.97	5,593,228.48	433,840,562.73	0
59	25-May-10	2,354,680.97	3,109,190.70	5,463,871.67	431,485,881.76	0
60	25-Jun-10	2,345,898.44	3,195,392.67	5,541,291.11	429,139,983.32	0
61	25-Jul-10	2,337,158.50	3,075,503.21	5,412,661.71	426,802,824.82	0
62	25-Aug-10	2,328,460.97	3,160,712.03	5,489,173.00	424,474,363.84	0
63	25-Sep-10	2,319,805.71	3,143,468.48	5,463,274.19	422,154,558.14	0
64	25-Oct-10	2,311,192.54	3,025,441.00	5,336,633.54	419,843,365.60	0
65	25-Nov-10	2,302,621.32	3,109,173.37	5,411,794.69	417,540,744.28	0
66	25-Dec-10	2,294,091.88	2,992,375.33	5,286,467.22	415,246,652.40	0
67	25-Jan-11	2,285,604.07	3,075,132.15	5,360,736.23	412,961,048.32	0
68	25-Feb-11	2,277,157.73	3,058,205.99	5,335,363.72	410,683,890.59	0
69	25-Mar-11	2,268,752.71	2,747,018.91	5,015,771.62	408,415,137.88	0
70	25-Apr-11	2,260,388.85	3,024,540.99	5,284,929.84	406,154,749.03	0
71	25-May-11	2,252,066.00	2,910,775.70	5,162,841.70	403,902,683.04	0
72	25-Jun-11	2,243,784.00	2,991,123.76	5,234,907.75	401,658,899.04	0
73	25-Jul-11	2,235,542.70	2,878,555.44	5,114,098.14	399,423,356.34	0
74	25-Aug-11	2,227,341.95	2,957,951.86	5,185,293.80	397,196,014.40	0
75	25-Sep-11	2,219,181.60	2,941,457.15	5,160,638.75	394,976,832.80	0
76	25-Oct-11	2,211,061.50	2,830,667.30	5,041,728.80	392,765,771.30	0
77	25-Nov-11	2,202,981.49	2,908,648.74	5,111,630.23	390,562,789.81	0
78	25-Dec-11	2,194,941.44	2,799,033.33	4,993,974.77	388,367,848.37	0
79	25-Jan-12	2,186,941.19	2,876,079.68	5,063,020.86	386,180,907.19	0
80	25-Feb-12	2,178,980.59	2,859,884.16	5,038,864.75	384,001,926.60	0
81	25-Mar-12	2,171,059.50	2,660,280.01	4,831,339.51	381,830,867.10	0
82	25-Apr-12	2,163,177.77	2,827,669.70	4,990,847.47	379,667,689.32	0
83	25-May-12	2,155,335.26	2,720,951.77	4,876,287.04	377,512,354.06	0
84	25-Jun-12	2,147,531.82	2,795,688.71	4,943,220.53	375,364,822.24	0
85	25-Jul-12	2,139,767.31	2,690,114.56	4,829,881.87	373,225,054.92	0
86	25-Aug-12	2,132,041.59	2,763,938.88	4,895,980.47	371,093,013.34	0
87	25-Sep-12	2,124,354.50	2,748,149.93	4,872,504.43	368,968,658.84	0
88	25-Oct-12	2,116,705.92	2,644,275.39	4,760,981.31	366,851,952.91	0
89	25-Nov-12	2,109,095.70	2,716,742.52	4,825,838.22	364,742,857.22	0
90	25-Dec-12	2,101,523.70	2,613,990.48	4,715,514.17	362,641,333.52	0
91	25-Jan-13	2,093,989.77	2,685,560.54	4,779,550.32	360,547,343.75	0
92	25-Feb-13	2,086,493.79	2,670,053.38	4,756,547.18	358,460,849.96	0
93	25-Mar-13	2,079,035.61	2,397,704.80	4,476,740.41	356,381,814.34	0
94	25-Apr-13	2,071,615.10	2,639,205.33	4,710,820.42	354,310,199.24	0
95	25-May-13	2,064,232.11	2,539,223.09	4,603,455.21	352,245,967.13	0
96	25-Jun-13	2,056,886.52	2,608,577.08	4,665,463.60	350,189,080.61	0
97	25-Jul-13	2,049,578.18	2,509,688.41	4,559,266.59	348,139,502.43	0
98	25-Aug-13	2,042,306.97	2,578,166.43	4,620,473.39	346,097,195.46	0
99	25-Sep-13	2,035,072.74	2,563,042.01	4,598,114.75	344,062,122.72	0

100	25-Oct-13	2,027,875.37	2,465,778.55	4,493,653.91	342,034,247.35	0
101	25-Nov-13	2,020,714.72	2,532,953.62	4,553,668.34	340,013,532.64	0
102	25-Dec-13	2,013,590.65	2,436,763.65	4,450,354.30	337,999,941.99	0
103	25-Jan-14	2,006,503.05	2,503,077.35	4,509,580.39	335,993,438.94	0
104	25-Feb-14	1,999,451.77	2,488,218.08	4,487,669.85	333,993,987.17	0
105	25-Mar-14	1,992,436.69	2,234,048.67	4,226,485.36	332,001,550.49	0
106	25-Apr-14	1,985,457.67	2,458,655.93	4,444,113.60	330,016,092.81	0
107	25-May-14	1,978,514.59	2,365,115.33	4,343,629.93	328,037,578.22	0
108	25-Jun-14	1,971,607.33	2,429,300.51	4,400,907.84	326,065,970.90	0
109	25-Jul-14	1,964,735.74	2,336,806.12	4,301,541.87	324,101,235.15	0
110	25-Aug-14	1,957,899.71	2,400,149.70	4,358,049.41	322,143,335.44	0
111	25-Sep-14	1,951,099.11	2,385,650.37	4,336,749.48	320,192,236.33	0
112	25-Oct-14	1,944,333.81	2,294,711.03	4,239,044.84	318,247,902.52	0
113	25-Nov-14	1,937,603.70	2,356,802.52	4,294,406.22	316,310,298.82	0
114	25-Dec-14	1,930,908.63	2,266,890.47	4,197,799.11	314,379,390.19	0
115	25-Jan-15	1,924,248.50	2,328,154.04	4,252,402.54	312,455,141.69	0
116	25-Feb-15	1,917,623.17	2,313,903.91	4,231,527.08	310,537,518.52	0
117	25-Mar-15	1,911,032.53	2,077,150.96	3,988,183.48	308,626,486.00	0
118	25-Apr-15	1,904,476.45	2,285,550.59	4,190,027.04	306,722,009.55	0
119	25-May-15	1,897,954.81	2,198,174.40	4,096,129.21	304,824,054.74	0
120	25-Jun-15	1,891,467.49	2,257,391.47	4,148,858.97	302,932,587.24	0
121	25-Jul-15	1,885,014.38	2,171,016.88	4,056,031.25	301,047,572.86	0
122	25-Aug-15	1,878,595.35	2,229,424.53	4,108,019.87	299,168,977.52	0
123	25-Sep-15	1,872,210.27	2,215,512.48	4,087,722.76	297,296,767.24	0
124	25-Oct-15	1,865,859.05	2,130,626.83	3,996,485.88	295,430,908.20	0
125	25-Nov-15	1,859,541.55	2,187,830.00	4,047,371.55	293,571,366.65	0
126	25-Dec-15	1,853,257.66	2,103,928.13	3,957,185.79	291,718,108.98	0
127	25-Jan-16	1,847,007.27	2,160,334.66	4,007,341.93	289,871,101.71	0
128	25-Feb-16	1,840,790.25	2,146,656.55	3,987,446.80	288,030,311.46	0
129	25-Mar-16	1,834,606.50	1,995,409.99	3,830,016.49	286,195,704.96	0
130	25-Apr-16	1,828,455.90	2,119,438.19	3,947,894.09	284,367,249.06	0
131	25-May-16	1,822,338.33	2,037,965.28	3,860,303.62	282,544,910.73	0
132	25-Jun-16	1,816,253.68	2,092,402.03	3,908,655.72	280,728,657.05	0
133	25-Jul-16	1,810,201.85	2,011,888.71	3,822,090.56	278,918,455.20	0
134	25-Aug-16	1,804,182.71	2,065,546.12	3,869,728.82	277,114,272.49	0
135	25-Sep-16	1,798,196.15	2,052,185.14	3,850,381.29	275,316,076.34	0
136	25-Oct-16	1,792,242.07	1,973,098.55	3,765,340.62	273,523,834.27	0
137	25-Nov-16	1,786,320.36	2,025,595.95	3,811,916.31	271,737,513.91	0
138	25-Dec-16	1,780,430.90	1,947,452.18	3,727,883.08	269,957,083.01	0
139	25-Jan-17	1,774,573.58	1,999,182.18	3,773,755.76	268,182,509.44	0
140	25-Feb-17	1,768,748.30	1,986,040.47	3,754,788.77	266,413,761.14	0
141	25-Mar-17	1,762,954.95	1,782,012.05	3,544,967.00	264,650,806.19	0
142	25-Apr-17	1,757,193.42	1,959,886.25	3,717,079.67	262,893,612.77	0
143	25-May-17	1,751,463.61	1,884,070.89	3,635,534.50	261,142,149.16	0
144	25-Jun-17	1,745,765.40	1,933,902.69	3,679,668.09	259,396,383.76	0
145	25-Jul-17	1,740,098.69	1,859,007.42	3,599,106.11	257,656,285.07	0
146	25-Aug-17	1,734,463.39	1,908,087.93	3,642,551.32	255,921,821.68	0
147	25-Sep-17	1,728,859.37	1,895,243.27	3,624,102.64	254,192,962.31	0
148	25-Oct-17	1,723,286.55	1,821,716.23	3,545,002.78	252,469,675.76	0
149	25-Nov-17	1,717,744.81	1,869,678.21	3,587,423.02	250,751,930.95	0
150	25-Dec-17	1,712,234.05	1,797,055.51	3,509,289.56	249,039,696.90	0
151	25-Jan-18	1,589,218.27	1,844,277.31	3,433,495.58	247,450,478.63	0
152	25-Feb-18	1,444,406.08	1,832,508.27	3,276,914.34	246,006,072.55	0
153	25-Mar-18	1,439,805.84	1,645,507.29	3,085,313.13	244,566,266.71	0
154	25-Apr-18	1,435,231.57	1,811,149.08	3,246,380.64	243,131,035.14	0

155	25-May-18	1,430,683.17	1,742,439.09	3,173,122.25	241,700,351.97	0
156	25-Jun-18	1,426,160.56	1,789,925.38	3,216,085.94	240,274,191.42	0
157	25-Jul-18	1,421,663.65	1,721,965.04	3,143,628.69	238,852,527.76	0
158	25-Aug-18	1,417,192.37	1,768,835.66	3,186,028.03	237,435,335.39	0
159	25-Sep-18	1,412,746.63	1,758,340.57	3,171,087.19	236,022,588.77	0
160	25-Oct-18	1,408,326.34	1,691,495.22	3,099,821.56	234,614,262.42	0
161	25-Nov-18	1,403,931.43	1,737,448.95	3,141,380.38	233,210,330.99	0
162	25-Dec-18	1,399,561.81	1,671,340.71	3,070,902.51	231,810,769.19	0
163	25-Jan-19	1,395,217.40	1,716,687.53	3,111,904.93	230,415,551.78	0
164	25-Feb-19	1,390,898.12	1,706,355.17	3,097,253.29	229,024,653.66	0
165	25-Mar-19	1,386,603.90	1,531,920.46	2,918,524.36	227,638,049.77	0
166	25-Apr-19	1,382,334.64	1,685,786.22	3,068,120.86	226,255,715.13	0
167	25-May-19	1,378,090.27	1,621,499.29	2,999,589.56	224,877,624.86	0
168	25-Jun-19	1,373,870.71	1,665,343.74	3,039,214.46	223,503,754.14	0
169	25-Jul-19	1,369,675.89	1,601,776.90	2,971,452.80	222,134,078.25	0
170	25-Aug-19	1,365,505.72	1,645,026.26	3,010,531.98	220,768,572.53	0
171	25-Sep-19	1,361,360.13	1,634,913.93	2,996,274.06	219,407,212.40	0
172	25-Oct-19	1,357,239.04	1,572,418.36	2,929,657.40	218,049,973.35	0
173	25-Nov-19	1,353,142.37	1,614,781.19	2,967,923.57	216,696,830.98	0
174	25-Dec-19	1,349,070.05	1,552,993.96	2,902,064.01	215,347,760.93	0
175	25-Jan-20	1,345,022.00	1,594,769.81	2,939,791.81	214,002,738.92	0
176	25-Feb-20	1,340,998.15	1,584,809.17	2,925,807.32	212,661,740.78	0
177	25-Mar-20	1,336,998.41	1,473,273.28	2,810,271.69	211,324,742.36	0
178	25-Apr-20	1,333,022.72	1,564,977.12	2,897,999.84	209,991,719.64	0
179	25-May-20	1,329,071.01	1,504,940.66	2,834,011.66	208,662,648.63	0
180	25-Jun-20	1,325,143.19	1,545,262.84	2,870,406.02	207,337,505.45	0
181	25-Jul-20	1,321,239.19	1,485,918.79	2,807,157.98	206,016,266.26	0
182	25-Aug-20	1,317,358.95	1,525,664.91	2,843,023.85	204,698,907.31	0
183	25-Sep-20	1,313,502.38	1,515,909.13	2,829,411.51	203,385,404.93	0
184	25-Oct-20	1,309,669.42	1,457,595.40	2,767,264.82	202,075,735.51	0
185	25-Nov-20	1,305,860.00	1,496,483.09	2,802,343.08	200,769,875.52	0
186	25-Dec-20	1,302,074.04	1,438,850.77	2,740,924.81	199,467,801.48	0
187	25-Jan-21	1,298,311.47	1,477,169.89	2,775,481.36	198,169,490.01	0
188	25-Feb-21	1,294,572.23	1,467,555.17	2,762,127.40	196,874,917.78	0
189	25-Mar-21	1,290,856.24	1,316,874.45	2,607,730.69	195,584,061.54	0
190	25-Apr-21	1,287,163.43	1,448,408.63	2,735,572.07	194,296,898.10	0
191	25-May-21	1,283,493.74	1,392,461.10	2,675,954.84	193,013,404.36	0
192	25-Jun-21	1,279,847.09	1,429,371.49	2,709,218.58	191,733,557.27	0
193	25-Jul-21	1,276,223.42	1,374,090.49	2,650,313.92	190,457,333.85	0
194	25-Aug-21	1,272,622.66	1,410,442.37	2,683,065.03	189,184,711.18	0
195	25-Sep-21	1,269,044.75	1,401,017.89	2,670,062.64	187,915,666.43	0
196	25-Oct-21	1,265,489.60	1,346,728.94	2,612,218.55	186,650,176.83	0
197	25-Nov-21	1,261,957.17	1,382,248.25	2,644,205.42	185,388,219.66	0
198	25-Dec-21	1,258,447.38	1,328,615.57	2,587,062.95	184,129,772.28	0
199	25-Jan-22	1,254,960.16	1,363,583.26	2,618,543.42	182,874,812.12	0
200	25-Feb-22	1,251,495.46	1,354,289.58	2,605,785.04	181,623,316.66	0
201	25-Mar-22	1,248,053.20	1,214,858.18	2,462,911.39	180,375,263.45	0
202	25-Apr-22	1,244,633.32	1,335,779.03	2,580,412.36	179,130,630.13	0
203	25-May-22	1,241,235.76	1,283,769.52	2,525,005.28	177,889,394.37	0
204	25-Jun-22	1,237,860.46	1,317,369.79	2,555,230.25	176,651,533.91	0
205	25-Jul-22	1,234,507.34	1,266,002.66	2,500,510.00	175,417,026.56	0
206	25-Aug-22	1,231,176.35	1,299,060.54	2,530,236.89	174,185,850.21	0
207	25-Sep-22	1,227,867.43	1,289,942.99	2,517,810.42	172,957,982.78	0
208	25-Oct-22	1,224,580.51	1,239,532.21	2,464,112.72	171,733,402.28	0
209	25-Nov-22	1,221,315.52	1,271,781.25	2,493,096.78	170,512,086.75	0

210	25-Dec-22	1,218,072.42	1,222,003.29	2,440,075.71	169,294,014.33	0
211	25-Jan-23	1,214,851.14	1,253,716.23	2,468,567.36	168,079,163.20	0
212	25-Feb-23	1,211,651.61	1,244,719.58	2,456,371.19	166,867,511.59	0
213	25-Mar-23	1,208,473.78	1,116,158.24	2,324,632.02	165,659,037.81	0
214	25-Apr-23	1,205,317.58	1,226,797.21	2,432,114.79	164,453,720.23	0
215	25-May-23	1,202,182.97	1,178,584.99	2,380,767.96	163,251,537.26	0
216	25-Jun-23	1,199,069.87	1,208,968.33	2,408,038.20	162,052,467.39	0
217	25-Jul-23	1,195,978.23	1,161,376.02	2,357,354.25	160,856,489.15	0
218	25-Aug-23	1,192,908.00	1,191,231.67	2,384,139.67	159,663,581.15	0
219	25-Sep-23	1,189,859.11	1,182,397.52	2,372,256.63	158,473,722.04	0
220	25-Oct-23	1,186,831.50	1,135,728.34	2,322,559.84	157,286,890.54	0
221	25-Nov-23	1,183,825.13	1,164,796.81	2,348,621.93	156,103,065.41	0
222	25-Dec-23	1,180,839.92	1,118,738.64	2,299,578.56	154,922,225.49	0
223	25-Jan-24	1,177,875.84	1,147,285.15	2,325,160.98	153,744,349.65	0
224	25-Feb-24	1,174,932.81	1,138,562.32	2,313,495.13	152,569,416.84	0
225	25-Mar-24	1,172,010.79	1,056,967.02	2,228,977.80	151,397,406.06	0
226	25-Apr-24	1,169,109.71	1,121,181.90	2,290,291.61	150,228,296.35	0
227	25-May-24	1,166,229.53	1,076,636.12	2,242,865.65	149,062,066.82	0
228	25-Jun-24	1,163,370.19	1,103,887.42	2,267,257.61	147,898,696.63	0
229	25-Jul-24	1,160,531.63	1,059,940.66	2,220,472.29	146,738,164.99	0
230	25-Aug-24	1,157,713.81	1,086,677.63	2,244,391.44	145,580,451.18	0
231	25-Sep-24	1,154,916.67	1,078,104.12	2,233,020.78	144,425,534.52	0
232	25-Oct-24	1,152,140.14	1,035,049.66	2,187,189.81	143,273,394.37	0
233	25-Nov-24	1,149,384.20	1,061,019.08	2,210,403.28	142,124,010.17	0
234	25-Dec-24	1,146,648.77	1,018,555.41	2,165,204.18	140,977,361.40	0
235	25-Jan-25	1,143,933.81	1,044,015.68	2,187,949.49	139,833,427.59	0
236	25-Feb-25	1,141,239.27	1,035,544.22	2,176,783.49	138,692,188.32	0
237	25-Mar-25	1,138,565.09	927,696.64	2,066,261.73	137,553,623.23	0
238	25-Apr-25	1,135,911.23	1,018,661.00	2,154,572.23	136,417,712.00	0
239	25-May-25	1,133,277.63	977,660.27	2,110,937.90	135,284,434.37	0
240	25-Jun-25	1,130,664.25	1,001,856.39	2,132,520.64	134,153,770.12	0
241	25-Jul-25	1,128,071.03	961,435.35	2,089,506.38	133,025,699.09	0
242	25-Aug-25	1,125,497.93	985,129.20	2,110,627.13	131,900,201.16	0
243	25-Sep-25	1,122,944.89	976,794.27	2,099,739.16	130,777,256.27	0
244	25-Oct-25	1,120,411.87	937,237.00	2,057,648.87	129,656,844.40	0
245	25-Nov-25	1,117,898.82	960,180.96	2,078,079.78	128,538,945.58	0
246	25-Dec-25	1,115,405.69	921,195.78	2,036,601.46	127,423,539.90	0
247	25-Jan-26	1,112,932.43	943,642.10	2,056,574.53	126,310,607.47	0
248	25-Feb-26	1,110,479.00	935,400.22	2,045,879.22	125,200,128.47	0
249	25-Mar-26	1,108,045.35	837,449.75	1,945,495.10	124,092,083.12	0
250	25-Apr-26	1,105,631.43	918,970.82	2,024,602.25	122,986,451.69	0
251	25-May-26	1,103,237.20	881,402.90	1,984,640.10	121,883,214.49	0
252	25-Jun-26	1,100,862.61	902,612.92	2,003,475.52	120,782,351.88	0
253	25-Jul-26	1,098,507.61	865,606.86	1,964,114.47	119,683,844.27	0
254	25-Aug-26	1,096,172.17	886,325.36	1,982,497.53	118,587,672.10	0
255	25-Sep-26	1,093,856.23	878,207.59	1,972,063.82	117,493,815.87	0
256	25-Oct-26	1,091,559.75	842,039.01	1,933,598.76	116,402,256.12	0
257	25-Nov-26	1,089,282.69	862,023.37	1,951,306.06	115,312,973.44	0
258	25-Dec-26	1,087,025.00	826,409.64	1,913,434.64	114,225,948.44	0
259	25-Jan-27	1,084,786.64	845,906.61	1,930,693.25	113,141,161.80	0
260	25-Feb-27	1,082,567.57	837,873.16	1,920,440.73	112,058,594.23	0
261	25-Mar-27	1,080,367.74	749,547.49	1,829,915.22	110,978,226.50	0
262	25-Apr-27	1,078,187.11	821,855.42	1,900,042.53	109,900,039.38	0
263	25-May-27	1,076,025.64	787,616.95	1,863,642.59	108,824,013.74	0
264	25-Jun-27	1,073,883.30	805,902.28	1,879,785.57	107,750,130.44	0

265	25-Jul-27	1,071,760.02	772,209.27	1,843,969.29	106,678,370.42	0
266	25-Aug-27	1,069,655.79	790,012.60	1,859,668.38	105,608,714.64	0
267	25-Sep-27	1,067,570.54	782,091.20	1,849,661.75	104,541,144.09	0
268	25-Oct-27	1,065,504.26	749,211.53	1,814,715.79	103,475,639.84	0
269	25-Nov-27	1,063,456.88	766,294.60	1,829,751.48	102,412,182.95	0
270	25-Dec-27	1,061,428.38	733,953.98	1,795,382.36	101,350,754.57	0
271	25-Jan-28	1,059,418.72	750,558.64	1,809,977.37	100,291,335.85	0
272	25-Feb-28	1,057,427.86	742,713.06	1,800,140.92	99,233,907.99	0
273	25-Mar-28	1,055,455.75	687,470.46	1,742,926.21	98,178,452.24	0
274	25-Apr-28	1,053,502.36	727,065.98	1,780,568.34	97,124,949.88	0
275	25-May-28	1,051,567.65	696,062.14	1,747,629.80	96,073,382.23	0
276	25-Jun-28	1,049,651.59	711,476.77	1,761,128.36	95,023,730.63	0
277	25-Jul-28	1,047,754.14	681,003.40	1,728,757.54	93,975,976.50	0
278	25-Aug-28	1,045,875.25	695,944.31	1,741,819.57	92,930,101.25	0
279	25-Sep-28	1,044,014.90	688,199.03	1,732,213.93	91,886,086.35	0
280	25-Oct-28	1,042,173.04	658,516.95	1,700,689.99	90,843,913.31	0
281	25-Nov-28	1,040,349.65	672,749.65	1,713,099.29	89,803,563.66	0
282	25-Dec-28	1,038,544.68	643,592.21	1,682,136.88	88,765,018.98	0
283	25-Jan-29	1,036,758.10	657,354.28	1,694,112.38	87,728,260.89	0
284	25-Feb-29	1,034,989.87	649,676.51	1,684,666.38	86,693,271.02	0
285	25-Mar-29	1,033,239.96	579,881.66	1,613,121.62	85,660,031.05	0
286	25-Apr-29	1,031,508.34	634,360.12	1,665,868.46	84,628,522.71	0
287	25-May-29	1,029,794.98	606,504.41	1,636,299.39	83,598,727.74	0
288	25-Jun-29	1,028,099.82	619,095.02	1,647,194.85	82,570,627.91	0
289	25-Jul-29	1,026,422.86	591,756.17	1,618,179.03	81,544,205.05	0
290	25-Aug-29	1,024,764.04	603,880.14	1,628,644.18	80,519,441.01	0
291	25-Sep-29	1,023,123.35	596,291.19	1,619,414.54	79,496,317.66	0
292	25-Oct-29	1,021,500.74	569,723.61	1,591,224.35	78,474,816.92	0
293	25-Nov-29	1,019,896.18	581,149.62	1,601,045.80	77,454,920.74	0
294	25-Dec-29	1,018,309.65	555,093.60	1,573,403.25	76,436,611.09	0
295	25-Jan-30	1,016,741.11	566,055.57	1,582,796.68	75,419,869.98	0
296	25-Feb-30	1,015,190.52	558,526.04	1,573,716.56	74,404,679.46	0
297	25-Mar-30	1,013,657.87	497,684.63	1,511,342.50	73,391,021.59	0
298	25-Apr-30	1,012,143.11	543,501.29	1,555,644.40	72,378,878.47	0
299	25-May-30	1,010,646.23	518,715.30	1,529,361.52	71,368,232.25	0
300	25-Jun-30	71,368,232.25	528,521.41	71,896,753.65	0	0

Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall
0	0		574,098,363.22	0
0	0	0	0	0
0	0	0	1,671,937.85	0
0	0	0	1,713,734.83	0
0	0	0	1,905,365.03	0
0	0	0	1,933,900.45	0
0	0	0	2,189,028.28	0
0	0	0	2,302,585.66	0
0	0	0	2,569,480.53	0
0	0	0	2,759,674.25	0
0	0	0	2,664,655.48	0
0	0	0	3,141,178.24	0
0	0	0	3,225,482.55	0
0	0	0	3,332,214.73	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,331,851.61	0
0	0	0	3,009,414.35	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,331,851.61	0
0	0	0	3,116,893.44	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,331,851.61	0

0	0	0	3,009,414.35	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,224,372.52	0
0	0	0	3,331,851.61	0
0	0	0	3,331,851.61	0
0	0	0	3,220,886.43	0
0	0	0	3,318,813.41	0
0	0	0	3,194,499.92	0
0	0	0	3,283,220.05	0
0	0	0	3,265,523.48	0
0	0	0	2,933,580.98	0
0	0	0	3,230,328.97	0
0	0	0	3,109,190.70	0
0	0	0	3,195,392.67	0
0	0	0	3,075,503.21	0
0	0	0	3,160,712.03	0
0	0	0	3,143,468.48	0
0	0	0	3,025,441.00	0
0	0	0	3,109,173.37	0
0	0	0	2,992,375.33	0
0	0	0	3,075,132.15	0
0	0	0	3,058,205.99	0
0	0	0	2,747,018.91	0
0	0	0	3,024,540.99	0
0	0	0	2,910,775.70	0
0	0	0	2,991,123.76	0
0	0	0	2,878,555.44	0
0	0	0	2,957,951.86	0
0	0	0	2,941,457.15	0
0	0	0	2,830,667.30	0
0	0	0	2,908,648.74	0
0	0	0	2,799,033.33	0
0	0	0	2,876,079.68	0
0	0	0	2,859,884.16	0
0	0	0	2,660,280.01	0
0	0	0	2,827,669.70	0
0	0	0	2,720,951.77	0
0	0	0	2,795,688.71	0
0	0	0	2,690,114.56	0
0	0	0	2,763,938.88	0
0	0	0	2,748,149.93	0
0	0	0	2,644,275.39	0
0	0	0	2,716,742.52	0
0	0	0	2,613,990.48	0
0	0	0	2,685,560.54	0
0	0	0	2,670,053.38	0
0	0	0	2,397,704.80	0
0	0	0	2,639,205.33	0
0	0	0	2,539,223.09	0
0	0	0	2,608,577.08	0
0	0	0	2,509,688.41	0
0	0	0	2,578,166.43	0
0	0	0	2,563,042.01	0

0	0	0	2,465,778.55	0
0	0	0	2,532,953.62	0
0	0	0	2,436,763.65	0
0	0	0	2,503,077.35	0
0	0	0	2,488,218.08	0
0	0	0	2,234,048.67	0
0	0	0	2,458,655.93	0
0	0	0	2,365,115.33	0
0	0	0	2,429,300.51	0
0	0	0	2,336,806.12	0
0	0	0	2,400,149.70	0
0	0	0	2,385,650.37	0
0	0	0	2,294,711.03	0
0	0	0	2,356,802.52	0
0	0	0	2,266,890.47	0
0	0	0	2,328,154.04	0
0	0	0	2,313,903.91	0
0	0	0	2,077,150.96	0
0	0	0	2,285,550.59	0
0	0	0	2,198,174.40	0
0	0	0	2,257,391.47	0
0	0	0	2,171,016.88	0
0	0	0	2,229,424.53	0
0	0	0	2,215,512.48	0
0	0	0	2,130,626.83	0
0	0	0	2,187,830.00	0
0	0	0	2,103,928.13	0
0	0	0	2,160,334.66	0
0	0	0	2,146,656.55	0
0	0	0	1,995,409.99	0
0	0	0	2,119,438.19	0
0	0	0	2,037,965.28	0
0	0	0	2,092,402.03	0
0	0	0	2,011,888.71	0
0	0	0	2,065,546.12	0
0	0	0	2,052,185.14	0
0	0	0	1,973,098.55	0
0	0	0	2,025,595.95	0
0	0	0	1,947,452.18	0
0	0	0	1,999,182.18	0
0	0	0	1,986,040.47	0
0	0	0	1,782,012.05	0
0	0	0	1,959,886.25	0
0	0	0	1,884,070.89	0
0	0	0	1,933,902.69	0
0	0	0	1,859,007.42	0
0	0	0	1,908,087.93	0
0	0	0	1,895,243.27	0
0	0	0	1,821,716.23	0
0	0	0	1,869,678.21	0
0	0	0	1,797,055.51	0
0	0	0	1,844,277.31	0
0	0	0	1,832,508.27	0
0	0	0	1,645,507.29	0
0	0	0	1,811,149.08	0

0	0	0	1,742,439.09	0
0	0	0	1,789,925.38	0
0	0	0	1,721,965.04	0
0	0	0	1,768,835.66	0
0	0	0	1,758,340.57	0
0	0	0	1,691,495.22	0
0	0	0	1,737,448.95	0
0	0	0	1,671,340.71	0
0	0	0	1,716,687.53	0
0	0	0	1,706,355.17	0
0	0	0	1,531,920.46	0
0	0	0	1,685,786.22	0
0	0	0	1,621,499.29	0
0	0	0	1,665,343.74	0
0	0	0	1,601,776.90	0
0	0	0	1,645,026.26	0
0	0	0	1,634,913.93	0
0	0	0	1,572,418.36	0
0	0	0	1,614,781.19	0
0	0	0	1,552,993.96	0
0	0	0	1,594,769.81	0
0	0	0	1,584,809.17	0
0	0	0	1,473,273.28	0
0	0	0	1,564,977.12	0
0	0	0	1,504,940.66	0
0	0	0	1,545,262.84	0
0	0	0	1,485,918.79	0
0	0	0	1,525,664.91	0
0	0	0	1,515,909.13	0
0	0	0	1,457,595.40	0
0	0	0	1,496,483.09	0
0	0	0	1,438,850.77	0
0	0	0	1,477,169.89	0
0	0	0	1,467,555.17	0
0	0	0	1,316,874.45	0
0	0	0	1,448,408.63	0
0	0	0	1,392,461.10	0
0	0	0	1,429,371.49	0
0	0	0	1,374,090.49	0
0	0	0	1,410,442.37	0
0	0	0	1,401,017.89	0
0	0	0	1,346,728.94	0
0	0	0	1,382,248.25	0
0	0	0	1,328,615.57	0
0	0	0	1,363,583.26	0
0	0	0	1,354,289.58	0
0	0	0	1,214,858.18	0
0	0	0	1,335,779.03	0
0	0	0	1,283,769.52	0
0	0	0	1,317,369.79	0
0	0	0	1,266,002.66	0
0	0	0	1,299,060.54	0
0	0	0	1,289,942.99	0
0	0	0	1,239,532.21	0
0	0	0	1,271,781.25	0

0	0	0	1,222,003.29	0
0	0	0	1,253,716.23	0
0	0	0	1,244,719.58	0
0	0	0	1,116,158.24	0
0	0	0	1,226,797.21	0
0	0	0	1,178,584.99	0
0	0	0	1,208,968.33	0
0	0	0	1,161,376.02	0
0	0	0	1,191,231.67	0
0	0	0	1,182,397.52	0
0	0	0	1,135,728.34	0
0	0	0	1,164,796.81	0
0	0	0	1,118,738.64	0
0	0	0	1,147,285.15	0
0	0	0	1,138,562.32	0
0	0	0	1,056,967.02	0
0	0	0	1,121,181.90	0
0	0	0	1,076,636.12	0
0	0	0	1,103,887.42	0
0	0	0	1,059,940.66	0
0	0	0	1,086,677.63	0
0	0	0	1,078,104.12	0
0	0	0	1,035,049.66	0
0	0	0	1,061,019.08	0
0	0	0	1,018,555.41	0
0	0	0	1,044,015.68	0
0	0	0	1,035,544.22	0
0	0	0	927,696.64	0
0	0	0	1,018,661.00	0
0	0	0	977,660.27	0
0	0	0	1,001,856.39	0
0	0	0	961,435.35	0
0	0	0	985,129.20	0
0	0	0	976,794.27	0
0	0	0	937,237.00	0
0	0	0	960,180.96	0
0	0	0	921,195.78	0
0	0	0	943,642.10	0
0	0	0	935,400.22	0
0	0	0	837,449.75	0
0	0	0	918,970.82	0
0	0	0	881,402.90	0
0	0	0	902,612.92	0
0	0	0	865,606.86	0
0	0	0	886,325.36	0
0	0	0	878,207.59	0
0	0	0	842,039.01	0
0	0	0	862,023.37	0
0	0	0	826,409.64	0
0	0	0	845,906.61	0
0	0	0	837,873.16	0
0	0	0	749,547.49	0
0	0	0	821,855.42	0
0	0	0	787,616.95	0
0	0	0	805,902.28	0

0	0	0	772,209.27	0
0	0	0	790,012.60	0
0	0	0	782,091.20	0
0	0	0	749,211.53	0
0	0	0	766,294.60	0
0	0	0	733,953.98	0
0	0	0	750,558.64	0
0	0	0	742,713.06	0
0	0	0	687,470.46	0
0	0	0	727,065.98	0
0	0	0	696,062.14	0
0	0	0	711,476.77	0
0	0	0	681,003.40	0
0	0	0	695,944.31	0
0	0	0	688,199.03	0
0	0	0	658,516.95	0
0	0	0	672,749.65	0
0	0	0	643,592.21	0
0	0	0	657,354.28	0
0	0	0	649,676.51	0
0	0	0	579,881.66	0
0	0	0	634,360.12	0
0	0	0	606,504.41	0
0	0	0	619,095.02	0
0	0	0	591,756.17	0
0	0	0	603,880.14	0
0	0	0	596,291.19	0
0	0	0	569,723.61	0
0	0	0	581,149.62	0
0	0	0	555,093.60	0
0	0	0	566,055.57	0
0	0	0	558,526.04	0
0	0	0	497,684.63	0
0	0	0	543,501.29	0
0	0	0	518,715.30	0
0	0	0	528,521.41	0

Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall
	1,052,096.65	
0	0	0
0	1,000,549.84	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	51,546.81	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0

0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0

0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0

0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0

0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0

0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0
0	0	0

Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate
1,052,096.65	573,046,266.57			
0	0	0	0	0
1,000,549.84	671,388.01	3.44	3.44	1.381375963
0	1,713,734.83	4.35	4.35	5.648142582
0	1,905,365.03	4.85	4.85	5.858987664
0	1,933,900.45	5.1	5.1	6.284928572
0	2,189,028.28	5.6	5.6	6.337472422
0	2,302,585.66	6.1	6.1	6.832083782
0	2,569,480.53	6.6	6.6	6.913076327
0	2,759,674.25	7.1	7.1	7.239980047
0	2,664,655.48	7.6	7.6	8.407701866
51,546.81	3,089,631.44	8.1	8.1	7.967078813
0	3,225,482.55	8.6	8.6	8.658933857
0	3,332,214.73	8.6	8.6	8.791372642
0	3,224,372.52	8.6	8.6	9.467169995
0	3,331,851.61	8.6	8.6	9.433835504
0	3,331,851.61	8.6	8.6	9.600034329
0	3,224,372.52	8.6	8.6	9.928638578
0	3,331,851.61	8.6	8.6	9.609113867
0	3,224,372.52	8.6	8.6	9.930072667
0	3,331,851.61	8.6	8.6	9.610382378
0	3,331,851.61	8.6	8.6	9.61101776
0	3,009,414.35	8.6	8.6	10.64147393
0	3,331,851.61	8.6	8.6	9.612290691
0	3,224,372.52	8.6	8.6	9.933359149
0	3,331,851.61	8.6	8.6	9.613566003
0	3,224,372.52	8.6	8.6	9.934688203
0	3,331,851.61	8.6	8.6	9.614863546
0	3,331,851.61	8.6	8.6	9.615513462
0	3,224,372.52	8.6	8.6	9.936714247
0	3,331,851.61	8.6	8.6	9.616837595
0	3,224,372.52	8.6	8.6	9.938084274
0	3,331,851.61	8.6	8.6	9.618165083
0	3,331,851.61	8.6	8.6	9.618830108
0	3,116,893.44	8.6	8.6	10.28290949
0	3,331,851.61	8.6	8.6	9.620162652
0	3,224,372.52	8.6	8.6	9.941524476
0	3,331,851.61	8.6	8.6	9.621498293
0	3,224,372.52	8.6	8.6	9.94292476
0	3,331,851.61	8.6	8.6	9.622873111
0	3,331,851.61	8.6	8.6	9.623561933
0	3,224,372.52	8.6	8.6	9.94506009
0	3,331,851.61	8.6	8.6	9.624942396
0	3,224,372.52	8.6	8.6	9.946488469
0	3,331,851.61	8.6	8.6	9.626326433
0	3,331,851.61	8.6	8.6	9.627019722

0	3,009,414.35	8.6	8.6	10.65925464
0	3,331,851.61	8.6	8.6	9.628408863
0	3,224,372.52	8.6	8.6	9.950074836
0	3,331,851.61	8.6	8.6	9.629801261
0	3,224,372.52	8.6	8.6	9.951525093
0	3,331,851.61	8.6	8.6	9.631215945
0	3,331,851.61	8.6	8.6	9.631924629
0	3,220,886.43	8.6	8.6	9.953809167
0	3,318,813.41	8.6	8.6	9.633594358
0	3,194,499.92	8.6	8.6	9.95573244
0	3,283,220.05	8.6	8.6	9.635570317
0	3,265,523.48	8.6	8.6	9.636565998
0	2,933,580.98	8.6	8.6	10.67016331
0	3,230,328.97	8.6	8.6	9.638572517
0	3,109,190.70	8.6	8.6	9.960902866
0	3,195,392.67	8.6	8.6	9.64059916
0	3,075,503.21	8.6	8.6	9.963071057
0	3,160,712.03	8.6	8.6	9.642770875
0	3,143,468.48	8.6	8.6	9.643866774
0	3,025,441.00	8.6	8.6	9.966468405
0	3,109,173.37	8.6	8.6	9.646078886
0	2,992,375.33	8.6	8.6	9.968768394
0	3,075,132.15	8.6	8.6	9.648318463
0	3,058,205.99	8.6	8.6	9.649448701
0	2,747,018.91	8.6	8.6	10.68457735
0	3,024,540.99	8.6	8.6	9.651733135
0	2,910,775.70	8.6	8.6	9.974650434
0	2,991,123.76	8.6	8.6	9.654049209
0	2,878,555.44	8.6	8.6	9.977058858
0	2,957,951.86	8.6	8.6	9.656394737
0	2,941,457.15	8.6	8.6	9.65757874
0	2,830,667.30	8.6	8.6	9.980729338
0	2,908,648.74	8.6	8.6	9.659969572
0	2,799,033.33	8.6	8.6	9.983215764
0	2,876,079.68	8.6	8.6	9.662391315
0	2,859,884.16	8.6	8.6	9.663613961
0	2,660,280.01	8.6	8.6	10.33138556
0	2,827,669.70	8.6	8.6	9.666083181
0	2,720,951.77	8.6	8.6	9.98957435
0	2,795,688.71	8.6	8.6	9.668585036
0	2,690,114.56	8.6	8.6	9.992176598
0	2,763,938.88	8.6	8.6	9.671119949
0	2,748,149.93	8.6	8.6	9.672400004
0	2,644,275.39	8.6	8.6	9.996144854
0	2,716,742.52	8.6	8.6	9.674985725
0	2,613,990.48	8.6	8.6	9.998834611
0	2,685,560.54	8.6	8.6	9.677606158
0	2,670,053.38	8.6	8.6	9.678956213
0	2,397,704.80	8.6	8.6	10.71749246
0	2,639,205.33	8.6	8.6	9.68168494
0	2,539,223.09	8.6	8.6	10.00583261
0	2,608,577.08	8.6	8.6	9.684452502
0	2,509,688.41	8.6	8.6	10.00871281
0	2,578,166.43	8.6	8.6	9.687259741
0	2,563,042.01	8.6	8.6	9.688678508

0	2,465,778.55	8.6	8.6	10.0131111
0	2,532,953.62	8.6	8.6	9.69154689
0	2,436,763.65	8.6	8.6	10.01609662
0	2,503,077.35	8.6	8.6	9.694457163
0	2,488,218.08	8.6	8.6	9.695928299
0	2,234,048.67	8.6	8.6	10.7364185
0	2,458,655.93	8.6	8.6	9.69890317
0	2,365,115.33	8.6	8.6	10.02375405
0	2,429,300.51	8.6	8.6	9.701922324
0	2,336,806.12	8.6	8.6	10.02689712
0	2,400,149.70	8.6	8.6	9.704986774
0	2,385,650.37	8.6	8.6	9.70653631
0	2,294,711.03	8.6	8.6	10.03170082
0	2,356,802.52	8.6	8.6	9.709670673
0	2,266,890.47	8.6	8.6	10.0349643
0	2,328,154.04	8.6	8.6	9.712853008
0	2,313,903.91	8.6	8.6	9.714462518
0	2,077,150.96	8.6	8.6	10.7570935
0	2,285,550.59	8.6	8.6	9.717718949
0	2,198,174.40	8.6	8.6	10.04334504
0	2,257,391.47	8.6	8.6	9.721026257
0	2,171,016.88	8.6	8.6	10.04679869
0	2,229,424.53	8.6	8.6	9.724404315
0	2,215,512.48	8.6	8.6	9.726113776
0	2,130,626.83	8.6	8.6	10.0520982
0	2,187,830.00	8.6	8.6	9.72957405
0	2,103,928.13	8.6	8.6	10.05570271
0	2,160,334.66	8.6	8.6	9.733090612
0	2,146,656.55	8.6	8.6	9.734870445
0	1,995,409.99	8.6	8.6	10.40815902
0	2,119,438.19	8.6	8.6	9.738474131
0	2,037,965.28	8.6	8.6	10.06497497
0	2,092,402.03	8.6	8.6	9.742137769
0	2,011,888.71	8.6	8.6	10.06879231
0	2,065,546.12	8.6	8.6	9.745862919
0	2,052,185.14	8.6	8.6	9.747749063
0	1,973,098.55	8.6	8.6	10.07463957
0	2,025,595.95	8.6	8.6	9.751569529
0	1,947,452.18	8.6	8.6	10.07862109
0	1,999,182.18	8.6	8.6	9.755455659
0	1,986,040.47	8.6	8.6	9.757423899
0	1,782,012.05	8.6	8.6	10.80506021
0	1,959,886.25	8.6	8.6	9.761411868
0	1,884,070.89	8.6	8.6	10.0888798
0	1,933,902.69	8.6	8.6	9.765470054
0	1,859,007.42	8.6	8.6	10.09311029
0	1,908,087.93	8.6	8.6	9.769600403
0	1,895,243.27	8.6	8.6	9.771693267
0	1,821,716.23	8.6	8.6	10.09959843
0	1,869,678.21	8.6	8.6	9.775935671
0	1,797,055.51	8.6	8.6	10.10402194
0	1,844,277.31	8.6	8.6	9.780255438
0	1,832,508.27	8.6	8.6	9.781443147
0	1,645,507.29	8.6	8.6	10.82945492
0	1,811,149.08	8.6	8.6	9.781443166

0	1,742,439.09	8.6	8.6	10.10749128
0	1,789,925.38	8.6	8.6	9.781443185
0	1,721,965.04	8.6	8.6	10.1074913
0	1,768,835.66	8.6	8.6	9.781443202
0	1,758,340.57	8.6	8.6	9.78144321
0	1,691,495.22	8.6	8.6	10.10749133
0	1,737,448.95	8.6	8.6	9.781443225
0	1,671,340.71	8.6	8.6	10.10749134
0	1,716,687.53	8.6	8.6	9.781443238
0	1,706,355.17	8.6	8.6	9.781443244
0	1,531,920.46	8.6	8.6	10.82945503
0	1,685,786.22	8.6	8.6	9.781443255
0	1,621,499.29	8.6	8.6	10.10749137
0	1,665,343.74	8.6	8.6	9.781443265
0	1,601,776.90	8.6	8.6	10.10749138
0	1,645,026.26	8.6	8.6	9.781443272
0	1,634,913.93	8.6	8.6	9.781443275
0	1,572,418.36	8.6	8.6	10.10749139
0	1,614,781.19	8.6	8.6	9.78144328
0	1,552,993.96	8.6	8.6	10.10749139
0	1,594,769.81	8.6	8.6	9.781443283
0	1,584,809.17	8.6	8.6	9.781443284
0	1,473,273.28	8.6	8.6	10.45602558
0	1,564,977.12	8.6	8.6	9.781443284
0	1,504,940.66	8.6	8.6	10.10749139
0	1,545,262.84	8.6	8.6	9.781443281
0	1,485,918.79	8.6	8.6	10.10749139
0	1,525,664.91	8.6	8.6	9.781443277
0	1,515,909.13	8.6	8.6	9.781443274
0	1,457,595.40	8.6	8.6	10.10749138
0	1,496,483.09	8.6	8.6	9.781443265
0	1,438,850.77	8.6	8.6	10.10749137
0	1,477,169.89	8.6	8.6	9.781443255
0	1,467,555.17	8.6	8.6	9.781443248
0	1,316,874.45	8.6	8.6	10.82945502
0	1,448,408.63	8.6	8.6	9.781443233
0	1,392,461.10	8.6	8.6	10.10749133
0	1,429,371.49	8.6	8.6	9.781443215
0	1,374,090.49	8.6	8.6	10.10749131
0	1,410,442.37	8.6	8.6	9.781443195
0	1,401,017.89	8.6	8.6	9.781443183
0	1,346,728.94	8.6	8.6	10.10749128
0	1,382,248.25	8.6	8.6	9.781443158
0	1,328,615.57	8.6	8.6	10.10749125
0	1,363,583.26	8.6	8.6	9.781443129
0	1,354,289.58	8.6	8.6	9.781443113
0	1,214,858.18	8.6	8.6	10.82945486
0	1,335,779.03	8.6	8.6	9.781443079
0	1,283,769.52	8.6	8.6	10.10749116
0	1,317,369.79	8.6	8.6	9.781443041
0	1,266,002.66	8.6	8.6	10.10749112
0	1,299,060.54	8.6	8.6	9.781442999
0	1,289,942.99	8.6	8.6	9.781442976
0	1,239,532.21	8.6	8.6	10.10749105
0	1,271,781.25	8.6	8.6	9.781442928

0	1,222,003.29	8.6	8.6	10.107491
0	1,253,716.23	8.6	8.6	9.781442875
0	1,244,719.58	8.6	8.6	9.781442847
0	1,116,158.24	8.6	8.6	10.82945455
0	1,226,797.21	8.6	8.6	9.781442788
0	1,178,584.99	8.6	8.6	10.10749085
0	1,208,968.33	8.6	8.6	9.781442723
0	1,161,376.02	8.6	8.6	10.10749078
0	1,191,231.67	8.6	8.6	9.781442653
0	1,182,397.52	8.6	8.6	9.781442616
0	1,135,728.34	8.6	8.6	10.10749066
0	1,164,796.81	8.6	8.6	9.781442538
0	1,118,738.64	8.6	8.6	10.10749058
0	1,147,285.15	8.6	8.6	9.781442454
0	1,138,562.32	8.6	8.6	9.781442409
0	1,056,967.02	8.6	8.6	10.4560246
0	1,121,181.90	8.6	8.6	9.781442316
0	1,076,636.12	8.6	8.6	10.10749034
0	1,103,887.42	8.6	8.6	9.781442216
0	1,059,940.66	8.6	8.6	10.10749024
0	1,086,677.63	8.6	8.6	9.781442109
0	1,078,104.12	8.6	8.6	9.781442053
0	1,035,049.66	8.6	8.6	10.10749006
0	1,061,019.08	8.6	8.6	9.781441935
0	1,018,555.41	8.6	8.6	10.10748994
0	1,044,015.68	8.6	8.6	9.781441809
0	1,035,544.22	8.6	8.6	9.781441743
0	927,696.64	8.6	8.6	10.82945328
0	1,018,661.00	8.6	8.6	9.781441605
0	977,660.27	8.6	8.6	10.10748958
0	1,001,856.39	8.6	8.6	9.781441457
0	961,435.35	8.6	8.6	10.10748943
0	985,129.20	8.6	8.6	9.781441301
0	976,794.27	8.6	8.6	9.781441219
0	937,237.00	8.6	8.6	10.10748917
0	960,180.96	8.6	8.6	9.781441047
0	921,195.78	8.6	8.6	10.10748899
0	943,642.10	8.6	8.6	9.781440865
0	935,400.22	8.6	8.6	9.78144077
0	837,449.75	8.6	8.6	10.82945217
0	918,970.82	8.6	8.6	9.78144057
0	881,402.90	8.6	8.6	10.10748848
0	902,612.92	8.6	8.6	9.781440359
0	865,606.86	8.6	8.6	10.10748826
0	886,325.36	8.6	8.6	9.781440135
0	878,207.59	8.6	8.6	9.781440018
0	842,039.01	8.6	8.6	10.10748789
0	862,023.37	8.6	8.6	9.781439773
0	826,409.64	8.6	8.6	10.10748763
0	845,906.61	8.6	8.6	9.781439513
0	837,873.16	8.6	8.6	9.781439378
0	749,547.49	8.6	8.6	10.82945059
0	821,855.42	8.6	8.6	9.781439095
0	787,616.95	8.6	8.6	10.10748691
0	805,902.28	8.6	8.6	9.781438795

0	772,209.27	8.6	8.6	10.10748659
0	790,012.60	8.6	8.6	9.781438476
0	782,091.20	8.6	8.6	9.78143831
0	749,211.53	8.6	8.6	10.10748608
0	766,294.60	8.6	8.6	9.781437963
0	733,953.98	8.6	8.6	10.10748571
0	750,558.64	8.6	8.6	9.781437595
0	742,713.06	8.6	8.6	9.781437403
0	687,470.46	8.6	8.6	10.45601908
0	727,065.98	8.6	8.6	9.781437001
0	696,062.14	8.6	8.6	10.10748468
0	711,476.77	8.6	8.6	9.781436575
0	681,003.40	8.6	8.6	10.10748423
0	695,944.31	8.6	8.6	9.781436123
0	688,199.03	8.6	8.6	9.781435887
0	658,516.95	8.6	8.6	10.1074835
0	672,749.65	8.6	8.6	9.781435393
0	643,592.21	8.6	8.6	10.10748297
0	657,354.28	8.6	8.6	9.781434868
0	649,676.51	8.6	8.6	9.781434593
0	579,881.66	8.6	8.6	10.82944513
0	634,360.12	8.6	8.6	9.781434018
0	606,504.41	8.6	8.6	10.10748151
0	619,095.02	8.6	8.6	9.781433407
0	591,756.17	8.6	8.6	10.10748086
0	603,880.14	8.6	8.6	9.781432757
0	596,291.19	8.6	8.6	9.781432417
0	569,723.61	8.6	8.6	10.1074798
0	581,149.62	8.6	8.6	9.781431702
0	555,093.60	8.6	8.6	10.10747904
0	566,055.57	8.6	8.6	9.781430941
0	558,526.04	8.6	8.6	9.781430542
0	497,684.63	8.6	8.6	10.8294405
0	543,501.29	8.6	8.6	9.781429703
0	518,715.30	8.6	8.6	10.10747691
0	528,521.41	8.6	8.6	9.781428807

Credit Support

```
        0
    38.55
    38.54
    38.56
    38.58
     38.6
    38.62
    38.64
    38.65
    38.67
    38.69
     38.7
    38.72
    38.74
    38.75
    38.77
    38.79
     38.8
    38.82
    38.84
    38.86
    38.87
    38.89
    38.91
    38.93
    38.95
    38.96
    38.98
       39
    39.02
    39.04
    39.06
    39.08
    39.09
    39.11
    39.13
    39.15
    39.17
    39.19
    39.21
    39.23
    39.25
    39.27
    39.29
     39.3
```

39.32
39.34
39.36
39.38
39.4
39.42
39.45
39.49
39.54
39.56
39.59
39.62
39.65
39.67
39.7
39.74
39.77
39.8
39.83
39.86
39.9
39.93
39.96
39.99
40.02
40.05
40.09
40.12
40.15
40.19
40.22
40.25
40.29
40.32
40.35
40.39
40.42
40.46
40.49
40.53
40.56
40.6
40.63
40.67
40.7
40.74
40.78
40.82
40.86
40.9
40.93
40.97
41.01
41.05
41.09

41.13
41.17
41.21
41.25
41.29
41.33
41.37
41.42
41.46
41.5
41.54
41.59
41.63
41.67
41.72
41.76
41.81
41.85
41.9
41.94
41.99
42.04
42.08
42.13
42.18
42.23
42.28
42.32
42.37
42.42
42.47
42.52
42.57
42.63
42.68
42.73
42.78
42.83
42.89
42.94
43
43.05
43.11
43.16
43.22
43.27
43.33
43.39
43.45
43.5
43.56
43.62
43.66
43.66
43.66

43.66
43.66
43.66
43.66
43.66
43.66
43.66
43.66
43.66
43.67
43.67
43.67
43.67
43.67
43.67
43.67
43.67
43.67
43.67
43.67
43.68
43.68
43.68
43.68
43.68
43.68
43.68
43.68
43.68
43.68
43.69
43.69
43.69
43.69
43.69
43.69
43.69
43.69
43.7
43.7
43.7
43.7
43.7
43.7
43.7
43.7
43.71
43.71
43.71
43.71
43.71
43.71
43.71
43.72
43.72

43.72
43.72
43.72
43.72
43.73
43.73
43.73
43.73
43.73
43.74
43.74
43.74
43.74
43.74
43.74
43.75
43.75
43.75
43.75
43.76
43.76
43.76
43.76
43.76
43.77
43.77
43.77
43.77
43.78
43.78
43.78
43.78
43.79
43.79
43.79
43.8
43.8
43.8
43.8
43.81
43.81
43.81
43.82
43.82
43.82
43.83
43.83
43.83
43.84
43.84
43.85
43.85
43.85
43.86
43.86

43.87
43.87
43.87
43.88
43.88
43.89
43.89
43.9
43.9
43.91
43.91
43.92
43.93
43.93
43.94
43.94
43.95
43.96
43.96
43.97
43.98
43.98
43.99
44
44.01
44.01
44.02
44.03
44.04
44.05
44.06
44.07
44.08
44.09
44.1
100

☐

Settlement 06/22/05☐

☐

Bond 8A3☐

Fixed Coupon: 5.077, Current Balance: 244,582,000.00☐

☐

☐

Avg Life: 3.000☐

☐

Prepayment: 0 CPR, Grp 8: I-1:8 12:24 CPR, Grp 1,2,3,6,7: 25 CPR☐

☐

LIB_1M: 3.26, LIB_6M: 3.64, CMT_1Y: 3.38, LIB_12M: 3.87, MCMT_1Y: 2.633, OTHER_1: 2.633, CD: 2.64, OTHER_5: 10, COF_11: 5, PRIME: 10

Period	Date	Balance	Interest	Principal	Total	Eff. Coupon	Percent
1	7/25/05	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
2	8/25/05	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
3	9/25/05	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
4	10/25/05	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
5	11/25/05	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
6	12/25/05	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
7	1/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
8	2/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
9	3/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
10	4/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
11	5/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
12	6/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
13	7/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
14	8/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
15	9/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
16	10/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
17	11/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
18	12/25/06	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
19	1/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
20	2/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
21	3/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
22	4/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
23	5/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
24	6/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
25	7/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
26	8/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
27	9/25/07	244,582,000.00	1,034,785.68	0.00	1,034,785.68	5.0770	100
28	10/25/07	244,582,000.00	1,034,785.68	9,334,170.02	10,368,955.69	5.0770	100
29	11/25/07	235,247,829.98	995,294.36	18,340,469.57	19,335,763.93	5.0770	96
30	12/25/07	216,907,360.42	917,698.89	17,917,205.54	18,834,904.43	5.0770	89
31	1/25/08	198,990,154.88	841,894.18	17,503,660.20	18,345,554.38	5.0770	81
32	2/25/08	181,486,494.68	767,839.11	17,099,611.23	17,867,450.34	5.0770	74
33	3/25/08	164,386,883.45	695,493.51	16,704,841.39	17,400,334.89	5.0770	67
34	4/25/08	147,682,042.06	624,818.11	16,319,138.38	16,943,956.49	5.0770	60
35	5/25/08	131,362,903.68	555,774.55	15,942,294.77	16,498,069.32	5.0770	54
36	6/25/08	115,420,608.91	488,325.36	15,574,107.84	16,062,433.20	5.0770	47
37	7/25/08	99,846,501.07	422,433.90	7,393,277.42	7,815,711.33	5.0770	41
38	8/25/08	92,453,223.64	391,154.18	11,503,750.52	11,894,904.70	5.0770	38
39	9/25/08	80,949,473.12	342,483.73	11,220,844.58	11,563,328.31	5.0770	33
40	10/25/08	69,728,628.54	295,010.21	10,944,615.45	11,239,625.65	5.0770	29
41	11/25/08	58,784,013.09	248,705.36	10,674,908.51	10,923,613.87	5.0770	24
42	12/25/08	48,109,104.58	203,541.60	10,411,572.70	10,615,114.30	5.0770	20
43	1/25/09	37,697,531.88	159,491.97	10,154,460.42	10,313,952.39	5.0770	15
44	2/25/09	27,543,071.46	116,530.14	9,903,427.45	10,019,957.59	5.0770	11
45	3/25/09	17,639,644.01	74,630.39	9,658,332.88	9,732,963.27	5.0770	7
46	4/25/09	7,981,311.13	33,767.60	7,981,311.13	8,015,078.73	5.0770	3
			37,148,886.16	244,582,000.00	281,730,886.16		

	Forward				Forward + 50	
Carry Forward	AFC	Bond UnCapped Rate	Balance	Carry Forward	AFC	Bond UnCapped Rate
-	4.8872	4.7100	1,113,082,000.00	0.1533	5.0567	5.2100
-	5.2528	4.9504	1,084,442,845.44	0.1542	5.2962	5.4504
-	5.3900	5.0172	1,056,494,533.31	0.0507	5.4665	5.5172
-	5.4135	5.1004	1,029,210,477.65	0.1084	5.4920	5.6004
-	5.4313	5.1955	1,002,576,475.20	0.1795	5.5160	5.6955
-	5.4488	5.2656	976,575,520.83	0.1769	5.5887	5.7656
-	5.4645	5.3384	951,192,558.48	-	5.9261	5.8384
-	5.4784	5.2988	926,412,869.61	-	5.8839	5.7988
-	5.4833	5.3207	902,222,118.12	-	5.9068	5.8207
-	5.4917	5.3401	878,606,231.34	-	5.9218	5.8401
-	5.4984	5.3545	855,551,574.90	-	5.9306	5.8545
-	6.0238	5.3704	833,044,791.51	-	6.3054	5.8704
-	6.0324	5.3831	811,083,743.07	-	6.3142	5.8831
-	6.0398	5.3944	789,644,332.03	-	6.3218	5.8944
-	6.0469	5.4097	768,714,182.08	-	6.3291	5.9097
-	6.0542	5.4261	748,281,198.81	-	6.3365	5.9261
-	6.0617	5.4453	728,333,577.92	-	6.3442	5.9453
-	6.0692	5.4642	708,859,794.00	-	6.3521	5.9642
-	6.0766	5.5213	689,848,598.32	-	6.3617	6.0213
-	6.0864	5.5075	671,289,003.63	-	6.3706	6.0075
-	6.0912	5.4987	653,170,302.93	-	6.3755	5.9987
-	6.0962	5.5113	635,481,995.03	-	6.3807	6.0113
-	6.1269	5.5212	618,213,862.42	-	6.4195	6.0212
-	6.3560	5.5304	601,358,489.35	-	6.7400	6.0304
-	6.3628	5.5174	584,904,346.36	-	6.7471	6.0174
-	6.3674	5.5238	568,841,044.72	-	6.7521	6.0238
-	6.3734	5.5314	553,159,256.92	-	6.7583	6.0314
-	6.3794	5.5389	537,849,932.86	-	6.7646	6.0389
-	6.3860	5.5465	522,904,230.05	-	6.7715	6.0465
-	6.3984	5.5540	508,313,560.97	-	6.7842	6.0540
-	6.4045	5.5616	494,069,457.07	-	6.7906	6.0616
-	6.4104	5.5691	480,163,684.12	-	6.7968	6.0691
-	6.4164	5.5767	466,588,208.96	-	6.8031	6.0767
-	6.4224	5.5843	453,335,190.03	-	6.8095	6.0843
-	6.4302	5.5918	440,396,971.97	-	6.8178	6.0918
-	6.7836	5.5994	427,766,134.64	-	7.2986	6.0994
-	6.7921	5.6080	415,357,854.32	-	7.3088	6.1080
-	6.7472	5.6178	415,357,854.32	-	7.2616	6.1178
-	6.7470	5.6277	408,438,649.91	-	7.2614	6.1277
-	6.7467	5.6375	398,640,648.66	-	7.2611	6.1375
-	6.7476	5.6473	389,076,535.29	-	7.2620	6.1473
-	6.7640	5.6572	379,740,785.29	-	7.2830	6.1572
-	6.7642	5.6671	370,627,948.96	-	7.2833	6.1671
-	6.7643	5.6769	361,732,684.03	-	7.2834	6.1769
-	6.7645	5.6868	353,049,794.64	-	7.2836	6.1868
-	6.7648	5.6967	344,574,220.11	-	7.2839	6.1967
-	6.7664	5.7066	336,301,020.21	-	7.2854	6.2066
-	6.8537	5.7165	328,225,416.52	-	7.3727	6.2165

-	6.8547	5.7268	320,344,064.58	-	7.3737	6.2268
-	6.8555	5.7374	312,650,902.57	-	7.3746	6.2374
-	6.8566	5.7478	305,141,435.92	-	7.3756	6.2478
-	6.8577	5.7580	297,811,287.20	-	7.3768	6.2580
-	6.8601	5.7680	290,656,183.05	-	7.3791	6.2680
-	6.8783	5.7777	283,671,990.79	-	7.3974	6.2777
-	6.8801	5.7873	276,854,629.25	-	7.3992	6.2873
-	6.8818	5.7967	270,200,097.81	-	7.4008	6.2967
-	6.8835	5.8059	263,704,506.77	-	7.4025	6.3059
-	6.8854	5.8149	257,364,067.61	-	7.4044	6.3149
-	6.8883	5.8237	251,175,081.97	-	7.4073	6.3237
-	6.9712	5.8323	245,133,901.94	-	7.4902	6.3323
-	6.9735	5.8412	239,170,579.12	-	7.4925	6.3412
-	6.9756	5.8505	233,350,415.95	-	7.4946	6.3505
-	6.9779	5.8597	227,670,432.85	-	7.4969	6.3597
-	6.9803	5.8691	222,127,268.38	-	7.4994	6.3691
-	6.9838	5.8784	216,717,641.35	-	7.5029	6.3784
-	7.0022	5.8877	211,438,377.09	-	7.5213	6.3877
-	7.0052	5.8971	206,286,882.92	-	7.5243	6.3971
-	7.0080	5.9064	201,259,528.21	-	7.5271	6.4064
-	7.0110	5.9158	196,353,325.10	-	7.5301	6.4158
-	7.0139	5.9252	191,550,178.57	-	7.5330	6.4252
-	7.0180	5.9346	186,863,087.04	-	7.5371	6.4346
-	7.1031	5.9440	182,289,285.31	-	7.6222	6.4440
-	7.1065	5.9534	177,827,256.83	-	7.6257	6.4534
-	7.1097	5.9628	173,473,061.34	-	7.6289	6.4628
-	7.1129	5.9723	169,224,097.42	-	7.6321	6.4723
-	7.1162	5.9817	165,077,834.76	-	7.6354	6.4817
-	7.1204	5.9912	161,031,803.64	-	7.6396	6.4912
-	7.1396	6.0007	157,083,615.48	-	7.6588	6.5007
-	7.1430	6.0102	153,231,330.77	-	7.6623	6.5102
-	7.1462	6.0197	149,472,203.88	-	7.6655	6.5197
-	7.1493	6.0292	145,803,986.18	-	7.6686	6.5292
-	7.1524	6.0387	142,224,490.66	-	7.6717	6.5387
-	7.1565	6.0483	138,731,196.83	-	7.6758	6.5483
-	7.2499	6.0578	135,322,446.45	-	7.7692	6.5578
-	7.2532	6.0688	131,997,200.94	-	7.7725	6.5688
-	7.2562	6.0813	128,752,414.16	-	7.7755	6.5813
-	7.2592	6.0935	125,586,144.88	-	7.7786	6.5935
-	7.2622	6.1056	122,496,505.94	-	7.7815	6.6056
-	7.2664	6.1174	119,481,652.20	-	7.7857	6.6174
-	7.2886	6.1289	116,539,807.43	-	7.8080	6.6289
-	7.2917	6.1403	113,669,594.18	-	7.8111	6.6403
-	7.2947	6.1513	110,799,652.26	-	7.8141	6.6513
-	7.2976	6.1621	108,000,423.00	-	7.8170	6.6621
-	7.3005	6.1726	105,270,181.65	-	7.8199	6.6726
-	7.3044	6.1829	102,607,245.40	-	7.8238	6.6829
-	7.3971	6.1929	100,009,991.39	-	7.9165	6.6929
-	7.4001	6.2027	97,478,630.27	-	7.9194	6.7027
0.3796	7.4027	7.7822	95,009,683.62	0.3602	7.9220	8.2822
0.3793	7.4122	7.7915	92,601,623.44	0.3623	7.9292	8.2915
0.3783	7.4222	7.8005	90,252,964.13	0.3609	7.9396	8.3005

0.3760	7.4333	7.8093	87,962,256.02	0.3582	7.9512	8.3093
0.3595	7.4584	7.8179	85,728,099.03	0.3412	7.9766	8.3179
0.3571	7.4691	7.8261	83,549,331.03	0.3383	7.9878	8.3261
0.3544	7.4797	7.8342	81,424,365.06	0.3353	7.9989	8.3342
0.3514	7.4906	7.8419	79,351,883.35	0.3317	8.0102	8.3419
0.3478	7.5016	7.8494	77,330,604.01	0.3277	8.0217	8.3494
0.3431	7.5137	7.8567	75,359,276.22	0.3225	8.0342	8.3567
0.2742	7.5896	7.8638	73,436,689.94	0.2531	8.1106	8.3638
0.2689	7.6015	7.8704	71,562,624.77	0.2474	8.1231	8.3704
0.2635	7.6135	7.8770	69,734,893.16	0.2414	8.1356	8.3770
0.2578	7.6257	7.8834	67,952,359.90	0.2351	8.1483	8.3834
0.2511	7.6381	7.8892	66,213,920.41	0.2279	8.1613	8.3892
0.2436	7.6515	7.8951	64,518,496.92	0.2198	8.1752	8.3951
0.2263	7.6743	7.9006	62,865,044.60	0.2020	8.1986	8.4006
0.2180	7.6878	7.9057	61,252,646.44	0.1931	8.2127	8.4057
0.2096	7.7013	7.9109	59,680,180.81	0.1840	8.2268	8.4109
0.2005	7.7152	7.9157	58,146,668.63	0.1743	8.2413	8.4157
0.1908	7.7293	7.9201	56,651,157.00	0.1640	8.2561	8.4201
0.1799	7.7444	7.9243	55,192,715.79	0.1524	8.2719	8.4243
0.1135	7.8149	7.9284	53,770,443.14	0.0854	8.3430	8.4284
0.1050	7.8304	7.9354	52,376,603.81	0.0762	8.3592	8.4354
0.0988	7.8463	7.9450	51,017,176.42	0.0693	8.3758	8.4450
0.0916	7.8627	7.9543	49,691,608.63	0.0613	8.3930	8.4543
0.0837	7.8796	7.9633	48,399,070.41	0.0526	8.4106	8.4633
0.0740	7.8978	7.9718	47,138,749.66	0.0422	8.4296	8.4718
0.0502	7.9298	7.9800	45,909,861.73	0.0176	8.4624	8.4800
0.0395	7.9482	7.9877	44,711,751.85	0.0061	8.4816	8.4877
0.0283	7.9668	7.9951	43,543,535.90	-	8.5011	8.4951
0.0163	7.9860	8.0022	42,404,476.13	-	8.5211	8.5022
0.0032	8.0056	8.0088	41,293,855.03	-	8.5416	8.5088
-	8.0265	8.0151	40,210,972.58	-	8.5634	8.5151
-	8.1044	8.0210	39,155,151.23	-	8.6422	8.5210
-	8.1260	8.0265	38,126,195.54	-	8.6647	8.5265
-	8.1479	8.0316	37,122,957.29	-	8.6877	8.5316
-	8.1705	8.0365	36,144,801.65	-	8.7113	8.5365
-	8.1937	8.0407	35,191,110.81	-	8.7356	8.5407
-	8.2181	8.0448	34,261,282.11	-	8.7610	8.5448
-	8.2499	8.0484	33,354,730.42	-	8.7939	8.5484
-	8.2754	8.0515	32,470,925.76	-	8.8205	8.5515
-	8.3015	8.0545	31,609,260.03	-	8.8478	8.5545
-	8.3284	8.0570	30,769,186.49	-	8.8759	8.5570
-	8.3561	8.0591	29,950,172.67	-	8.9048	8.5591
-	8.3850	8.0608	29,151,698.94	-	8.9350	8.5608
-	8.4535	8.0621	28,373,260.28	-	9.0047	8.5621
-	8.4842	8.0663	27,614,596.97	-	9.0367	8.5663
-	8.5160	8.0741	26,874,979.00	-	9.0699	8.5741
-	8.5492	8.0817	26,153,936.88	-	9.1045	8.5817
-	8.5835	8.0888	25,451,013.52	-	9.1402	8.5888
-	8.6197	8.0957	24,765,761.29	-	9.1779	8.5957
-	8.6684	8.1023	24,097,746.92	-	9.2282	8.6023
-	8.7066	8.1084	23,446,598.04	-	9.2679	8.6084
-	8.7459	8.1142	22,811,840.04	-	9.3088	8.6142

-	8.7865	8.1198	22,181,766.34		-	9.3512	8.6198
-	8.8286	8.1249	21,471,300.87		-	9.3950	8.6249
-	8.8729	8.1298	20,778,742.86		-	9.4410	8.6298
-	8.9658	8.1342	20,103,651.94		-	9.5356	8.6342
-	9.0130	8.1384	19,445,835.67		-	9.5847	8.6384
-	9.0619	8.1422	18,804,618.01		-	9.6355	8.6422
-	9.1126	8.1456	18,179,587.24		-	9.6882	8.6456
-	9.1653	8.1488	17,570,342.36		-	9.7428	8.6488
-	9.2204	8.1516	16,976,492.16		-	9.8000	8.6516
-	9.2829	8.1540	16,397,656.68		-	9.8646	8.6540
-	9.3421	8.1561	15,833,484.20		-	9.9260	8.6561
-	9.4036	8.1579	15,283,588.65		-	9.9898	8.6579
-	9.4677	8.1594	14,747,615.50		-	10.0562	8.6594
-	9.5344	8.1603	14,225,219.24		-	10.1252	8.6603
-	9.6040	8.1612	13,716,062.84		-	10.1973	8.6612
-	9.6846	8.1617	13,219,817.92		-	10.2805	8.6617
-	9.7603	8.1615	12,736,192.58		-	10.3587	8.6615
-	9.8392	8.1614	12,264,843.31		-	10.4402	8.6614
-	9.9216	8.1610	11,805,464.81		-	10.5254	8.6610
-	10.0078	8.1597	11,357,759.55		-	10.6144	8.6597
-	10.0977	8.1586	10,921,437.19		-	10.7072	8.6586
-	10.1892	8.1571	10,496,213.99		-	10.8016	8.6571
-	10.2879	8.1548	10,081,806.53		-	10.9033	8.6548
-	10.3914	8.1528	9,677,953.17		-	11.0099	8.6528
-	10.5000	8.1502	9,284,391.10		-	11.1217	8.6502
-	10.6140	8.1471	8,900,864.02		-	11.2389	8.6471
-	10.7335	8.1438	8,527,121.76		-	11.3617	8.6438
-	10.8469	8.1401	8,162,919.56		-	11.4786	8.6401
-	10.9794	8.1394	7,807,990.43		-	11.6145	8.6394
-	11.1194	8.1415	7,462,133.39		-	11.7580	8.6415
-	11.2675	8.1437	7,125,122.78		-	11.9097	8.6437
-	11.4240	8.1457	6,796,738.32		-	12.0697	8.6457
-	11.5897	8.1475	6,476,764.51		-	12.2391	8.6475
-	11.7690	8.1494	6,164,991.45		-	12.4219	8.6494
-	11.9550	8.1510	5,861,220.78		-	12.6116	8.6510
-	12.1525	8.1527	5,565,245.21		-	12.8126	8.6527
-	12.3626	8.1541	5,276,869.49		-	13.0262	8.6541
-	12.5864	8.1553	4,995,903.41		-	13.2535	8.6553
-	12.8255	8.1567	4,722,161.36		-	13.4958	8.6567
-	13.0978	8.1578	4,455,462.64		-	13.7711	8.6578
-	13.3716	8.1586	4,195,655.38		-	14.0478	8.6586
-	13.6654	8.1597	3,942,541.19		-	14.3442	8.6597
-	13.9816	8.1605	3,695,952.03		-	14.6624	8.6605
-	14.3225	8.1610	3,455,724.21		-	15.0050	8.6610
-	14.6913	8.1617	3,221,697.99		-	15.3746	8.6617
-	15.0928	8.1621	2,993,717.71		-	15.7761	8.6621
-	15.5276	8.1624	2,771,633.19		-	16.2098	8.6624
-	16.0021	8.1626	2,555,294.29		-	16.6816	8.6626
-	16.5216	8.1627	2,344,556.47		-	17.1967	8.6627
-	17.0929	8.1626	2,139,278.78		-	17.7612	8.6626
-	17.7237	8.1625	1,939,323.77		-	18.3822	8.6625
-	18.4210	8.1623	1,744,557.34		-	19.0658	8.6623

-	19.2013	8.1618	1,554,846.67	-	19.8274	8.6618
-	20.0769	8.1614	1,370,066.45	-	20.6775	8.6614
-	21.0660	8.1610	1,190,092.30	-	21.6325	8.6610
-	22.1918	8.1601	1,014,802.97	-	22.7124	8.6601
-	23.4838	8.1593	844,080.17	-	23.9427	8.6593
-	24.9775	8.1585	677,808.41	-	25.3531	8.6585
-	26.7339	8.1572	515,873.26	-	26.9954	8.6572
-	28.8213	8.1563	358,167.16	-	28.9249	8.6563
-	31.3421	8.1550	204,583.13	-	31.2233	8.6550
-	34.4453	8.1535	53,476.75	-	34.0063	8.6535
-	38.3568	8.1521	-	-	37.4430	8.6521
-	43.3674	8.1505	-	-	41.7293	8.6505
-	50.2212	8.1487	-	-	47.4016	8.6487
-	59.9900	8.1469	-	-	55.1207	8.6469
-	75.0281	8.1449	-	-	66.2324	8.6449
-	101.1594	8.1429	-	-	83.5952	8.6429
-	157.7938	8.1408	-	-	114.5292	8.6408
-	372.9046	8.1385	-	-	185.0475	8.6385
	0.0000	8.1360	-	-	507.4008	8.6360
	0.0000	8.1335	-		-	8.6335
	0.0000	8.1310	-		-	8.6310
	0.0000	8.1281	-		-	8.6281
	0.0000	8.1254	-		-	8.6254
	0.0000	8.1225	-		-	8.6225
	0.0000	8.1191	-		-	8.6191
	0.0000	8.1161	-		-	8.6161
	0.0000	8.1129	-		-	8.6129
	0.0000	8.1092	-		-	8.6092
	0.0000	8.1060	-		-	8.6060
	0.0000	8.1023	-		-	8.6023
	0.0000	8.0984	-		-	8.5984
	0.0000	8.0946	-		-	8.5946
	0.0000	8.0906	-		-	8.5906
	0.0000	8.0866	-		-	8.5866
	0.0000	8.0823	-		-	8.5823
	0.0000	8.0780	-		-	8.5780
	0.0000	8.0745	-		-	8.5745
	0.0000	8.0722	-		-	8.5722
	0.0000	8.0699	-		-	8.5699
	0.0000	8.0673	-		-	8.5673
	0.0000	8.0651	-		-	8.5651
	0.0000	8.0627	-		-	8.5627
	0.0000	8.0602	-		-	8.5602
	0.0000	8.0579	-		-	8.5579
	0.0000	8.0557	-		-	8.5557
	0.0000	8.0531	-		-	8.5531
	0.0000	8.0509	-		-	8.5509
	0.0000	8.0486	-		-	8.5486
	0.0000	8.0462	-		-	8.5462
	0.0000	8.0439	-		-	8.5439
	0.0000	8.0415	-		-	8.5415
	0.0000	8.0392	-		-	8.5392

0.0000	8.0370	-	-	8.5370
0.0000	8.0346	-	-	8.5346
0.0000	8.0323	-	-	8.5323
0.0000	8.0300	-	-	8.5300
0.0000	8.0278	-	-	8.5278
0.0000	8.0253	-	-	8.5253
0.0000	8.0233	-	-	8.5233
0.0000	8.0210	-	-	8.5210
0.0000	8.0186	-	-	8.5186
0.0000	8.0163	-	-	8.5163
0.0000	8.0143	-	-	8.5143
0.0000	8.0118	-	-	8.5118
0.0000	8.0097	-	-	8.5097
0.0000	8.0075	-	-	8.5075
0.0000	8.0051	-	-	8.5051
0.0000	8.0030	-	-	8.5030
0.0000	8.0008	-	-	8.5008
0.0000	7.9986	-	-	8.4986
0.0000	7.9963	-	-	8.4963
0.0000	7.9941	-	-	8.4941
0.0000	7.9919	-	-	8.4919
0.0000	7.9897	-	-	8.4897
0.0000	7.9876	-	-	8.4876
0.0000	7.9854	-	-	8.4854
0.0000	7.9831	-	-	8.4831
0.0000	7.9811	-	-	8.4811
0.0000	7.9788	-	-	8.4788
0.0000	7.9767	-	-	8.4767
0.0000	7.9746	-	-	8.4746
0.0000	7.9723	-	-	8.4723
0.0000	7.9703	-	-	8.4703
0.0000	7.9682	-	-	8.4682
0.0000	7.9660	-	-	8.4660
0.0000	7.9639	-	-	8.4639
0.0000	7.9618	-	-	8.4618
0.0000	7.9596	-	-	8.4596
0.0000	7.9576	-	-	8.4576
0.0000	7.9554	-	-	8.4554
0.0000	7.9534	-	-	8.4534
0.0000	7.9513	-	-	8.4513
0.0000	7.9492	-	-	8.4492
0.0000	7.9471	-	-	8.4471
0.0000	7.9451	-	-	8.4451
0.0000	7.9430	-	-	8.4430
0.0000	7.9399	-	-	8.4399
0.0000	7.9360	-	-	8.4360
0.0000	7.9324	-	-	8.4324
0.0000	7.9283	-	-	8.4283
0.0000	7.9247	-	-	8.4247
0.0000	7.9212	-	-	8.4212
0.0000	7.9175	-	-	8.4175
0.0000	7.9142	-	-	8.4142

0.0000	7.9109	-		-	8.4109
0.0000	7.9075	-		-	8.4075
0.0000	7.9043	-		-	8.4043
0.0000	7.9013	-		-	8.4013
0.0000	7.8983	-		-	8.3983
0.0000	7.8953	-		-	8.3953
0.0000	7.8925	-		-	8.3925
0.0000	7.8898	-		-	8.3898
0.0000	7.8871	-		-	8.3871
0.0000	7.8846	-		-	8.3846
0.0000	7.8820	-		-	8.3820
0.0000	7.8796	-		-	8.3796
0.0000	7.8774	-		-	8.3774
0.0000	7.8750	-		-	8.3750
0.0000	7.8730	-		-	8.3730
0.0000	7.8710	-		-	8.3710
0.0000	7.8689	-		-	8.3689
0.0000	7.8671	-		-	8.3671
0.0000	7.8653	-		-	8.3653
0.0000	7.8635	-		-	8.3635
0.0000	7.8619	-		-	8.3619
0.0000	7.8604	-		-	8.3604
0.0000	7.8589	-		-	8.3589
0.0000	7.8576	-		-	8.3576
0.0000	7.8563	-		-	8.3563
0.0000	7.8551	-		-	8.3551
0.0000	7.8540	-		-	8.3540
0.0000	7.8530	-		-	8.3530
0.0000	7.8520	-		-	8.3520
0.0000	7.8512	-		-	8.3512
0.0000	7.8504	-		-	8.3504
0.0000	7.8497	-		-	8.3497
0.0000	7.8491	-		-	8.3491
0.0000	7.8486	-		-	8.3486
0.0000	7.8482	-		-	8.3482
0.0000	7.8479	-		-	8.3479
0.0000	7.8476	-		-	8.3476
0.0000	7.8475	-		-	8.3475
0.0000	7.8474	-		-	8.3474
0.0000	7.8474	-		-	8.3474
0.0000	7.8475	-		-	8.3475
0.0000	7.8477	-		-	8.3477
0.0000	7.8479	-		-	8.3479
0.0000	7.8483	-		-	8.3483
0.0000	7.8487	-		-	8.3487
0.0000	7.8493	-		-	8.3493
0.0000	7.8499	-		-	8.3499
0.0000	7.8506	-		-	8.3506
0.0000	7.8514	-		-	8.3514
0.0000	7.8522	-		-	8.3522
0.0000	7.8532	-		-	8.3532
0.0000	7.8542	-		-	8.3542

0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542
0.0000	7.8542	-		-	8.3542

	Forward + 100					Fo
Balance	Carry Forward	AFC	Bond UnCapped Rate	Balance	Carry Forward	AFC
1,113,082,000.00	0.1824	5.5277	5.7100	1,113,082,000.00	0.2114	5.9986
1,084,442,845.44	0.1889	5.7615	5.9504	1,084,442,845.44	0.1770	6.2734
1,056,495,307.18	0.1225	5.8947	6.0172	1,056,496,017.99	0.0799	6.4374
1,029,211,977.51	0.1307	5.9697	6.1004	1,029,213,355.15	0.0885	6.5120
1,002,578,978.08	0.1386	6.0569	6.1955	1,002,581,276.95	0.0977	6.5978
976,578,963.93	0.1383	6.1273	6.2656	976,582,126.40	0.0998	6.6658
951,196,894.73	-	6.4623	6.3384	951,200,877.65	-	6.9983
926,418,044.98	-	6.4176	6.2988	926,422,798.86	-	6.9512
902,228,081.18	-	6.4381	6.3207	902,233,558.91	-	6.9693
878,612,939.35	-	6.4506	6.3401	878,619,101.95	-	6.9793
855,558,985.19	-	6.4569	6.3545	855,565,793.70	-	6.9831
833,052,865.22	-	6.8641	6.3704	833,060,284.18	-	7.3880
811,093,539.78	-	6.8734	6.3831	811,101,561.32	-	7.3948
789,655,764.72	-	6.8889	6.3944	789,664,354.91	-	7.4077
768,727,166.27	-	6.8988	6.4097	768,736,291.91	-	7.4151
748,295,653.44	-	6.9097	6.4261	748,305,282.90	-	7.4234
728,349,424.97	-	6.9232	6.4453	728,359,527.93	-	7.4344
708,876,958.51	-	6.9452	6.4642	708,887,505.99	-	7.4538
689,867,008.02	-	6.9924	6.5213	689,877,972.12	-	7.4983
671,308,589.32	-	6.9797	6.5075	671,319,943.58	-	7.4829
653,190,996.83	-	6.9748	6.4987	653,202,714.76	-	7.4753
635,503,734.49	-	6.9797	6.5113	635,515,793.04	-	7.4776
618,236,587.04	-	7.0072	6.5212	618,248,964.06	-	7.5084
601,382,832.67	-	7.1218	6.5304	601,396,143.05	-	7.4939
584,931,404.58	-	7.1295	6.5174	584,947,449.92	-	7.5029
568,870,689.19	-	7.1347	6.5238	568,889,346.43	-	7.5084
553,191,354.38	-	7.1412	6.5314	553,212,496.35	-	7.5152
537,884,354.35	-	7.1478	6.5389	537,907,857.85	-	7.5220
522,940,851.29	-	7.1550	6.5465	522,966,597.47	-	7.5313
508,352,258.70	-	7.1699	6.5540	508,380,129.70	-	7.5555
494,110,115.58	-	7.1766	6.5616	494,140,004.63	-	7.5625
480,206,192.46	-	7.1832	6.5691	480,237,993.01	-	7.5694
466,632,460.34	-	7.1898	6.5767	466,666,069.73	-	7.5764
453,381,081.60	-	7.1965	6.5843	453,416,400.88	-	7.5834
440,444,404.71	-	7.2051	6.5918	440,481,338.51	-	7.5924
427,815,009.19	-	7.8085	6.5994	427,853,461.83	-	8.2448
415,415,471.80	-	7.8205	6.6080	415,461,911.54	-	8.2586
415,415,471.80	-	7.7712	6.6178	415,461,911.54	-	8.2078
408,255,649.80	-	7.7710	6.6277	408,058,269.02	-	8.2077
398,464,094.97	-	7.7708	6.6375	398,272,623.00	-	8.2075
388,906,093.68	-	7.7718	6.6473	388,720,230.41	-	8.2087
379,576,129.76	-	7.7983	6.6572	379,395,582.27	-	8.2372
370,468,789.66	-	7.7985	6.6671	370,293,312.58	-	8.2376
361,578,719.65	-	7.7986	6.6769	361,408,041.44	-	8.2377
352,900,735.50	-	7.7988	6.6868	352,734,595.00	-	8.2380
344,429,787.02	-	7.7991	6.6967	344,267,932.38	-	8.2383
336,160,944.11	-	7.8007	6.7066	336,003,132.54	-	8.2399
328,089,435.09	-	7.8918	6.7165	327,935,429.53	-	8.4109

320,211,837.35	-	7.8928	6.7268	320,061,521.06	-	8.4119
312,522,193.51	-	7.8937	6.7374	312,375,344.22	-	8.4128
305,016,018.45	-	7.8947	6.7478	304,872,422.66	-	8.4138
297,688,943.20	-	7.8958	6.7580	297,548,395.27	-	8.4149
290,536,702.63	-	7.8982	6.7680	290,399,004.49	-	8.4173
283,555,169.32	-	7.9164	6.7777	283,420,127.73	-	8.4355
276,740,270.43	-	7.9182	6.7873	276,607,699.89	-	8.4373
270,088,014.58	-	7.9198	6.7967	269,957,738.20	-	8.4389
263,594,519.88	-	7.9215	6.8059	263,466,368.01	-	8.4406
257,256,004.80	-	7.9234	6.8149	257,129,814.26	-	8.4425
251,068,777.72	-	7.9264	6.8237	250,944,391.64	-	8.4454
245,029,200.79	-	8.0093	6.8323	244,906,471.55	-	8.5284
239,072,527.06	-	8.0115	6.8412	238,956,158.86	-	8.5306
233,258,663.39	-	8.0137	6.8505	233,148,329.81	-	8.5328
227,584,607.45	-	8.0160	6.8597	227,479,960.73	-	8.5351
222,047,011.41	-	8.0184	6.8691	221,947,716.34	-	8.5375
216,642,607.29	-	8.0220	6.8784	216,548,340.83	-	8.5411
211,368,231.40	-	8.0403	6.8877	211,278,680.55	-	8.5595
206,221,269.30	-	8.0434	6.8971	206,136,099.85	-	8.5625
201,198,139.74	-	8.0462	6.9064	201,117,064.26	-	8.5654
196,295,867.05	-	8.0492	6.9158	196,218,609.39	-	8.5683
191,497,508.31	-	8.0522	6.9252	191,424,870.51	-	8.5714
186,814,877.83	-	8.0563	6.9346	186,746,553.98	-	8.5755
182,245,221.27	-	8.1414	6.9440	182,180,915.41	-	8.6606
177,786,963.52	-	8.1448	6.9534	177,726,322.58	-	8.6641
173,436,251.61	-	8.1481	6.9628	173,379,006.30	-	8.6673
169,190,495.74	-	8.1513	6.9723	169,136,387.59	-	8.6706
165,047,176.39	-	8.1546	6.9817	164,995,956.84	-	8.6738
161,003,834.21	-	8.1589	6.9912	160,955,264.36	-	8.6781
157,058,089.39	-	8.1780	7.0007	157,011,938.35	-	8.6973
153,207,987.44	-	8.1815	7.0102	153,164,009.56	-	8.7008
149,450,819.28	-	8.1847	7.0197	149,408,803.73	-	8.7040
145,784,345.81	-	8.1879	7.0292	145,744,090.59	-	8.7072
142,206,388.82	-	8.1910	7.0387	142,167,700.06	-	8.7103
138,714,463.68	-	8.1951	7.0483	138,677,181.14	-	8.7145
135,306,890.34	-	8.2885	7.0578	135,270,833.15	-	8.8079
131,982,584.13	-	8.2918	7.0688	131,947,526.20	-	8.8112
128,738,564.84	-	8.2948	7.0813	128,704,343.84	-	8.8142
125,572,898.88	-	8.2979	7.0935	125,539,359.56	-	8.8173
122,483,706.07	-	8.3009	7.1056	122,450,699.66	-	8.8203
119,469,148.17	-	8.3051	7.1174	119,436,532.32	-	8.8245
116,527,454.26	-	8.3274	7.1289	116,495,091.48	-	8.8466
113,657,232.14	-	8.3305	7.1403	113,624,970.48	-	8.8498
110,791,808.17	-	8.3335	7.1513	110,763,920.64	-	8.8528
107,996,752.22	-	8.3364	7.1621	107,972,914.77	-	8.8557
105,270,353.03	-	8.3393	7.1726	105,250,254.08	-	8.8585
102,610,940.82	-	8.3432	7.1829	102,594,280.90	-	8.8624
100,016,904.30	-	8.4359	7.1929	100,003,394.63	-	8.9545
97,488,371.60	-	8.4388	7.2027	97,477,642.69	-	8.9575
95,021,977.03	0.3409	8.4414	8.7822	95,013,768.37	-	8.9601
92,616,204.10	0.3455	8.4460	8.7915	92,610,265.84	0.3289	8.9626
90,269,578.01	0.3438	8.4567	8.8005	90,265,670.41	0.3276	8.9729

87,980,659.60	0.3407	8.4687	8.8093	87,978,552.63	0.3241	8.9852
85,748,058.15	0.3233	8.4946	8.8179	85,747,530.49	0.3068	9.0111
83,570,610.08	0.3200	8.5062	8.8261	83,571,438.58	0.3031	9.0231
81,446,750.44	0.3164	8.5177	8.8342	81,448,732.93	0.2991	9.0350
79,375,170.77	0.3125	8.5295	8.8419	79,378,113.79	0.2947	9.0472
77,354,598.02	0.3080	8.5414	8.8494	77,358,316.32	0.2897	9.0596
75,383,789.89	0.3023	8.5544	8.8567	75,388,106.18	0.2836	9.0731
73,461,544.06	0.2325	8.6313	8.8638	73,466,288.22	0.2138	9.1500
71,587,601.45	0.2262	8.6442	8.8704	71,592,565.17	0.2070	9.1634
69,759,831.97	0.2197	8.6572	8.8770	69,764,862.76	0.2000	9.1769
67,977,107.91	0.2129	8.6705	8.8834	67,982,060.25	0.1927	9.1907
66,238,331.72	0.2052	8.6840	8.8892	66,243,066.70	0.1844	9.2048
64,542,432.48	0.1966	8.6985	8.8951	64,546,817.55	0.1753	9.2198
62,888,371.62	0.1782	8.7225	8.9006	62,892,280.09	0.1567	9.2439
61,275,233.31	0.1686	8.7371	8.9057	61,278,539.36	0.1466	9.2591
59,701,907.84	0.1590	8.7519	8.9109	59,704,497.05	0.1364	9.2744
58,167,422.16	0.1487	8.7670	8.9157	58,169,185.73	0.1255	9.2901
56,670,829.03	0.1377	8.7824	8.9201	56,671,663.51	0.1139	9.3062
55,211,203.89	0.1255	8.7988	8.9243	55,211,010.98	0.1011	9.3232
53,787,649.89	0.0578	8.8706	8.9284	53,786,336.05	0.0332	9.3952
52,392,860.50	0.0480	8.8874	8.9354	52,390,738.34	0.0227	9.4127
51,032,393.24	0.0403	8.9047	8.9450	51,029,376.50	0.0144	9.4307
49,705,682.96	0.0317	8.9226	8.9543	49,701,673.18	0.0050	9.4493
48,411,904.86	0.0223	8.9410	8.9633	48,406,808.50	-	9.4684
47,150,252.01	0.0111	8.9607	8.9718	47,143,980.34	-	9.4888
45,919,944.41	-	8.9943	8.9800	45,912,413.06	-	9.5226
44,720,326.97	-	9.0143	8.9877	44,711,451.08	-	9.5434
43,550,525.87	-	9.0346	8.9951	43,540,230.46	-	9.5645
42,409,807.88	-	9.0554	9.0022	42,398,022.26	-	9.5861
41,297,459.76	-	9.0768	9.0088	41,284,117.24	-	9.6082
40,212,785.60	-	9.0995	9.0151	40,197,823.37	-	9.6317
39,155,111.60	-	9.1792	9.0210	39,138,470.35	-	9.7118
38,124,227.47	-	9.2026	9.0265	38,105,833.02	-	9.7361
37,119,008.62	-	9.2265	9.0316	37,098,810.00	-	9.7609
36,138,823.78	-	9.2511	9.0365	36,116,773.37	-	9.7864
35,183,058.47	-	9.2764	9.0407	35,159,111.81	-	9.8126
34,251,113.25	-	9.3029	9.0448	34,225,228.92	-	9.8401
33,342,405.97	-	9.3368	9.0484	33,314,545.34	-	9.8748
32,456,407.93	-	9.3645	9.0515	32,426,533.53	-	9.9035
31,592,515.80	-	9.3929	9.0545	31,560,594.73	-	9.9330
30,750,185.59	-	9.4222	9.0570	30,716,187.58	-	9.9633
29,928,887.49	-	9.4523	9.0591	29,892,784.76	-	9.9946
29,128,104.37	-	9.4837	9.0608	29,089,871.55	-	10.0272
28,347,333.58	-	9.5546	9.0621	28,306,947.52	-	10.0989
27,586,309.44	-	9.5879	9.0663	27,543,740.94	-	10.1335
26,844,313.04	-	9.6224	9.0741	26,799,543.84	-	10.1693
26,120,876.95	-	9.6584	9.0817	26,073,890.78	-	10.2065
25,415,546.08	-	9.6955	9.0888	25,366,328.55	-	10.2450
24,727,874.74	-	9.7346	9.0957	24,676,413.31	-	10.2855
24,057,431.41	-	9.7863	9.1023	24,003,715.21	-	10.3381
23,403,843.68	-	9.8276	9.1084	23,347,861.70	-	10.3808
22,766,640.70	-	9.8700	9.1142	22,708,385.63	-	10.4248

22,145,417.75	-	9.9140	9.1198	22,084,883.87	-	10.4702
21,482,410.18	-	9.9594	9.1249	21,476,964.11	-	10.5173
20,786,961.99	-	10.0071	9.1298	20,780,961.75	-	10.5666
20,108,980.83	-	10.1033	9.1342	20,100,286.42	-	10.6639
19,448,268.40	-	10.1542	9.1384	19,436,872.09	-	10.7165
18,804,158.21	-	10.2068	9.1422	18,790,061.77	-	10.7709
18,176,239.98	-	10.2614	9.1456	18,159,446.61	-	10.8272
17,564,114.09	-	10.3180	9.1488	17,544,628.29	-	10.8857
16,967,390.63	-	10.3772	9.1516	16,945,218.17	-	10.9468
16,385,690.84	-	10.4438	9.1540	16,360,838.62	-	11.0151
15,818,663.55	-	10.5073	9.1561	15,791,139.00	-	11.0805
15,265,924.52	-	10.5732	9.1579	15,235,736.86	-	11.1485
14,727,120.28	-	10.6418	9.1594	14,694,279.77	-	11.2191
14,201,906.34	-	10.7131	9.1603	14,166,424.21	-	11.2926
13,689,946.61	-	10.7875	9.1612	13,651,835.02	-	11.3692
13,190,913.62	-	10.8730	9.1617	13,150,185.60	-	11.4568
12,704,515.54	-	10.9537	9.1615	12,661,184.19	-	11.5398
12,230,410.52	-	11.0378	9.1614	12,184,490.54	-	11.6262
11,768,294.00	-	11.1255	9.1610	11,719,800.86	-	11.7163
11,317,869.16	-	11.2171	9.1597	11,266,819.02	-	11.8104
10,878,846.36	-	11.3126	9.1586	10,825,256.06	-	11.9084
10,450,942.48	-	11.4099	9.1571	10,394,829.48	-	12.0084
10,033,874.88	-	11.5144	9.1548	9,975,257.42	-	12.1156
9,627,382.29	-	11.6239	9.1528	9,566,278.95	-	12.2277
9,231,202.40	-	11.7387	9.1502	9,167,632.28	-	12.3452
8,845,079.39	-	11.8590	9.1471	8,779,062.07	-	12.4683
8,468,763.55	-	11.9849	9.1438	8,400,319.07	-	12.5970
8,102,010.56	-	12.1049	9.1401	8,031,159.39	-	12.7203
7,744,554.47	-	12.2441	9.1394	7,671,318.14	-	12.8623
7,396,193.92	-	12.3908	9.1415	7,320,593.61	-	13.0121
7,056,703.59	-	12.5458	9.1437	6,978,760.78	-	13.1700
6,725,863.48	-	12.7091	9.1457	6,645,599.95	-	13.3363
6,403,458.37	-	12.8818	9.1475	6,320,896.20	-	13.5120
6,089,278.61	-	13.0679	9.1494	6,004,440.12	-	13.7009
5,783,125.91	-	13.2609	9.1510	5,696,033.53	-	13.8968
5,484,793.36	-	13.4652	9.1527	5,395,469.91	-	14.1041
5,194,085.90	-	13.6820	9.1541	5,102,554.38	-	14.3238
4,910,813.47	-	13.9124	9.1553	4,817,097.06	-	14.5569
4,634,790.59	-	14.1578	9.1567	4,538,912.63	-	14.8048
4,365,836.69	-	14.4356	9.1578	4,267,820.65	-	15.0847
4,103,799.56	-	14.7148	9.1586	4,003,668.57	-	15.3661
3,848,481.36	-	15.0134	9.1597	3,746,259.14	-	15.6665
3,599,714.14	-	15.3336	9.1605	3,495,424.50	-	15.9881
3,357,334.22	-	15.6774	9.1610	3,251,001.05	-	16.3328
3,121,181.91	-	16.0477	9.1617	3,012,829.13	-	16.7034
2,891,101.56	-	16.4490	9.1621	2,780,753.13	-	17.1041
2,666,942.96	-	16.8814	9.1624	2,554,622.84	-	17.5350
2,448,555.99	-	17.3507	9.1626	2,334,288.17	-	18.0016
2,235,796.09	-	17.8615	9.1627	2,119,604.54	-	18.5082
2,028,522.25	-	18.4197	9.1626	1,910,430.96	-	19.0602
1,826,596.98	-	19.0316	9.1625	1,706,629.90	-	19.6635
1,629,886.13	-	19.7028	9.1623	1,508,067.14	-	20.3230

1,438,256.80	-	20.4474	9.1618	1,314,609.79	-	21.0520
1,251,583.59	-	21.2749	9.1614	1,126,132.34	-	21.8589
1,069,742.02	-	22.1997	9.1610	942,510.24	-	22.7566
892,610.71	-	23.2396	9.1601	763,622.04	-	23.7608
720,071.30	-	24.4167	9.1593	589,349.27	-	24.8912
552,008.15	-	25.7562	9.1585	419,576.20	-	26.1694
388,306.72	-	27.3029	9.1572	254,188.23	-	27.6344
228,859.30	-	29.1023	9.1563	92,221.21	-	29.3244
72,291.71	-	31.2212	9.1550	-	-	31.2949
-	-	33.7517	9.1535	-	-	33.6210
-	-	36.8246	9.1521	-	-	36.4066
-	-	40.5760	9.1505	-	-	39.7484
-	-	45.4145	9.1487	-	-	43.9709
-	-	51.7739	9.1469	-	-	49.3726
-	-	60.5008	9.1449	-	-	56.5243
-	-	73.2134	9.1429	-	-	66.4362
-	-	93.4388	9.1408	-	-	81.0801
-	-	130.5661	9.1385	-	-	104.8630
-	-	221.3115	9.1360	-	-	150.3860
-	-	779.8059	9.1335	-	-	272.0838
-	-	-	9.1310	-	-	1,637.2614
-	-	-	9.1281	-	-	-
-	-	-	9.1254	-	-	-
-	-	-	9.1225	-	-	-
-	-	-	9.1191	-	-	-
-	-	-	9.1161	-	-	-
-	-	-	9.1129	-	-	-
-	-	-	9.1092	-	-	-
-	-	-	9.1060	-	-	-
-	-	-	9.1023	-	-	-
-	-	-	9.0984	-	-	-
-	-	-	9.0946	-	-	-
-	-	-	9.0906	-	-	-
-	-	-	9.0866	-	-	-
-	-	-	9.0823	-	-	-
-	-	-	9.0780	-	-	-
-	-	-	9.0745	-	-	-
-	-	-	9.0722	-	-	-
-	-	-	9.0699	-	-	-
-	-	-	9.0673	-	-	-
-	-	-	9.0651	-	-	-
-	-	-	9.0627	-	-	-
-	-	-	9.0602	-	-	-
-	-	-	9.0579	-	-	-
-	-	-	9.0557	-	-	-
-	-	-	9.0531	-	-	-
-	-	-	9.0509	-	-	-
-	-	-	9.0486	-	-	-
-	-	-	9.0462	-	-	-
-	-	-	9.0439	-	-	-
-	-	-	9.0415	-	-	-
-	-	-	9.0392	-	-	-

-	-	9.0370	-	-
-	-	9.0346	-	-
-	-	9.0323	-	-
-	-	9.0300	-	-
-	-	9.0278	-	-
-	-	9.0253	-	-
-	-	9.0233	-	-
-	-	9.0210	-	-
-	-	9.0186	-	-
-	-	9.0163	-	-
-	-	9.0143	-	-
-	-	9.0118	-	-
-	-	9.0097	-	-
-	-	9.0075	-	-
-	-	9.0051	-	-
-	-	9.0030	-	-
-	-	9.0008	-	-
-	-	8.9986	-	-
-	-	8.9963	-	-
-	-	8.9941	-	-
-	-	8.9919	-	-
-	-	8.9897	-	-
-	-	8.9876	-	-
-	-	8.9854	-	-
-	-	8.9831	-	-
-	-	8.9811	-	-
-	-	8.9788	-	-
-	-	8.9767	-	-
-	-	8.9746	-	-
-	-	8.9723	-	-
-	-	8.9703	-	-
-	-	8.9682	-	-
-	-	8.9660	-	-
-	-	8.9639	-	-
-	-	8.9618	-	-
-	-	8.9596	-	-
-	-	8.9576	-	-
-	-	8.9554	-	-
-	-	8.9534	-	-
-	-	8.9513	-	-
-	-	8.9492	-	-
-	-	8.9471	-	-
-	-	8.9451	-	-
-	-	8.9430	-	-
-	-	8.9399	-	-
-	-	8.9360	-	-
-	-	8.9324	-	-
-	-	8.9283	-	-
-	-	8.9247	-	-
-	-	8.9212	-	-
-	-	8.9175	-	-
-	-	8.9142	-	-

-	-	8.9109	-	-
-	-	8.9075	-	-
-	-	8.9043	-	-
-	-	8.9013	-	-
-	-	8.8983	-	-
-	-	8.8953	-	-
-	-	8.8925	-	-
-	-	8.8898	-	-
-	-	8.8871	-	-
-	-	8.8846	-	-
-	-	8.8820	-	-
-	-	8.8796	-	-
-	-	8.8774	-	-
-	-	8.8750	-	-
-	-	8.8730	-	-
-	-	8.8710	-	-
-	-	8.8689	-	-
-	-	8.8671	-	-
-	-	8.8653	-	-
-	-	8.8635	-	-
-	-	8.8619	-	-
-	-	8.8604	-	-
-	-	8.8589	-	-
-	-	8.8576	-	-
-	-	8.8563	-	-
-	-	8.8551	-	-
-	-	8.8540	-	-
-	-	8.8530	-	-
-	-	8.8520	-	-
-	-	8.8512	-	-
-	-	8.8504	-	-
-	-	8.8497	-	-
-	-	8.8491	-	-
-	-	8.8486	-	-
-	-	8.8482	-	-
-	-	8.8479	-	-
-	-	8.8476	-	-
-	-	8.8475	-	-
-	-	8.8474	-	-
-	-	8.8474	-	-
-	-	8.8475	-	-
-	-	8.8477	-	-
-	-	8.8479	-	-
-	-	8.8483	-	-
-	-	8.8487	-	-
-	-	8.8493	-	-
-	-	8.8499	-	-
-	-	8.8506	-	-
-	-	8.8514	-	-
-	-	8.8522	-	-
-	-	8.8532	-	-
-	-	8.8542	-	-

-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-
-		-	8.8542	-	-

| Forward + 150 | | | Forward + 200 | | | |
Bond UnCapped Rate	Balance	Carry Forward	AFC	Bond UnCapped Rate	Balance	Carry Forward
6.2100	1,113,082,000.00	0.2405	6.4695	6.7100	1,113,082,000.00	0.2987
6.4504	1,084,442,845.44	0.1652	6.7852	6.9504	1,084,442,845.44	0.1414
6.5172	1,056,496,669.30	0.0372	6.9800	7.0172	1,056,497,264.70	-
6.6004	1,029,214,617.49	0.0462	7.0542	7.1004	1,029,215,771.50	-
6.6955	1,002,583,383.49	0.0569	7.1387	7.1955	1,002,585,309.43	-
6.7656	976,585,024.40	0.0614	7.2043	7.2656	976,587,674.09	-
6.8384	951,204,522.50	-	7.5344	7.3384	951,207,850.41	-
6.7988	926,427,145.57	-	7.4848	7.2988	926,431,110.90	-
6.8207	902,238,564.66	-	7.5004	7.3207	902,243,128.58	-
6.8401	878,624,731.47	-	7.5080	7.3401	878,629,862.15	-
6.8545	855,572,011.69	-	7.5093	7.3545	855,577,677.23	-
6.8704	833,067,058.59	-	7.9117	7.3704	833,073,230.07	-
6.8831	811,108,882.92	-	7.9160	7.3831	811,115,540.90	-
6.8944	789,672,193.11	-	7.9264	7.3944	789,679,310.51	-
6.9097	768,744,616.74	-	7.9312	7.4097	768,752,166.98	-
6.9261	748,314,065.82	-	7.9370	7.4261	748,322,023.62	-
6.9453	728,368,741.58	-	7.9453	7.4453	728,377,082.67	-
6.9642	708,897,124.22	-	7.9621	7.4642	708,905,825.43	-
7.0213	689,887,969.76	-	8.0040	7.5213	689,897,008.74	-
7.0075	671,330,296.73	-	7.9860	7.5075	671,339,652.32	-
6.9987	653,213,399.46	-	7.9757	7.4987	653,223,050.37	-
7.0113	635,526,788.55	-	7.9752	7.5113	635,536,716.46	-
7.0212	618,260,250.40	-	8.0035	7.5212	618,270,437.66	-
7.0304	601,408,156.65	-	8.0574	7.5304	601,418,603.10	-
7.0174	584,961,799.26	-	8.0622	7.5174	584,974,021.39	-
7.0238	568,905,925.11	-	8.0704	7.5238	568,919,837.09	-
7.0314	553,231,196.35	-	8.0885	7.5314	553,246,715.95	-
7.0389	537,928,574.47	-	8.1063	7.5389	537,945,621.91	-
7.0465	522,989,229.71	-	8.1338	7.5465	523,007,728.06	-
7.0540	508,404,691.44	-	8.1755	7.5540	508,425,025.88	-
7.0616	494,166,463.01	-	8.1853	7.5616	494,188,594.67	-
7.0691	480,266,251.98	-	8.2019	7.5691	480,290,097.16	-
7.0767	466,696,034.61	-	8.2182	7.5767	466,721,505.78	-
7.0843	453,447,980.38	-	8.2271	7.5843	453,474,993.10	-
7.0918	440,514,444.59	-	8.2449	7.5918	440,542,917.40	-
7.0994	427,888,006.02	-	8.6665	7.5994	427,917,856.97	-
7.1080	415,498,011.73	-	8.6821	7.6080	415,529,154.15	-
7.1178	415,498,011.73	-	8.6300	7.6178	415,529,154.15	-
7.1277	407,830,591.20	-	8.6299	7.6277	407,624,660.76	-
7.1375	398,046,127.64	-	8.6298	7.6375	397,841,186.49	-
7.1473	388,494,847.35	-	8.6311	7.6473	388,290,837.05	-
7.1572	379,171,240.69	-	8.6751	7.6572	378,968,101.88	-
7.1671	370,069,994.76	-	8.6755	7.6671	369,867,860.28	-
7.1769	361,185,681.88	-	8.6757	7.6769	360,984,490.61	-
7.1868	352,513,131.27	-	8.6761	7.6868	352,312,824.88	-
7.1967	344,047,304.30	-	8.6765	7.6967	343,847,826.55	-
7.2066	335,783,282.11	-	8.6784	7.7066	335,584,578.76	-
7.2165	327,716,298.05	-	8.9292	7.7165	327,518,314.14	-

7.2268	319,847,000.57	–	8.9302	7.7268	319,653,363.66	–
7.2374	312,165,201.49	–	8.9310	7.7374	311,975,695.63	–
7.2478	304,666,433.13	–	8.9321	7.7478	304,480,850.34	–
7.2580	297,346,342.22	–	8.9332	7.7580	297,164,481.67	–
7.2680	290,200,678.80	–	8.9356	7.7680	290,022,346.61	–
7.2777	283,225,325.21	–	8.9532	7.7777	283,050,331.93	–
7.2873	276,416,224.03	–	8.9550	7.7873	276,244,387.29	–
7.2967	269,769,401.03	–	8.9566	7.7967	269,600,546.31	–
7.3059	263,280,988.78	–	8.9583	7.8059	263,114,948.20	–
7.3149	256,947,218.75	–	8.9602	7.8149	256,783,830.40	–
7.3237	250,764,411.93	–	8.9631	7.8237	250,603,519.67	–
7.3323	244,728,948.72	–	9.0455	7.8323	244,570,404.68	–
7.3412	238,785,452.99	–	9.0478	7.8412	238,633,264.68	–
7.3505	232,984,118.48	–	9.0500	7.8505	232,837,989.82	–
7.3597	227,321,901.98	–	9.0523	7.8597	227,181,518.50	–
7.3691	221,795,480.17	–	9.0547	7.8691	221,660,538.27	–
7.3784	216,401,608.85	–	9.0583	7.8784	216,271,815.51	–
7.3877	211,137,143.97	–	9.0761	7.8877	211,012,214.84	–
7.3971	205,999,429.69	–	9.0791	7.8971	205,879,047.97	–
7.4064	200,984,976.13	–	9.0820	7.9064	200,868,880.34	–
7.4158	196,090,829.70	–	9.0850	7.9158	195,978,768.17	–
7.4252	191,302,133.64	–	9.0880	7.9252	191,194,795.32	–
7.4346	186,628,559.44	–	9.0921	7.9346	186,525,667.50	–
7.4440	182,067,372.18	–	9.1767	7.9440	181,968,658.35	–
7.4534	177,616,884.04	–	9.1802	7.9534	177,522,014.82	–
7.4628	173,273,406.89	–	9.1834	7.9628	173,182,137.87	–
7.4723	169,034,372.03	–	9.1867	7.9723	168,946,468.21	–
7.4817	164,897,279.36	–	9.1900	7.9817	164,812,514.36	–
7.4912	160,859,688.36	–	9.1943	7.9912	160,777,844.19	–
7.5007	156,919,234.93	–	9.2129	8.0007	156,840,100.53	–
7.5102	153,073,935.65	–	9.2164	8.0102	152,997,275.66	–
7.5197	149,321,149.58	–	9.2196	8.0197	149,246,770.93	–
7.5292	145,658,654.95	–	9.2228	8.0292	145,586,372.30	–
7.5387	142,084,289.47	–	9.2259	8.0387	142,013,924.58	–
7.5483	138,595,633.85	–	9.2301	8.0483	138,527,038.02	–
7.5578	135,190,968.17	–	9.3228	8.0578	135,123,974.46	–
7.5688	131,869,118.34	–	9.3261	8.0688	131,803,506.64	–
7.5813	128,627,229.95	–	9.3292	8.0813	128,562,850.13	–
7.5935	125,463,383.31	–	9.3322	8.0935	125,400,091.50	–
7.6056	122,375,710.95	–	9.3353	8.1056	122,313,368.89	–
7.6174	119,362,387.24	–	9.3395	8.1174	119,300,862.33	–
7.6289	116,421,650.82	–	9.3611	8.1289	116,360,814.53	–
7.6403	113,552,078.70	–	9.3642	8.1403	113,491,781.04	–
7.6513	110,695,597.65	–	9.3672	8.1513	110,639,626.96	–
7.6621	107,908,847.92	–	9.3699	8.1621	107,856,914.10	–
7.6726	105,190,142.53	–	9.3726	8.1726	105,141,966.26	–
7.6829	102,537,835.20	–	9.3764	8.1829	102,493,147.63	–
7.6929	99,950,335.38	–	9.4682	8.1929	99,908,876.58	–
7.7027	97,427,604.89	–	9.4710	8.2027	97,389,037.40	–
7.7122	94,966,499.70	–	9.4734	8.2122	94,930,588.73	–
9.2915	92,565,524.10	0.3157	9.4758	9.7915	92,532,044.12	0.3504
9.3005	90,223,222.89	0.3170	9.4835	9.8005	90,191,957.11	0.3548

9.3093	87,938,175.82	0.3132	9.4961	9.8093	87,908,915.95	0.3526	
9.3179	85,709,009.10	0.2957	9.5221	9.8179	85,681,554.11	0.3373	
9.3261	83,534,550.15	0.2917	9.5344	9.8261	83,508,696.02	0.3339	
9.3342	81,413,280.54	0.2875	9.5467	9.8342	81,388,843.25	0.3303	
9.3419	79,343,908.75	0.2827	9.5592	9.8419	79,320,711.88	0.3260	
9.3494	77,325,177.73	0.2774	9.5720	9.8494	77,303,052.05	0.3212	
9.3567	75,355,860.67	0.2710	9.5858	9.8567	75,334,643.86	0.3158	
9.3638	73,434,769.19	0.2009	9.6629	9.8638	73,414,305.06	0.2474	
9.3704	71,561,564.53	0.1938	9.6767	9.8704	71,541,659.21	0.2405	
9.3770	69,734,230.87	0.1864	9.6905	9.8770	69,714,743.93	0.2334	
9.3834	67,951,654.09	0.1787	9.7047	9.8834	67,932,451.22	0.2258	
9.3892	66,212,749.52	0.1700	9.7192	9.8892	66,193,702.20	0.2172	
9.3951	64,516,458.64	0.1604	9.7347	9.8951	64,497,443.95	0.2082	
9.4006	62,861,754.27	0.1414	9.7592	9.9006	62,842,654.27	0.1902	
9.4057	61,247,719.03	0.1309	9.7749	9.9057	61,228,415.97	0.1795	
9.4109	59,673,268.86	0.1202	9.7907	9.9109	59,653,655.77	0.1687	
9.4157	58,137,441.71	0.1088	9.8069	9.9157	58,117,416.60	0.1571	
9.4201	56,639,300.78	0.0966	9.8235	9.9201	56,618,766.36	0.1446	
9.4243	55,177,931.56	0.0833	9.8410	9.9243	55,156,795.12	0.1314	
9.4284	53,752,446.47	0.0149	9.9135	9.9284	53,730,619.39	0.0636	
9.4354	52,356,326.85	0.0038	9.9316	9.9354	52,334,057.19	0.0519	
9.4450	50,994,356.97	-	9.9501	9.9450	50,971,563.75	0.0423	
9.4543	49,665,947.90	-	9.9694	9.9543	49,642,539.09	0.0317	
9.4633	48,370,284.44	-	9.9891	9.9633	48,346,172.38	0.0201	
9.4718	47,106,569.09	-	10.0102	9.9718	47,081,670.43	0.0074	
9.4800	45,874,030.31	-	10.0446	9.9800	45,848,265.43	-	
9.4877	44,672,008.39	-	10.0661	9.9877	44,645,296.51	-	
9.4951	43,499,652.68	-	10.0879	9.9951	43,471,922.73	-	
9.5022	42,356,238.31	-	10.1103	10.0022	42,327,423.02	-	
9.5088	41,241,059.76	-	10.1333	10.0088	41,211,095.56	-	
9.5151	40,153,428.56	-	10.1576	10.0151	40,122,255.48	-	
9.5210	39,092,677.79	-	10.2384	10.0210	39,060,238.85	-	
9.5265	38,058,565.06	-	10.2636	10.0265	38,024,788.22	-	
9.5316	37,050,014.42	-	10.2893	10.0316	37,014,850.26	-	
9.5365	36,066,401.17	-	10.3158	10.0365	36,029,803.25	-	
9.5407	35,107,117.06	-	10.3430	10.0407	35,069,041.73	-	
9.5448	34,171,568.61	-	10.3714	10.0448	34,131,974.93	-	
9.5484	33,259,179.18	-	10.4071	10.0484	33,218,028.66	-	
9.5515	32,369,420.94	-	10.4368	10.0515	32,326,675.81	-	
9.5545	31,501,701.04	-	10.4674	10.0545	31,457,327.97	-	
9.5570	30,655,480.66	-	10.4988	10.0570	30,609,448.68	-	
9.5591	29,830,234.87	-	10.5312	10.0591	29,782,515.26	-	
9.5608	29,025,451.30	-	10.5650	10.0608	28,976,017.45	-	
9.5621	28,240,631.67	-	10.6378	10.0621	28,189,458.97	-	
9.5663	27,475,497.13	-	10.6736	10.0663	27,422,554.49	-	
9.5741	26,729,351.63	-	10.7106	10.0741	26,674,618.90	-	
9.5817	26,001,731.66	-	10.7492	10.0817	25,945,190.50	-	
9.5888	25,292,185.83	-	10.7890	10.0888	25,233,819.58	-	
9.5957	24,600,272.10	-	10.8308	10.0957	24,540,065.80	-	
9.6023	23,925,562.25	-	10.8847	10.1023	23,863,502.36	-	
9.6084	23,267,681.78	-	10.9288	10.1084	23,203,754.05	-	
9.6142	22,626,169.01	-	10.9742	10.1142	22,560,363.24	-	

9.6198	22,000,622.39	-	11.0212	10.1198	21,932,929.84	-
9.6249	21,390,651.04	-	11.0698	10.1249	21,321,064.34	-
9.6298	20,750,040.79	-	11.1208	10.1298	20,724,386.65	-
9.6342	20,066,937.90	-	11.2192	10.1342	20,043,717.18	-
9.6384	19,401,083.78	-	11.2735	10.1384	19,375,605.57	-
9.6422	18,751,832.43	-	11.3296	10.1422	18,724,094.37	-
9.6456	18,118,776.37	-	11.3878	10.1456	18,088,777.38	-
9.6488	17,501,518.56	-	11.4480	10.1488	17,469,258.80	-
9.6516	16,899,671.61	-	11.5110	10.1516	16,865,152.38	-
9.6540	16,312,859.00	-	11.5808	10.1540	16,276,082.66	-
9.6561	15,740,729.89	-	11.6483	10.1561	15,701,698.07	-
9.6579	15,182,904.23	-	11.7184	10.1579	15,141,621.63	-
9.6594	14,639,030.64	-	11.7911	10.1594	14,595,502.94	-
9.6603	14,108,766.58	-	11.8668	10.1603	14,063,000.35	-
9.6612	13,591,777.79	-	11.9456	10.1612	13,543,780.51	-
9.6617	13,087,738.55	-	12.0355	10.1617	13,037,518.49	-
9.6615	12,596,356.97	-	12.1208	10.1615	12,543,922.09	-
9.6614	12,117,294.62	-	12.2097	10.1614	12,062,654.84	-
9.6610	11,650,248.47	-	12.3023	10.1610	11,593,414.40	-
9.6597	11,194,923.10	-	12.3990	10.1597	11,135,906.02	-
9.6586	10,751,030.20	-	12.4996	10.1586	10,689,842.04	-
9.6571	10,318,287.94	-	12.6025	10.1571	10,254,941.24	-
9.6548	9,896,415.50	-	12.7125	10.1548	9,830,924.00	-
9.6528	9,485,152.03	-	12.8275	10.1528	9,417,529.33	-
9.6502	9,084,236.27	-	12.9479	10.1502	9,014,496.50	-
9.6471	8,693,413.38	-	13.0739	10.1471	8,621,571.14	-
9.6438	8,312,434.59	-	13.2057	10.1438	8,238,504.92	-
9.6401	7,941,056.46	-	13.3324	10.1401	7,865,054.88	-
9.6394	7,579,015.53	-	13.4777	10.1394	7,500,959.19	-
9.6415	7,226,109.38	-	13.6306	10.1415	7,146,014.45	-
9.6437	6,882,113.34	-	13.7918	10.1437	6,799,996.33	-
9.6457	6,546,808.03	-	13.9615	10.1457	6,462,685.76	-
9.6475	6,219,978.83	-	14.1405	10.1475	6,133,868.43	-
9.6494	5,901,416.63	-	14.3325	10.1494	5,813,335.50	-
9.6510	5,590,923.13	-	14.5319	10.1510	5,500,888.37	-
9.6527	5,288,292.45	-	14.7425	10.1527	5,196,322.03	-
9.6541	4,993,329.96	-	14.9656	10.1541	4,899,442.04	-
9.6553	4,705,845.97	-	15.2020	10.1553	4,610,058.94	-
9.6567	4,425,655.36	-	15.4533	10.1567	4,327,987.79	-
9.6578	4,152,577.84	-	15.7359	10.1578	4,053,048.45	-
9.6586	3,886,460.35	-	16.0203	10.1586	3,785,087.24	-
9.6597	3,627,106.49	-	16.3236	10.1597	3,523,908.73	-
9.6605	3,374,348.50	-	16.6477	10.1605	3,269,345.28	-
9.6610	3,128,022.87	-	16.9947	10.1610	3,021,233.49	-
9.6617	2,887,970.04	-	17.3671	10.1617	2,779,413.88	-
9.6621	2,654,034.45	-	17.7689	10.1621	2,543,730.97	-
9.6624	2,426,065.85	-	18.2003	10.1624	2,314,034.41	-
9.6626	2,203,914.29	-	18.6665	10.1626	2,090,174.48	-
9.6627	1,987,435.23	-	19.1716	10.1627	1,872,006.67	-
9.6626	1,776,487.69	-	19.7206	10.1626	1,659,390.02	-
9.6625	1,570,934.12	-	20.3192	10.1625	1,452,186.99	-
9.6623	1,370,640.32	-	20.9717	10.1623	1,250,263.40	-

9.6618	1,175,473.42	-	21.6908	10.1618	1,053,486.43	-
9.6614	985,307.82	-	22.4840	10.1614	861,730.39	-
9.6610	800,018.95	-	23.3631	10.1610	674,870.68	-
9.6601	619,485.29	-	24.3425	10.1601	492,785.78	-
9.6593	443,588.33	-	25.4398	10.1593	315,357.11	-
9.6585	272,212.27	-	26.6743	10.1585	142,218.10	-
9.6572	104,590.57	-	28.0806	10.1572	-	-
9.6563	-	-	29.6918	10.1563	-	-
9.6550	-	-	31.5557	10.1550	-	-
9.6535	-	-	33.7357	10.1535	-	-
9.6521	-	-	36.3181	10.1521	-	-
9.6505	-	-	39.3751	10.1505	-	-
9.6487	-	-	43.1778	10.1487	-	-
9.6469	-	-	47.9459	10.1469	-	-
9.6449	-	-	54.0976	10.1449	-	-
9.6429	-	-	62.3338	10.1429	-	-
9.6408	-	-	73.9234	10.1408	-	-
9.6385	-	-	91.4050	10.1385	-	-
9.6360	-	-	120.9088	10.1360	-	-
9.6335	-	-	181.1391	10.1335	-	-
9.6310	-	-	372.0904	10.1310	-	-
9.6281	-		-	10.1281	-	-
9.6254	-		-	10.1254	-	
9.6225	-		-	10.1225	-	
9.6191	-		-	10.1191	-	
9.6161	-		-	10.1161	-	
9.6129	-		-	10.1129	-	
9.6092	-		-	10.1092	-	
9.6060	-		-	10.1060	-	
9.6023	-		-	10.1023	-	
9.5984	-		-	10.0984	-	
9.5946	-		-	10.0946	-	
9.5906	-		-	10.0906	-	
9.5866	-		-	10.0866	-	
9.5823	-		-	10.0823	-	
9.5780	-		-	10.0780	-	
9.5745	-		-	10.0745	-	
9.5722	-		-	10.0722	-	
9.5699	-		-	10.0699	-	
9.5673	-		-	10.0673	-	
9.5651	-		-	10.0651	-	
9.5627	-		-	10.0627	-	
9.5602	-		-	10.0602	-	
9.5579	-		-	10.0579	-	
9.5557	-		-	10.0557	-	
9.5531	-		-	10.0531	-	
9.5509	-		-	10.0509	-	
9.5486	-		-	10.0486	-	
9.5462	-		-	10.0462	-	
9.5439	-		-	10.0439	-	
9.5415	-		-	10.0415	-	
9.5392	-		-	10.0392	-	

9.5370	-	-	10.0370	-
9.5346	-	-	10.0346	-
9.5323	-	-	10.0323	-
9.5300	-	-	10.0300	-
9.5278	-	-	10.0278	-
9.5253	-	-	10.0253	-
9.5233	-	-	10.0233	-
9.5210	-	-	10.0210	-
9.5186	-	-	10.0186	-
9.5163	-	-	10.0163	-
9.5143	-	-	10.0143	-
9.5118	-	-	10.0118	-
9.5097	-	-	10.0097	-
9.5075	-	-	10.0075	-
9.5051	-	-	10.0051	-
9.5030	-	-	10.0030	-
9.5008	-	-	10.0008	-
9.4986	-	-	9.9986	-
9.4963	-	-	9.9963	-
9.4941	-	-	9.9941	-
9.4919	-	-	9.9919	-
9.4897	-	-	9.9897	-
9.4876	-	-	9.9876	-
9.4854	-	-	9.9854	-
9.4831	-	-	9.9831	-
9.4811	-	-	9.9811	-
9.4788	-	-	9.9788	-
9.4767	-	-	9.9767	-
9.4746	-	-	9.9746	-
9.4723	-	-	9.9723	-
9.4703	-	-	9.9703	-
9.4682	-	-	9.9682	-
9.4660	-	-	9.9660	-
9.4639	-	-	9.9639	-
9.4618	-	-	9.9618	-
9.4596	-	-	9.9596	-
9.4576	-	-	9.9576	-
9.4554	-	-	9.9554	-
9.4534	-	-	9.9534	-
9.4513	-	-	9.9513	-
9.4492	-	-	9.9492	-
9.4471	-	-	9.9471	-
9.4451	-	-	9.9451	-
9.4430	-	-	9.9430	-
9.4399	-	-	9.9399	-
9.4360	-	-	9.9360	-
9.4324	-	-	9.9324	-
9.4283	-	-	9.9283	-
9.4247	-	-	9.9247	-
9.4212	-	-	9.9212	-
9.4175	-	-	9.9175	-
9.4142	-	-	9.9142	-

9.4109	-	-	9.9109	-
9.4075	-	-	9.9075	-
9.4043	-	-	9.9043	-
9.4013	-	-	9.9013	-
9.3983	-	-	9.8983	-
9.3953	-	-	9.8953	-
9.3925	-	-	9.8925	-
9.3898	-	-	9.8898	-
9.3871	-	-	9.8871	-
9.3846	-	-	9.8846	-
9.3820	-	-	9.8820	-
9.3796	-	-	9.8796	-
9.3774	-	-	9.8774	-
9.3750	-	-	9.8750	-
9.3730	-	-	9.8730	-
9.3710	-	-	9.8710	-
9.3689	-	-	9.8689	-
9.3671	-	-	9.8671	-
9.3653	-	-	9.8653	-
9.3635	-	-	9.8635	-
9.3619	-	-	9.8619	-
9.3604	-	-	9.8604	-
9.3589	-	-	9.8589	-
9.3576	-	-	9.8576	-
9.3563	-	-	9.8563	-
9.3551	-	-	9.8551	-
9.3540	-	-	9.8540	-
9.3530	-	-	9.8530	-
9.3520	-	-	9.8520	-
9.3512	-	-	9.8512	-
9.3504	-	-	9.8504	-
9.3497	-	-	9.8497	-
9.3491	-	-	9.8491	-
9.3486	-	-	9.8486	-
9.3482	-	-	9.8482	-
9.3479	-	-	9.8479	-
9.3476	-	-	9.8476	-
9.3475	-	-	9.8475	-
9.3474	-	-	9.8474	-
9.3474	-	-	9.8474	-
9.3475	-	-	9.8475	-
9.3477	-	-	9.8477	-
9.3479	-	-	9.8479	-
9.3483	-	-	9.8483	-
9.3487	-	-	9.8487	-
9.3493	-	-	9.8493	-
9.3499	-	-	9.8499	-
9.3506	-	-	9.8506	-
9.3514	-	-	9.8514	-
9.3522	-	-	9.8522	-
9.3532	-	-	9.8532	-
9.3542	-	-	9.8542	-

9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-
9.3542	-	-	9.8542	-

	Forward+ 300			Forward + 400		
		Bond				Bond
		UnCapped	Carry			UnCapped
AFC	Rate	Balance	Forward	AFC	Rate	Balance
7.4113	7.7100	1,113,082,000.00	0.3569	8.3532	8.71	1,113,082,000.00
7.8090	7.9504	1,084,442,845.44	0.1195	8.8309	8.95039	1,084,442,845.44
8.0654	8.0172	1,056,498,302.00	-	9.1483	9.01722	1,056,499,157.68
8.1386	8.1004	1,029,217,782.11	-	9.2200	9.10042	1,029,219,440.81
8.2204	8.1955	1,002,588,665.72	-	9.2984	9.19553	1,002,591,435.92
8.2811	8.2656	976,592,292.27	-	9.3537	9.2656	976,596,104.98
8.6064	8.3384	951,213,651.29	-	9.6723	9.33835	951,218,441.37
8.5520	8.2988	926,438,023.68	-	9.6071	9.29881	926,443,708.55
8.5627	8.3207	902,251,085.88	-	9.6081	9.32065	902,257,569.09
8.5653	8.3401	878,638,809.06	-	9.6020	9.34008	878,646,015.09
8.5616	8.3545	855,587,558.58	-	9.5913	9.35453	855,595,420.82
8.9591	8.3704	833,083,996.00	-	9.9816	9.3704	833,092,465.70
8.9583	8.3831	811,127,145.94	-	9.9737	9.38314	811,136,176.21
8.9636	8.3944	789,691,708.41	-	9.9711	9.39443	789,701,254.26
8.9631	8.4097	768,765,312.32	-	9.9630	9.40972	768,775,325.48
8.9635	8.4261	748,335,873.16	-	9.9560	9.42606	748,346,309.50
8.9665	8.4453	728,391,594.94	-	9.9517	9.44533	728,402,413.91
8.9780	8.4642	708,920,960.79	-	9.9562	9.46417	708,932,125.28
9.0145	8.5213	689,912,739.82	-	9.9857	9.52131	689,924,216.30
8.9910	8.5075	671,355,942.44	-	9.9554	9.5075	671,367,699.85
8.9752	8.4987	653,239,862.58	-	9.9330	9.49868	653,251,870.91
8.9693	8.5113	635,554,019.07	-	9.9205	9.51134	635,566,254.07
8.9926	8.5212	618,288,200.13	-	9.9376	9.52123	618,300,639.62
9.3306	8.5304	601,436,825.45	-	10.2696	9.53036	601,449,462.01
9.3241	8.5174	584,992,986.32	-	10.2509	9.51741	585,005,816.02
9.3210	8.5238	568,939,501.92	-	10.2359	9.52384	568,952,506.69
9.3280	8.5314	553,267,040.74	-	10.2314	9.5314	553,280,205.15
9.3349	8.5389	537,966,567.47	-	10.2270	9.53887	537,979,876.96
9.3568	8.5465	523,029,256.72	-	10.2381	9.54649	523,042,698.24
9.5260	8.5540	508,447,397.54	-	10.3989	9.55404	508,460,969.75
9.5270	8.5616	494,211,761.90	-	10.3894	9.56156	494,225,453.97
9.5333	8.5691	480,314,018.31	-	10.3853	9.56914	480,327,820.60
9.5393	8.5767	466,746,136.87	-	10.3812	9.57668	466,760,040.78
9.5380	8.5843	453,500,291.80	-	10.3699	9.58426	453,514,289.61
9.5555	8.5918	440,568,842.96	-	10.3821	9.59179	440,582,927.70
9.4456	8.5994	427,944,821.76	-	10.1409	9.59935	427,959,178.07
9.4634	8.6080	415,559,033.87	-	10.1620	9.608	415,575,422.49
9.4095	8.6178	415,559,033.87	-	10.1065	9.61783	415,575,422.49
9.4095	8.6277	407,187,907.61	-	10.1076	9.62766	406,974,830.23
9.4096	8.6375	397,406,616.54	-	10.1087	9.63748	397,195,042.57
9.4111	8.6473	387,858,339.82	-	10.1107	9.64734	387,648,199.16
9.5255	8.6572	378,537,565.20	-	10.2275	9.65719	378,328,773.91
9.5276	8.6671	369,439,295.38	-	10.2312	9.66705	369,231,788.02
9.5280	8.6769	360,557,865.91	-	10.2323	9.67693	360,351,613.10
9.5285	8.6868	351,888,036.33	-	10.2334	9.68681	351,682,974.78
9.5291	8.6967	343,424,773.63	-	10.2346	9.69671	343,220,841.76
9.5313	8.7066	335,163,164.36	-	10.2362	9.70661	334,960,302.28
9.9309	8.7165	327,098,439.60	-	10.6924	9.71653	326,896,562.02

9.9319	8.7268	319,240,777.26		-	10.6952	9.72684	319,039,880.46
9.9328	8.7374	311,570,048.02		-	10.6961	9.73741	311,370,135.88
9.9338	8.7478	304,081,804.96		-	10.6970	9.74778	303,882,820.28
9.9349	8.7580	296,771,713.28		-	10.6978	9.75796	296,573,600.47
9.9373	8.7680	289,635,540.99		-	10.6989	9.76795	289,438,246.04
9.9536	8.7777	282,669,181.32		-	10.7019	9.77773	282,472,627.66
9.9553	8.7873	275,868,589.72		-	10.7029	9.78732	275,672,712.85
9.9569	8.7967	269,229,818.44		-	10.7037	9.7967	269,034,569.51
9.9585	8.8059	262,749,017.36		-	10.7045	9.8059	262,554,350.11
9.9603	8.8149	256,422,433.39		-	10.7053	9.81488	256,228,302.95
9.9631	8.8237	250,246,402.49		-	10.7063	9.82368	250,052,765.42
10.0657	8.8323	244,217,321.23		-	10.9436	9.83228	244,024,115.98
10.0679	8.8412	238,291,871.87		-	10.9443	9.84115	238,107,872.29
10.0699	8.8505	232,507,764.08		-	10.9449	9.85045	232,332,573.55
10.0721	8.8597	226,861,902.82		-	10.9455	9.85974	226,695,111.59
10.0744	8.8691	221,350,994.52		-	10.9461	9.86907	221,192,206.14
10.0779	8.8784	215,971,823.89		-	10.9469	9.87837	215,820,654.86
10.0944	8.8877	210,721,270.04		-	10.9488	9.88773	210,577,331.95
10.0973	8.8971	205,596,587.79		-	10.9495	9.89706	205,459,214.06
10.1000	8.9064	200,594,439.57		-	10.9502	9.90642	200,463,294.58
10.1028	8.9158	195,711,898.93		-	10.9508	9.91581	195,586,661.37
10.1057	8.9252	190,936,742.13		-	10.9514	9.92517	190,818,551.05
10.1092	8.9346	186,275,937.21		-	10.9521	9.93459	186,164,428.13
10.1925	8.9440	181,726,765.84		-	11.0201	9.944	181,621,577.34
10.1958	8.9534	177,287,362.06		-	11.0208	9.9534	177,187,812.95
10.1988	8.9628	172,954,288.47		-	11.0214	9.96284	172,860,063.37
10.2019	8.9723	168,725,002.45		-	11.0219	9.9723	168,635,799.24
10.2050	8.9817	164,597,027.61		-	11.0225	9.98174	164,512,554.79
10.2082	8.9912	160,567,946.45		-	11.0232	9.99122	160,487,922.82
10.2255	9.0007	156,635,399.53		-	11.0251	10.0007	156,559,553.78
10.2287	9.0102	152,797,349.65		-	11.0258	10.01018	152,725,176.50
10.2316	9.0197	149,051,273.87		-	11.0263	10.0197	148,982,529.76
10.2344	9.0292	145,394,971.95		-	11.0269	10.02921	145,329,424.56
10.2354	9.0387	141,826,298.40		-	11.0274	10.03874	141,763,726.68
10.2361	9.0483	138,342,915.69		-	11.0281	10.04828	138,283,143.58
10.3246	9.0578	134,943,039.14		-	11.1033	10.05784	134,885,860.62
10.3255	9.0688	131,625,350.32		-	11.1040	10.06879	131,570,289.49
10.3261	9.0813	128,387,200.29		-	11.1047	10.08131	128,334,076.73
10.3269	9.0935	125,226,687.04		-	11.1054	10.09349	125,175,329.10
10.3277	9.1056	122,141,958.84		-	11.1061	10.10564	122,092,201.07
10.3286	9.1174	119,131,205.82		-	11.1071	10.11742	119,082,889.18
10.3460	9.1289	116,192,664.38		-	11.1078	10.12892	116,145,635.59
10.3470	9.1403	113,324,854.69		-	11.1087	10.14026	113,278,720.27
10.3479	9.1513	110,480,836.65		-	11.1094	10.15127	110,441,735.82
10.3487	9.1621	107,705,736.87		-	11.1101	10.16205	107,673,266.27
10.3495	9.1726	104,997,898.36		-	11.1108	10.1726	104,971,668.82
10.3504	9.1829	102,355,703.88		-	11.1116	10.18288	102,335,340.01
10.4387	9.1929	99,777,577.13		-	11.1821	10.19292	99,762,716.61
10.4397	9.2027	97,263,249.15		-	11.1828	10.2027	97,253,186.31
10.4404	9.2122	94,809,888.37		-	11.1834	10.21224	94,804,300.93
10.4411	10.7915	92,416,025.00		-	11.1840	11	92,414,604.85
10.4457	10.8005	90,080,228.10		-	11.1879	11	90,082,678.36

10.4567	10.8093	87,801,100.92		-	11.1995	11	87,807,135.63
10.4806	10.8179	85,577,281.90		-	11.2112	11	85,586,625.47
10.4922	10.8261	83,407,584.71		-	11.2232	11	83,419,826.18
10.5039	10.8342	81,290,560.64		-	11.2355	11	81,305,448.59
10.5159	10.8419	79,224,939.41		-	11.2481	11	79,242,234.62
10.5282	10.8494	77,209,483.84		-	11.2610	11	77,228,956.24
10.5409	10.8567	75,242,986.39		-	11.2738	11	75,264,414.17
10.6164	10.8638	73,324,269.62		-	11.3362	11	73,347,435.34
10.6299	10.8704	71,452,882.17		-	11.3498	11	71,477,378.27
10.6436	10.8770	69,626,971.29		-	11.3637	11	69,652,605.06
10.6576	10.8834	67,845,439.95		-	11.3780	11	67,872,028.67
10.6720	10.8892	66,107,219.51		-	11.3927	11	66,134,587.98
10.6868	10.8951	64,411,266.97		-	11.4079	11	64,439,247.24
10.7105	10.9006	62,756,564.78		-	11.4235	11	62,784,996.22
10.7262	10.9057	61,142,193.32		-	11.4395	11	61,170,847.28
10.7422	10.9109	59,567,105.80		-	11.4560	11	59,595,837.06
10.7586	10.9157	58,030,354.06		-	11.4729	11	58,059,025.30
10.7755	10.9201	56,531,014.36		-	11.4903	11	56,559,494.17
10.7929	10.9243	55,068,184.84		-	11.5083	11	55,096,347.80
10.8649	10.9284	53,640,985.95		-	11.5702	11	53,668,711.92
10.8835	10.9354	52,243,378.66		-	11.5894	11	52,270,430.10
10.9027	10.9450	50,879,687.54		-	11.6092	11	50,905,960.09
10.9227	10.9543	49,549,314.94		-	11.6296	11	49,574,708.86
10.9432	10.9633	48,251,457.50		-	11.6505	11	48,275,876.38
10.9644	10.9718	46,985,329.48		-	11.6722	11	47,008,681.78
10.9983	10.9800	45,750,164.92		-	11.6944	11	45,772,363.01
11.0208	10.9877	44,545,297.41		-	11.7173	11	44,566,176.02
11.0438	10.9951	43,369,911.20		-	11.7409	11	43,389,394.62
11.0673	11.0000	42,223,291.81		-	11.7652	11	42,241,310.05
11.0916	11.0000	41,104,743.52		-	11.7902	11	41,121,230.53
11.1166	11.0000	40,013,587.31		-	11.8160	11	40,028,480.81
11.1971	11.0000	38,949,161.09		-	11.8862	11	38,962,401.96
11.2237	11.0000	37,911,171.73		-	11.9137	11	37,922,610.64
11.2510	11.0000	36,898,618.08		-	11.9421	11	36,908,207.28
11.2792	11.0000	35,910,883.89		-	11.9713	11	35,918,579.40
11.3081	11.0000	34,947,368.45		-	12.0015	11	34,953,129.25
11.3380	11.0000	34,007,485.49		-	12.0326	11	34,011,273.35
11.3732	11.0000	33,090,663.01		-	12.0647	11	33,092,442.29
11.4049	11.0000	32,196,364.60		-	12.0978	11	32,196,080.17
11.4376	11.0000	31,324,022.10		-	12.1319	11	31,321,644.47
11.4713	11.0000	30,473,103.18		-	12.1672	11	30,468,605.66
11.5061	11.0000	29,643,088.81		-	12.2036	11	29,636,446.92
11.5420	11.0000	28,833,472.25		-	12.2412	11	28,824,663.80
11.6153	11.0000	28,043,759.26		-	12.3107	11	28,032,764.01
11.6537	11.0000	27,273,644.07		-	12.3508	11	27,260,405.14
11.6935	11.0000	26,522,470.77		-	12.3923	11	26,506,973.74
11.7349	11.0000	25,789,780.75		-	12.4352	11	25,772,012.26
11.7776	11.0000	25,075,126.92		-	12.4796	11	25,055,074.09
11.8219	11.0000	24,378,071.63		-	12.5255	11	24,355,723.36
11.8749	11.0000	23,698,188.14		-	12.5729	11	23,673,534.71
11.9222	11.0000	23,035,087.19		-	12.6219	11	23,008,092.87
11.9710	11.0000	22,388,333.06		-	12.6726	11	22,358,992.57

12.0215	11.0000	21,757,528.23	-	12.7251	11	21,725,838.26
12.0737	11.0000	21,142,285.30	-	12.7795	11	21,108,243.92
12.1278	11.0000	20,542,226.15	-	12.8358	11	20,505,832.75
12.2273	11.0000	19,904,652.49	-	12.9295	11	19,885,979.98
12.2855	11.0000	19,232,527.30	-	12.9900	11	19,211,042.95
12.3457	11.0000	18,577,005.41	-	13.0528	11	18,552,714.73
12.4080	11.0000	17,937,682.82	-	13.1179	11	17,910,592.87
12.4727	11.0000	17,314,165.55	-	13.1854	11	17,284,284.56
12.5398	11.0000	16,706,069.08	-	13.2555	11	16,673,406.44
12.6102	11.0000	16,113,018.45	-	13.3281	11	16,077,584.38
12.6824	11.0000	15,534,649.87	-	13.4036	11	15,496,453.18
12.7574	11.0000	14,970,603.40	-	13.4820	11	14,929,656.45
12.8353	11.0000	14,420,530.17	-	13.5634	11	14,376,846.35
12.9163	11.0000	13,884,089.87	-	13.6481	11	13,837,683.42
13.0005	11.0000	13,360,950.40	-	13.7362	11	13,311,836.34
13.0947	11.0000	12,850,787.66	-	13.8339	11	12,798,981.79
13.1859	11.0000	12,353,305.84	-	13.9293	11	12,298,821.63
13.2808	11.0000	11,868,174.88	-	14.0287	11	11,811,029.62
13.3797	11.0000	11,395,093.50	-	14.1322	11	11,335,305.22
13.4828	11.0000	10,933,767.89	-	14.2401	11	10,871,355.12
13.5903	11.0000	10,483,911.26	-	14.3527	11	10,418,893.04
13.7023	11.0000	10,045,243.53	-	14.4703	11	9,977,639.62
13.8195	11.0000	9,617,491.20	-	14.5930	11	9,547,322.20
13.9420	11.0000	9,200,388.22	-	14.7212	11	9,127,674.71
14.0701	11.0000	8,793,674.47	-	14.8554	11	8,718,437.46
14.2041	11.0000	8,397,096.27	-	14.9957	11	8,319,357.02
14.3444	11.0000	8,010,405.89	-	15.1427	11	7,930,186.08
14.4831	11.0000	7,633,361.49	-	15.2891	11	7,550,683.23
14.6373	11.0000	7,265,709.35	-	15.4506	11	7,180,597.79
14.7995	11.0000	6,907,238.10	-	15.6201	11	6,819,715.75
14.9702	11.0000	6,557,723.78	-	15.7981	11	6,467,812.73
15.1498	11.0000	6,216,947.74	-	15.9853	11	6,124,669.78
15.3389	11.0000	5,884,696.08	-	16.1823	11	5,790,073.23
15.5385	11.0000	5,560,760.07	-	16.3899	11	5,463,814.54
15.7487	11.0000	5,244,936.47	-	16.6088	11	5,145,690.22
15.9707	11.0000	4,937,026.04	-	16.8400	11	4,835,501.67
16.2054	11.0000	4,636,834.70	-	17.0843	11	4,533,055.09
16.4540	11.0000	4,344,173.22	-	17.3430	11	4,238,161.34
16.7175	11.0000	4,058,856.89	-	17.6171	11	3,950,635.87
17.0102	11.0000	3,780,705.49	-	17.9198	11	3,670,298.58
17.3080	11.0000	3,509,561.33	-	18.2292	11	3,396,989.45
17.6250	11.0000	3,245,233.78	-	18.5585	11	3,130,520.46
17.9632	11.0000	2,987,555.37	-	18.9097	11	2,870,724.26
18.3247	11.0000	2,736,362.79	-	19.2849	11	2,617,437.53
18.7118	11.0000	2,491,496.62	-	19.6863	11	2,370,500.92
19.1273	11.0000	2,252,801.32	-	20.1169	11	2,129,758.91
19.5741	11.0000	2,020,125.29	-	20.5797	11	1,895,059.75
20.0557	11.0000	1,793,320.27	-	21.0782	11	1,666,255.34
20.5763	11.0000	1,572,241.78	-	21.6166	11	1,443,201.17
21.1405	11.0000	1,356,748.82	-	22.1996	11	1,225,756.23
21.7539	11.0000	1,146,703.84	-	22.8330	11	1,013,782.93
22.4211	11.0000	941,972.58	-	23.5213	11	807,146.97

23.1535	11.0000	742,422.51		-	24.2758	11	605,715.94
23.9585	11.0000	547,927.50		-	25.1041	11	409,363.45
24.8470	11.0000	358,362.84		-	26.0171	11	217,964.72
25.8324	11.0000	173,606.89		-	27.0281	11	30,614.01
26.9310	11.0000	-		-	28.1535	11	-
28.1629	11.0000	-		-	29.4132	11	-
29.5540	11.0000	-		-	30.8326	11	-
31.1363	11.0000	-		-	32.4431	11	-
32.9516	11.0000	-		-	34.2858	11	-
35.0545	11.0000	-		-	36.4137	11	-
37.5183	11.0000	-		-	38.8978	11	-
40.4035	11.0000	-		-	41.7985	11	-
43.9288	11.0000	-		-	45.3197	11	-
48.2629	11.0000	-		-	49.6219	11	-
53.7181	11.0000	-		-	54.9950	11	-
60.7911	11.0000	-		-	61.8932	11	-
70.3229	11.0000	-		-	71.0693	11	-
83.8493	11.0000	-		-	83.8691	11	-
104.5751	11.0000	-		-	102.9593	11	-
140.2770	11.0000	-		-	134.4723	11	-
216.3250	11.0000	-		-	196.3500	11	-
489.7302	11.0000	-		-	373.1592	11	-
-	11.0000	-		-	5,131.9245	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-
-	11.0000	-			-	11	-

-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	11.0000	-		-	11	-
-	10.9986	-		-	11	-
-	10.9963	-		-	11	-
-	10.9941	-		-	11	-
-	10.9919	-		-	11	-
-	10.9897	-		-	11	-
-	10.9876	-		-	11	-
-	10.9854	-		-	11	-
-	10.9831	-		-	11	-
-	10.9811	-		-	11	-
-	10.9788	-		-	11	-
-	10.9767	-		-	11	-
-	10.9746	-		-	11	-
-	10.9723	-		-	11	-
-	10.9703	-		-	11	-
-	10.9682	-		-	11	-
-	10.9660	-		-	11	-
-	10.9639	-		-	11	-
-	10.9618	-		-	11	-
-	10.9596	-		-	11	-
-	10.9576	-		-	11	-
-	10.9554	-		-	11	-
-	10.9534	-		-	11	-
-	10.9513	-		-	11	-
-	10.9492	-		-	11	-
-	10.9471	-		-	11	-
-	10.9451	-		-	11	-
-	10.9430	-		-	11	-
-	10.9399	-		-	11	-
-	10.9360	-		-	11	-
-	10.9324	-		-	11	-
-	10.9283	-		-	11	-
-	10.9247	-		-	11	-
-	10.9212	-		-	11	-
-	10.9175	-		-	11	-
-	10.9142	-		-	11	-

-	10.9109	-		-	11	-	
-	10.9075	-		-	11	-	
-	10.9043	-		-	11	-	
-	10.9013	-		-	11	-	
-	10.8983	-		-	11	-	
-	10.8953	-		-	11	-	
-	10.8925	-		-	11	-	
-	10.8898	-		-	11	-	
-	10.8871	-		-	11	-	
-	10.8846	-		-	11	-	
-	10.8820	-		-	11	-	
-	10.8796	-		-	11	-	
-	10.8774	-		-	11	-	
-	10.8750	-		-	11	-	
-	10.8730	-		-	11	-	
-	10.8710	-		-	11	-	
-	10.8689	-		-	11	-	
-	10.8671	-		-	11	-	
-	10.8653	-		-	11	-	
-	10.8635	-		-	11	-	
-	10.8619	-		-	11	-	
-	10.8604	-		-	11	-	
-	10.8589	-		-	11	-	
-	10.8576	-		-	11	-	
-	10.8563	-		-	11	-	
-	10.8551	-		-	11	-	
-	10.8540	-		-	11	-	
-	10.8530	-		-	11	-	
-	10.8520	-		-	11	-	
-	10.8512	-		-	11	-	
-	10.8504	-		-	11	-	
-	10.8497	-		-	11	-	
-	10.8491	-		-	11	-	
-	10.8486	-		-	11	-	
-	10.8482	-		-	11	-	
-	10.8479	-		-	11	-	
-	10.8476	-		-	11	-	
-	10.8475	-		-	11	-	
-	10.8474	-		-	11	-	
-	10.8474	-		-	11	-	
-	10.8475	-		-	11	-	
-	10.8477	-		-	11	-	
-	10.8479	-		-	11	-	
-	10.8483	-		-	11	-	
-	10.8487	-		-	11	-	
-	10.8493	-		-	11	-	
-	10.8499	-		-	11	-	
-	10.8506	-		-	11	-	
-	10.8514	-		-	11	-	
-	10.8522	-		-	11	-	
-	10.8532	-		-	11	-	
-	10.8542	-		-	11	-	

-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	
-	10.8542	-		-	11	-	

Discount Margin Table - Bond 2A1

Settle as of 06/17/05

Bond Summary - Bond 2A1

Initial Coupon:	4.710	Type:	Fltr
Orig Bal:	1,113,082,000	Formula:	(1LB_1M)+157.0bp
Orig Notl:	330,513,000	Cap/Floor/Margin:	11.00/0.00/1.57
Factor:	1.000000	Next Pmt:	07/25/05
Factor Date:	06/25/05	Cusip:	
Delay:	24		

Price	10_CPR DM	10_CPR Duration	20_CPR DM	20_CPR Duration	25_CPR DM	25_CPR Duration	30_CPR DM	30_CPR Duration	40_CPR DM	40_CPR Duration	50_CPR DM	50_CPR Duration	60_CPR DM	60_CPR Duration	70_CPR DM	70_CPR Duration
101-14	129	5.61	113	3.41	103	2.79	91	2.33	64	1.68	26	1.23	-37	0.89	-90	0.70
101-16	128	5.61	111	3.41	100	2.79	89	2.33	60	1.68	21	1.23	-44	0.89	-99	0.70
101-18	126	5.61	109	3.41	98	2.79	86	2.33	56	1.68	16	1.23	-51	0.89	-108	0.70
101-20	125	5.62	107	3.41	96	2.79	83	2.33	53	1.68	11	1.23	-57	0.89	-116	0.70
101-22	124	5.62	106	3.42	94	2.80	81	2.33	49	1.68	6	1.23	-64	0.89	-125	0.70
101-24	123	5.62	104	3.42	92	2.80	78	2.34	46	1.68	1	1.23	-71	0.89	-134	0.70
101-26	122	5.63	102	3.42	90	2.80	76	2.34	42	1.68	-4	1.23	-78	0.89	-142	0.70
101-28	121	5.63	100	3.42	87	2.80	73	2.34	39	1.69	-8	1.24	-85	0.89	-151	0.70
101-30	120	5.63	98	3.42	85	2.80	71	2.34	35	1.69	-13	1.24	-91	0.89	-160	0.70
102-00	119	5.64	97	3.43	83	2.81	68	2.34	31	1.69	-18	1.24	-98	0.89	-168	0.70
102-02	118	5.64	95	3.43	81	2.81	65	2.34	28	1.69	-23	1.24	-105	0.90	-177	0.70
Average Life	7.77		4.12		3.25		2.64		1.83		1.30		0.92		0.72	
First Pay	07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05	
Last Pay	04/25/34		01/25/27		04/25/23		04/25/20		01/25/16		05/25/13		04/25/08		08/25/07	

Tsy BM										
Coupon										
Yield										

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	3.7000	3.9610	4.1081	4.2079	4.2928	4.4330	4.6108	4.7033	4.8149	4.9165

Discount Margin Table - Bond 2A1

Settle as of 06/22/05

Bond Summary - Bond 2A1

Initial Coupon:	4.810	Type:	Fltr
Orig Bal:	1,113,082,000		
Orig Not:	330,513,000	Formula:	(LIB_1M)+157.0bp
Factor:	1.0000000	Cap/Floor/Margin:	11.00/0.00/1.57
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

Price	10 CPR DM	10 CPR Duration	20 CPR DM	20 CPR Duration	25 CPR DM	25 CPR Duration	30 CPR DM	30 CPR Duration	35 CPR DM	35 CPR Duration	40 CPR DM	40 CPR Duration	50 CPR DM	50 CPR Duration
101-04	130	5.38	112	3.18	102	2.59	91	2.15	78	1.81	65	1.54	31	1.13
101-06	129		110		100		88		75		61		25	
101-08	128		109		97		85		72		57		20	
101-10	127		107		95		82		68		53		15	
101-12	126		105		93		80		65		49		9	
101-14	125	5.39	103	3.19	90	2.60	77	2.15	62	1.81	45	1.54	4	1.13
101-16	124		101		88		74		58		41		-1	
101-18	123		99		86		71		55		37		-7	
101-20	121		97		83		68		52		33		-12	
101-22	120		95		81		66		48		29		-18	
101-24	119	5.41	93	3.20	79	2.60	63	2.16	45	1.82	25	1.55	-23	1.13
101-26	118		91		77		60		42		21		-28	
101-28	117		90		74		57		39		17		-33	
101-30	116		88		72		54		35		14		-39	
102-00	115		86		70		52		32		10		-44	
102-02	114	5.42	84	3.21	67	2.61	49	2.17	29	1.82	6	1.55	-49	1.14
102-04	112		82		65		46		25		2		-55	
102-06	111		80		63		43		22		-2		-60	
102-08	110		78		60		41		19		-6		-65	
102-10	109		76		58		38		15		-10		-71	
102-12	108	5.44	75	3.22	56	2.62	35	2.17	12	1.83	-14	1.55	-76	1.14
Average Life	7.40		3.80		2.99		2.42		2.00		1.67		1.19	
First Pay	07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05	
Last Pay	03/25/24		08/25/15		07/25/13		01/25/12		12/25/10		02/25/10		12/25/08	

Tsy BM

	8/05F	8/05F	11/05F	7/05F	6/05F	8/05F
Yield	3.0206	2.9730	3.2313	2.9243	2.6759	2.9323
Coupon	2.0000	10.7500	1.8750	1.5000	1.1250	6.5000

Lib BM

	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	3.2700	3.3594	3.4394	3.6400	3.8500	4.0645	4.1569	4.2202	4.2784	4.3723	4.5056	4.5831	4.6755	4.7654

Yield Table - Bond 8A1

DH0OUSE
Settle as of 06/17/05

Bond Summary - Bond 8A1	
Fixed Coupon: 5.019	Type: Fixed
Orig Bal: 133,112,000	
Orig Notl: 37,876,000	
Factor: 1.0000000	
Factor Date: 06/25/05	Next Pmt: 07/25/05
Delay: 24	Cusip:

Price	25% Pricing Yield	Duration	50% Pricing Yield	Duration	75% Pricing Yield	Duration	100 Pricing Yield	Duration	125% Pricing Yield	Duration	150% Pricing Yield	Duration	200% Pricing Yield	Duration
99-22	5.07	7.19	5.07	6.27	5.07	5.73	5.07	5.34	5.07	4.89	5.07	4.41	5.07	3.54
99-24	5.06	7.19	5.06	6.27	5.06	5.73	5.06	5.34	5.05	4.89	5.05	4.41	5.05	3.54
99-26	5.05	7.19	5.05	6.27	5.05	5.73	5.04	5.34	5.04	4.89	5.04	4.42	5.03	3.54
99-28	5.04	7.20	5.04	6.27	5.04	5.73	5.03	5.34	5.03	4.89	5.02	4.42	5.01	3.54
99-30	5.03	7.20	5.03	6.28	5.02	5.73	5.02	5.34	5.02	4.89	5.01	4.42	4.99	3.54
100-00	5.03	7.20	5.02	6.28	5.01	5.73	5.00	5.34	5.00	4.89	5.00	4.42	4.98	3.54
100-02	5.02	7.20	5.01	6.28	5.00	5.74	4.99	5.34	4.99	4.89	4.98	4.42	4.96	3.54
100-04	5.01	7.20	5.00	6.28	4.99	5.74	4.98	5.35	4.98	4.89	4.97	4.42	4.94	3.54
100-06	5.00	7.20	4.99	6.28	4.98	5.74	4.97	5.35	4.97	4.90	4.95	4.42	4.92	3.54
100-08	4.99	7.21	4.98	6.28	4.97	5.74	4.96	5.35	4.95	4.90	4.94	4.42	4.91	3.55
100-10	4.98	7.21	4.97	6.28	4.96	5.74	4.95	5.35	4.94	4.90	4.93	4.42	4.89	3.55
Average Life	9.46		7.89		7.03		6.44		5.79		5.13		3.99	
First Pay	07/25/08		07/25/08		07/25/08		07/25/08		08/25/08		09/25/08		01/25/09	
Last Pay	08/25/28		04/25/21		08/25/16		12/25/13		03/25/12		01/25/11		06/25/09	
Sprd/ALife/Lib	51.58/9.46		58.22/7.89		61.70/7.03		64.27/6.44		67.03/5.79		69.65/5.13		75.03/3.99	

Tsy BM	11/05F	10/05F	4/06F	9/05F	8/05F	11/05F
Yield	3.2292	3.1680	3.5098	3.0841	3.0435	3.2215
Coupon	5.7500	1.6250	2.2500	1.6250	6.5000	5.8750

Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	3.8300	4.0478	4.1545	4.2274	4.2929	4.3949	4.5342	4.6167	4.7135	4.8078

	Breakeven CDR				Breakeven CUM LOSS	
	VM1	VM2	VM3		VM1	VM2
Forward	6.78	5.80	5.26		447,944,924.33	392,766,472.26
Forward + 200	6.39	5.36	4.80		428,184,325.64	368,746,401.66

VM3
361,163,434.79
335,075,335.62

	Breakeven CDR		
	VM1	VM2	VM3
Forward	6.78	5.80	5.26
Forward + 200	6.39	5.36	4.80

	AFC	XS Derivative Cap Cash (Just 5-A2 Excess)	AFC Using XS Derivative Cap Cash	Excess Available from Groups 1-4 to cover Basis Risk	AFC Using Excess Available from Groups 1-4	Excess Available from Group 5 to cover Basis Risk
1	9.16313	6,399,252.80	15.6608	473,900.48	16.1419	319,261.65
2	9.4247	5,126,761.95	14.7304	467,750.56	15.2144	565,552.39
3	9.7372	5,017,353.36	15.0294	461,199.15	15.5158	809,586.08
4	9.70039	4,735,807.08	14.7916	454,755.29	15.2804	809,730.83
5	9.65812	4,752,063.95	14.865	448,413.28	15.3563	809,896.41
6	9.61447	4,449,590.67	14.5836	442,170.60	15.0774	810,083.83
7	9.82856	4,426,607.38	14.8671	436,025.65	15.3634	810,294.25
8	9.77356	4,242,214.19	14.6951	429,976.17	15.1939	810,528.96
9	9.73646	3,653,219.18	14.0562	424,020.28	14.5575	810,789.42
10	9.69105	3,832,406.69	14.3099	418,156.06	14.8138	811,077.24
11	9.64605	3,489,222.39	13.9323	412,381.57	14.4388	811,394.25
12	10.02673	3,371,637.69	14.2483	406,854.50	14.7577	811,742.47
13	9.98945	3,020,845.54	13.8447	401,288.32	14.3568	812,124.17
14	9.95883	2,881,535.98	13.7071	395,806.16	14.2219	812,515.00
15	9.92033	2,644,891.68	13.4271	390,406.57	13.9447	812,915.18
16	9.8822	2,334,188.60	13.0367	385,087.81	13.5571	813,324.94
17	9.84444	2,185,632.47	12.8552	379,848.12	13.3784	725,958.47
18	9.81551	1,902,283.05	12.4865	374,686.02	13.0126	730,238.82
19	9.78026	1,749,688.24	12.2844	369,600.04	12.8133	603,530.09
20	9.74348	1,539,190.61	11.9889	364,587.53	12.5207	552,185.82
21	9.71456	1,204,763.89	11.5061	359,647.44	12.0409	683,941.51
22	9.67839	1,132,574.21	11.3952	354,802.12	11.933	505,862.16
23	9.6747	906,304.03	11.0751	350,045.04	11.6159	531,995.99
24	10.82481	744,399.45	11.9972	345,903.03	12.542	542,317.77
25	10.7922	539,160.00	11.6578	341,304.33	12.2057	558,502.57
26	10.75052	373,824.63	11.3623	336,769.49	11.9134	508,118.91
27	10.71653	194,884.54	11.0416	332,298.19	11.5959	508,717.46
28	10.6831	19,405.24	10.7161	327,888.96	11.2737	534,920.03
29	10.6658	-	10.6658	323,548.41	11.2267	488,363.48
30	10.79788	-	10.7978	319,347.06	11.3621	490,666.92
31	10.76194	-	10.7619	315,120.09	11.3296	442,328.70
32	10.73071	-	10.7307	310,948.47	11.3017	420,105.25
33	10.69993	-	10.6999	306,831.98	11.2743	449,574.12
34	10.66363	-	10.6636	302,769.32	11.2414	377,185.93
35	10.65043	-	10.6504	298,769.63	11.2317	382,056.36
36	10.35752	-	10.3575	295,882.75	10.9444	336,226.16
37	10.37439	-	10.3743	292,038.86	10.9649	342,042.72
38	10.38148	-	10.3814	288,237.44	10.9757	330,642.89
39	10.3887	-	10.3887	284,483.78	10.9868	321,431.51
40	10.39604	-	10.396	280,776.65	10.9979	334,858.43
41	10.39919	-	10.3991	275,897.58	11.0019	303,641.97
42	10.51578	-	10.5157	270,726.83	11.1184	316,383.07
43	10.51882	-	10.5188	265,569.85	11.1212	286,664.69
44	10.51929	-	10.5192	260,506.54	11.1213	278,469.05
45	10.51976	-	10.5197	255,537.03	11.1216	329,794.39
46	10.52024	-	10.5202	250,659.58	11.1218	262,641.50
47	10.52106	-	10.521	245,872.79	11.1223	273,802.60

48	11.09487	-	11.0948	274,867.28	11.7797	250,546.88
49	11.09762	-	11.0976	270,579.81	11.7846	264,077.69
50	11.09781	-	11.0978	265,486.76	11.7846	241,962.33
51	11.09799	-	11.0979	260,487.36	11.7845	237,810.66
52	11.09818	-	11.0981	255,579.89	11.7846	250,303.39
53	11.09837	-	11.0983	251,074.96	11.7854	229,778.08
54	11.10006	-	11.1	246,809.83	11.7882	241,618.53
55	11.10077	-	11.1007	242,313.12	11.7892	222,093.16
56	11.10096	-	11.1009	237,739.30	11.7892	218,376.24
57	11.10116	-	11.1011	246,899.93	11.8294	258,401.90
58	11.10135	-	11.1013	242,233.47	11.8294	211,184.14
59	11.10155	-	11.1015	238,978.41	11.8334	221,522.66
60	11.39846	-	11.3984	2,786,997.48	20.0961	204,302.46
61	11.39845	-	11.3984	200,767.15	12.0368	213,994.53
62	11.39844	-	11.3984	191,902.40	12.0203	197,266.96
63	11.39843	-	11.3984	188,297.58	12.0202	193,727.62
64	11.39843	-	11.3984	190,084.20	12.0381	202,356.53
65	11.39842	-	11.3984	181,285.45	12.0201	186,888.52
66	11.39841	-	11.3984	184,212.70	12.0422	195,033.65
67	11.3984	-	11.3984	175,323.76	12.0228	180,356.95
68	11.39839	-	11.3983	172,025.54	12.0227	177,202.16
69	11.39839	-	11.3983	257,921.46	12.3523	205,754.31
70	11.39835	-	11.3983	165,601.88	12.0225	171,106.28
71	11.39831	-	11.3983	168,188.21	12.0444	178,139.77
72	11.39831	-	11.3983	160,198.34	12.0255	165,284.67
73	11.39827	-	11.3982	163,066.08	12.0488	171,909.91
74	11.39823	-	11.3982	154,200.17	12.0252	159,596.07
75	11.39819	-	11.3981	151,284.71	12.025	156,787.38
76	11.39815	-	11.3981	154,408.41	12.0502	162,718.20
77	11.39811	-	11.3981	145,615.91	12.0249	151,367.96
78	11.39807	-	11.398	149,121.38	12.0522	156,947.49
79	11.39803	-	11.398	140,343.99	12.0255	146,202.30
80	11.39799	-	11.3979	137,686.89	12.0253	143,710.94
81	11.39795	-	11.3979	174,373.58	12.2077	156,309.89
82	11.3979	-	11.3979	132,520.54	12.0251	138,904.08
83	11.39786	-	11.3978	136,208.22	12.0548	143,676.02
84	11.39782	-	11.3978	127,544.72	12.0248	134,322.64
85	11.39777	-	11.3977	131,373.20	12.0559	138,797.86
86	11.39773	-	11.3977	122,752.99	12.0245	128,989.10
87	11.39768	-	11.3976	120,424.04	12.0243	126,009.57
88	11.39763	-	11.3976	124,453.62	12.0577	129,277.99
89	11.39759	-	11.3975	115,895.87	12.024	120,450.82
90	11.39754	-	11.3975	120,053.07	12.059	123,608.68
91	11.39749	-	11.3974	111,535.34	12.0237	115,375.74
92	11.39742	-	11.3974	109,392.72	12.0237	113,002.61
93	11.39734	-	11.3973	166,279.39	12.3679	126,464.41
94	11.39726	-	11.3972	105,227.51	12.0234	108,555.03
95	11.39719	-	11.3971	109,648.90	12.0624	111,395.46
96	11.39711	-	11.3971	101,217.45	12.0233	104,469.96
97	11.39703	-	11.397	105,745.54	12.064	107,173.28
98	11.39695	-	11.3969	97,356.82	12.023	100,709.20
99	11.39687	-	11.3968	95,480.81	12.0229	98,939.80

100	11.39679	-	11.3967	100,161.42	12.0663	101,432.34
101	11.39671	-	11.3967	91,834.06	12.0227	95,604.01
102	11.39662	-	11.3966	96,611.53	12.0681	97,954.66
103	11.39654	-	11.3965	88,323.35	12.0224	43,128.72
104	11.39645	-	11.3964	86,617.43	12.0223	42,877.42
105	11.39636	-	11.3963	133,147.63	12.3773	53,281.83
106	11.39628	-	11.3962	83,301.43	12.022	42,445.84
107	11.39619	-	11.3961	88,305.25	12.0725	45,567.20
108	11.3961	-	11.3961	80,109.27	12.0218	42,096.98
109	11.39601	-	11.396	85,197.66	12.0745	45,027.63
110	11.39592	-	11.3959	77,036.38	12.0215	41,818.23
111	11.39582	-	11.3958	75,543.28	12.0214	41,701.71
112	11.39573	-	11.3957	80,752.52	12.0776	44,356.05
113	11.39563	-	11.3956	72,641.10	12.0211	41,508.39
114	11.39554	-	11.3955	77,927.08	12.0797	43,985.42
115	11.39544	-	11.3954	69,847.49	12.0208	41,361.02
116	11.39534	-	11.3953	68,490.14	12.0206	41,302.24
117	11.39524	-	11.3952	106,778.94	12.3894	48,067.77
118	11.39514	-	11.3951	65,851.92	12.0204	41,210.41
119	11.39504	-	11.395	71,317.17	12.0855	43,269.51
120	11.39493	-	11.3949	63,312.52	12.0201	41,148.17
121	11.39496	-	11.3949	68,853.76	12.0883	43,050.40
122	11.39499	-	11.3949	60,883.61	12.0203	41,110.58
123	11.39502	-	11.395	59,703.51	12.0205	41,099.68
124	11.39505	-	11.395	65,344.03	12.0932	42,777.60
125	11.39508	-	11.395	57,409.66	12.0207	41,091.34
126	11.39511	-	11.3951	63,113.06	12.0966	42,626.99
127	11.39764	-	11.3976	55,708.65	12.0293	41,098.25
128	11.40644	-	11.4064	56,376.51	12.059	41,106.53
129	11.41544	-	11.4154	77,251.76	12.3283	43,761.20
130	11.42464	-	11.4246	57,679.50	12.1204	41,131.16
131	11.43405	-	11.434	66,241.66	12.2498	42,335.76
132	11.44367	-	11.4436	58,940.47	12.1846	41,164.77
133	11.4535	-	11.4535	67,931.65	12.3254	42,246.49
134	11.46355	-	11.4635	60,161.36	12.2519	41,205.49
135	11.47383	-	11.4738	60,757.36	12.2867	41,228.02
136	11.48435	-	11.4843	70,318.09	12.4449	42,135.19
137	11.4951	-	11.4951	61,921.62	12.3588	41,276.55
138	11.50609	-	11.506	71,813.19	12.5289	42,073.62
139	11.51734	-	11.5173	63,050.37	12.4343	41,328.70
140	11.52884	-	11.5288	63,825.94	12.4768	41,355.82
141	11.54061	-	11.5406	92,187.73	12.9389	43,223.38
142	11.55264	-	11.5526	65,714.74	12.5705	41,411.56
143	11.56496	-	11.5649	75,230.09	12.755	41,954.20
144	11.57756	-	11.5775	67,512.52	12.6683	41,468.68
145	11.59045	-	11.5904	76,473.28	12.8524	41,917.43
146	11.60364	-	11.6036	69,221.71	12.7703	41,526.55
147	11.61714	-	11.6171	70,043.80	12.823	41,555.58
148	11.63096	-	11.6309	78,210.79	13.0064	41,871.43
149	11.6451	-	11.6451	71,624.34	12.9319	41,613.58
150	11.65957	-	11.6595	79,286.42	13.1147	41,845.87
151	11.67439	-	11.6743	73,121.72	13.0454	41,671.16

152	11.68956	-	11.6895	73,839.84	13.104	41,699.68
153	11.7051	-	11.7051	98,666.69	13.6363	41,985.42
154	11.721	-	11.721	75,216.04	13.2252	41,756.04
155	11.73729	-	11.7372	81,695.36	13.4067	41,795.93
156	11.75396	-	11.7539	76,513.62	13.3517	41,483.43
157	11.77105	-	11.771	82,549.78	13.5326	41,025.21
158	11.78855	-	11.7885	77,734.13	13.4838	40,578.64
159	11.80647	-	11.8064	78,315.94	13.552	40,143.42
160	11.82484	-	11.8248	83,717.34	13.732	39,719.24
161	11.84365	-	11.8436	79,423.45	13.693	39,305.80
162	11.86294	-	11.8629	84,420.74	13.8723	38,902.82
163	11.8827	-	11.8827	80,457.15	13.8404	38,510.02
164	11.90295	-	11.9029	80,946.65	13.9164	38,127.15
165	11.92371	-	11.9237	105,185.71	14.5987	37,753.93
166	11.94499	-	11.9449	81,871.52	14.0737	37,390.12
167	11.96681	-	11.9668	85,920.74	14.2511	37,035.47
168	11.98919	-	11.9891	82,724.89	14.2381	36,689.74
169	12.01214	-	12.0121	86,418.23	14.4146	36,352.71
170	12.03567	-	12.0356	83,507.38	14.4099	36,024.15
171	12.05981	-	12.0598	83,872.21	14.4988	35,703.85
172	12.08458	-	12.0845	87,054.99	14.6738	35,391.59
173	12.10999	-	12.1099	84,549.23	14.6823	35,087.18
174	12.13606	-	12.136	87,406.36	14.8564	34,790.40
175	12.16283	-	12.1628	85,156.24	14.8743	34,501.07
176	12.1903	-	12.1903	85,433.50	14.9736	34,219.00
177	12.2185	-	12.2185	96,452.61	15.4337	33,944.00
178	12.24746	-	12.2474	85,935.47	15.1788	33,675.90
179	12.27719	-	12.2771	88,026.20	15.35	33,414.53
180	12.30773	-	12.3077	86,367.11	15.3934	33,159.71
181	12.3391	-	12.3391	88,169.03	15.5634	32,911.28
182	12.37134	-	12.3713	86,727.93	15.6179	32,669.09
183	12.40446	-	12.4044	86,881.57	15.7339	32,432.97
184	12.4385	-	12.4385	89,160.53	15.9368	32,202.78
185	12.47349	-	12.4734	87,134.73	15.974	31,978.37
186	12.50946	-	12.5094	90,882.95	16.2483	31,759.58
187	12.54646	-	12.5464	87,314.81	16.2252	31,546.30
188	12.5845	-	12.5845	87,377.02	16.3551	31,338.37
189	12.62364	-	12.6236	114,400.58	17.6806	31,135.66
190	12.66391	-	12.6639	87,444.81	16.6238	30,938.05
191	12.70536	-	12.7053	94,902.89	17.1085	30,745.41
192	12.74802	-	12.748	87,435.51	16.9048	30,557.62
193	12.79194	-	12.7919	96,402.83	17.4887	30,374.55
194	12.83717	-	12.8371	87,782.14	17.2205	30,196.10
195	12.88375	-	12.8837	88,718.26	17.4248	30,022.14
196	12.93175	-	12.9317	98,544.19	18.1027	29,852.56
197	12.98121	-	12.9812	90,464.38	17.8484	29,687.26
198	13.03219	-	13.0321	99,902.58	18.5439	29,526.13
199	13.08476	-	13.0847	92,075.50	18.2946	29,369.08
200	13.13897	-	13.1389	92,857.37	18.5282	29,215.99
201	13.1949	-	13.1949	118,277.02	20.2372	29,066.77
202	13.25261	-	13.2526	94,375.22	19.0181	28,921.32
203	13.31217	-	13.3121	103,071.39	19.7737	28,779.56

204	13.37367	-	13.3736	95,833.84	19.5398	28,641.39
205	13.43719	-	13.4371	104,253.15	20.323	28,506.72
206	13.50281	-	13.5028	97,235.45	20.0966	28,375.47
207	13.57063	-	13.5706	97,915.56	20.3889	28,247.55
208	13.64075	-	13.6407	105,939.65	21.2174	28,122.88
209	13.71326	-	13.7132	99,235.70	21.0038	28,001.38
210	13.78827	-	13.7882	107,009.08	21.8657	27,882.98
211	13.86591	-	13.8659	100,504.07	21.662	27,767.59
212	13.94629	-	13.9462	101,119.47	22.0086	27,655.14
213	14.02954	-	14.0295	122,159.73	24.0429	27,545.56
214	14.11581	-	14.1158	102,313.87	22.7397	27,438.78
215	14.20523	-	14.2052	109,502.46	23.6983	27,334.73
216	14.29797	-	14.2979	103,461.27	23.5253	27,233.34
217	14.3942	-	14.3942	110,431.79	24.529	27,134.54
218	14.49408	-	14.494	104,563.48	24.3711	27,038.28
219	14.59781	-	14.5978	105,098.17	24.8187	26,944.49
220	14.7056	-	14.7056	111,757.49	25.8982	26,853.11
221	14.81765	-	14.8176	106,135.77	25.7671	26,764.07
222	14.93421	-	14.9342	112,597.77	26.9035	26,677.33
223	15.05553	-	15.0555	107,132.34	26.7936	26,592.82
224	15.18187	-	15.1818	107,615.73	27.3388	26,510.49
225	15.31353	-	15.3135	119,502.93	29.2367	26,431.24
226	15.45081	-	15.4508	108,553.67	28.4995	26,352.14
227	15.59405	-	15.594	114,555.64	29.8059	26,276.03
228	15.74361	-	15.7436	109,454.37	29.7634	26,201.89
229	15.89989	-	15.8998	115,284.90	31.1516	76,692.83
230	16.06332	-	16.0633	110,319.27	31.1437	165,086.97
231	16.23435	-	16.2343	110,738.71	31.8821	160,737.49
232	16.41349	-	16.4134	116,324.69	33.4118	156,497.03
233	16.60129	-	16.6012	111,552.44	33.4665	152,362.93
234	16.79834	-	16.7983	116,983.41	35.1059	148,332.62
235	17.00531	-	17.0053	112,333.67	35.2117	144,403.57
236	17.2229	-	17.2229	112,712.49	36.1516	140,573.30
237	17.4519	-	17.4519	127,599.96	39.6683	136,839.43
238	17.69318	-	17.6931	113,447.31	38.1833	133,199.59
239	17.94769	-	17.9476	118,517.17	40.1667	129,651.49
240	18.2165	-	18.2165	114,152.65	40.4447	126,192.91
241	18.50077	-	18.5007	119,088.02	42.6028	122,821.65
242	18.8018	-	18.8018	114,829.66	42.9744	119,535.57
243	19.12106	-	19.121	115,157.88	44.3544	116,332.61
244	19.46016	-	19.4601	119,901.50	46.8297	113,210.72
245	19.82093	-	19.8209	115,794.40	47.3802	110,167.93
246	20.20542	-	20.2054	120,416.55	50.1141	107,202.30
247	20.61596	-	20.6159	116,405.22	50.818	104,311.94
248	21.05517	-	21.0551	116,701.31	52.7176	101,495.00
249	21.52606	-	21.526	129,468.31	58.2982	98,749.69
250	22.03205	-	22.032	117,275.43	56.9433	96,074.24
251	22.57711	-	22.5771	121,614.80	60.5701	93,466.95
252	23.16577	-	23.1657	117,901.39	61.8732	90,926.15
253	23.80334	-	23.8033	122,060.39	65.9783	88,450.19
254	24.49602	-	24.496	118,720.67	67.7386	86,037.48
255	25.25106	-	25.251	119,120.26	71.0694	83,686.47

256	26.0771	-	26.0771	122,694.94	76.0091	81,395.63
257	26.9844	-	26.9844	119,894.94	78.717	79,163.50
258	27.98534	-	27.9853	123,096.45	84.4297	76,988.61
259	29.0949	-	29.0949	120,637.97	88.0308	74,869.56
260	30.33148	-	30.3314	120,998.00	93.4886	72,804.97
261	31.71783	-	31.7178	128,303.03	103.498	70,793.50
262	33.28254	-	33.2825	121,695.85	106.5161	68,833.82
263	35.06191	-	35.0619	124,029.63	115.6695	66,924.68
264	37.10284	-	37.1028	122,365.02	123.3843	65,064.80
265	39.46694	-	39.4669	124,376.30	135.122	63,252.97
266	42.23682	-	42.2368	123,006.63	146.0576	61,488.01
267	45.52588	-	45.5258	123,317.44	160.585	59,768.75
268	49.49409	-	49.494	124,869.61	179.4123	58,094.06
269	54.37464	-	54.3746	123,919.69	199.6747	56,462.82
270	60.52132	-	60.5213	125,181.50	228.1299	54,873.97
271	68.49793	-	68.4979	124,496.98	262.0748	53,326.45
272	79.26134	-	79.2613	124,776.57	309.6346	51,819.22
273	94.57643	-	94.5764	126,200.09	379.9105	50,351.30
274	118.09696	-	118.0969	125,318.21	481.2516	48,921.69
275	158.81604	-	158.816	125,905.59	662.5037	47,529.44
276	246.43314	-	246.4331	125,837.24	1048.4257	46,173.62
277	571.78141	-	571.7814	225,061.07	3989.1413	44,853.33

AFC Using Excess Available from Groups 5	Group 2 Collateral	Group 1-4 Adjustment Fraction	
16.466	1,203,982,855.13	1.01875	20 CPR ARMS
15.7997	1,181,681,974.94	1.01912	Pricing Fixed
16.3697	1,159,808,854.38	1.01946	Indices at 20
16.1509	1,138,340,144.59	1.01982	
16.2437	1,117,272,237.68	1.02018	
15.982	1,096,593,804.55	1.02054	
16.2857	1,076,297,674.55	1.02091	
16.1342	1,056,376,762.16	1.02129	
15.5162	1,036,824,136.48	1.02168	
15.7913	1,017,632,994.56	1.02207	
15.4355	998,796,659.01	1.02247	
15.774	980,308,575.74	1.02288	
15.3932	962,175,145.28	1.0233	
15.2788	944,376,744.74	1.02372	
15.0225	926,907,189.26	1.02415	
14.6562	909,760,408.08	1.02459	
14.3784	892,930,442.46	1.02504	
14.0379	876,411,443.59	1.0255	
13.677	860,197,684.41	1.02596	
13.3262	844,283,515.66	1.02643	
13.0579	828,663,406.36	1.02691	
12.6998	813,331,927.56	1.02741	
12.4379	798,283,750.50	1.02791	
13.3961	783,518,622.43	1.02842	
13.1024	769,034,707.39	1.02894	
12.745	754,818,298.97	1.02947	
12.4446	740,864,387.72	1.03001	
12.1834	727,168,130.39	1.03056	
12.0733	713,724,773.05	1.03112	
12.2292	700,530,730.64	1.03169	
12.1264	687,580,465.11	1.03227	
12.0732	674,869,333.59	1.03286	
12.116	662,392,908.03	1.03346	
11.9613	650,146,857.94	1.03408	
11.975	638,126,932.70	1.0347	
11.6113	626,329,799.96	1.03534	
11.6566	614,678,161.92	1.03599	
11.6575	603,243,308.25	1.03665	
11.6626	592,020,434.81	1.03733	
11.7158	581,005,620.51	1.03802	
11.6653	570,195,016.65	1.03821	
11.8227	559,584,865.09	1.03821	
11.7715	549,172,093.49	1.03821	
11.765	538,952,556.49	1.03821	
11.8984	528,922,505.59	1.03821	
11.7521	519,078,435.36	1.03821	
11.7919	509,416,905.13	1.03821	

12.404	499,934,537.79	1.03821
12.4551	490,651,411.71	1.03821
12.4106	481,540,202.61	1.03821
12.4114	472,597,599.22	1.03821
12.4569	463,820,487.44	1.03821
12.4142	455,205,810.63	1.03821
12.462	446,750,568.55	1.03821
12.4202	438,451,816.32	1.03821
12.4214	430,306,686.15	1.03821
12.5917	422,312,317.31	1.03821
12.4642	414,465,924.94	1.03821
12.5118	406,764,775.58	1.03821
20.7336	399,206,111.18	1.03821
12.7173	391,741,565.98	1.03821
12.6596	384,415,146.71	1.03821
12.66	377,224,705.42	1.03821
12.7191	370,167,727.75	1.03821
12.661	363,241,745.76	1.03821
12.7238	356,444,337.06	1.03821
12.6652	349,773,123.96	1.03821
12.6659	343,225,772.67	1.03821
13.1134	336,799,992.49	1.03821
12.6675	330,480,822.20	1.03821
12.7287	324,279,111.29	1.03821
12.6726	318,192,686.30	1.03821
12.7347	312,219,415.07	1.03821
12.6742	306,357,202.44	1.03821
12.6748	300,603,993.11	1.03821
12.7374	294,957,769.76	1.03821
12.6764	289,416,552.30	1.03821
12.7407	283,978,397.20	1.03821
12.6791	278,641,396.84	1.03821
12.6801	273,403,678.80	1.03821
12.9336	268,263,405.25	1.03821
12.6825	263,218,772.30	1.03821
12.7478	258,267,647.09	1.03821
12.6851	253,408,663.80	1.03821
12.7513	248,640,116.46	1.03821
12.6832	243,960,330.55	1.03821
12.6801	239,367,662.54	1.03821
12.7434	234,860,499.20	1.03821
12.6752	230,437,257.14	1.03821
12.7401	226,096,382.17	1.03821
12.6716	221,836,348.85	1.03821
12.6707	217,586,749.45	1.03821
13.1061	213,416,924.44	1.03821
12.6694	209,325,390.58	1.03821
12.7383	205,310,692.08	1.03821
12.6696	201,371,400.11	1.03821
12.74	197,506,112.27	1.03821
12.6707	193,713,452.10	1.03821
12.6716	189,992,068.65	1.03821

12.7444	186,340,635.96	1.03821
12.6744	182,757,852.62	1.03821
12.7489	179,242,441.31	1.03821
12.328	175,793,148.36	1.03821
12.3321	172,408,743.31	1.03821
12.7698	169,088,018.47	1.03821
12.3408	165,829,788.53	1.03821
12.4215	162,632,890.11	1.03821
12.3506	159,496,181.40	1.03821
12.4331	156,418,541.71	1.03821
12.3611	153,398,871.10	1.03821
12.3667	150,436,090.03	1.03821
12.4521	147,529,138.93	1.03821
12.3785	144,676,977.86	1.03821
12.4659	141,878,586.14	1.03821
12.3911	139,132,962.02	1.03821
12.3977	136,439,122.28	1.03821
12.8369	133,796,101.93	1.03821
12.4117	131,202,953.85	1.03821
12.5044	128,658,748.48	1.03821
12.4264	126,162,573.46	1.03821
12.5218	123,700,861.44	1.03821
12.4425	121,285,276.58	1.03821
12.451	118,915,454.11	1.03821
12.5503	116,590,539.32	1.03821
12.4685	114,309,693.33	1.03821
12.5704	112,072,092.83	1.03821
12.4954	109,876,929.78	1.03844
12.5348	107,723,411.14	1.03924
12.8454	105,610,758.59	1.04006
12.6165	103,538,208.22	1.04089
12.7711	101,505,010.32	1.04175
12.7021	99,510,429.11	1.04262
12.8676	97,553,742.42	1.04351
12.7919	95,634,241.52	1.04443
12.8383	93,751,230.82	1.04536
13.0205	91,904,027.65	1.04631
12.9345	90,091,962.00	1.04729
13.1281	88,314,376.33	1.04829
13.0354	86,570,625.27	1.04931
13.091	84,860,075.45	1.05036
13.5945	83,182,105.27	1.05142
13.2119	81,536,104.65	1.05252
13.4187	79,921,474.88	1.05364
13.3383	78,337,628.34	1.05478
13.5441	76,783,988.32	1.05595
13.4702	75,259,988.85	1.05715
13.5384	73,765,074.45	1.05838
13.7428	72,298,699.98	1.05963
13.6795	70,860,330.41	1.06092
13.8827	69,449,440.68	1.06223
13.8267	68,065,515.45	1.06358

13.9028	66,708,048.99	1.06496
14.458	65,376,544.97	1.06637
14.0603	64,070,516.25	1.06782
14.2608	62,789,484.79	1.0693
14.2179	61,532,981.41	1.07081
14.408	60,300,545.67	1.07237
14.3687	59,091,725.67	1.07396
14.4467	57,906,077.95	1.07559
14.6368	56,743,167.26	1.07726
14.6082	55,602,566.47	1.07897
14.7982	54,483,856.39	1.08072
14.7774	53,386,625.61	1.08252
14.8648	52,310,470.41	1.08436
15.5588	51,254,994.55	1.08625
15.0459	50,219,809.18	1.08818
15.2357	49,204,532.69	1.09017
15.2355	48,208,790.55	1.0922
15.4252	47,232,215.22	1.09429
15.4341	46,274,446.01	1.09643
15.537	45,335,128.92	1.09862
15.7264	44,413,916.57	1.10088
15.7498	43,510,468.02	1.10319
15.9392	42,624,448.70	1.10556
15.9728	41,755,530.27	1.10799
16.0884	40,903,390.50	1.11049
16.5652	40,067,713.15	1.11306
16.3275	39,248,187.90	1.11569
16.5164	38,444,510.20	1.1184
16.5781	37,656,381.16	1.12117
16.7669	36,883,507.49	1.12403
16.8408	36,125,601.33	1.12696
16.9768	35,382,380.23	1.12997
17.2003	34,653,566.97	1.13307
17.2587	33,938,889.51	1.13625
17.5549	33,238,080.89	1.13953
17.5543	32,550,879.11	1.14289
17.7074	31,877,027.09	1.14635
19.0569	31,216,272.51	1.14992
18.0248	30,568,367.78	1.15358
18.535	29,933,069.91	1.15735
18.3575	29,310,140.48	1.16123
18.9685	28,699,345.47	1.16523
18.7283	28,100,455.27	1.16934
18.9615	27,513,244.54	1.17358
19.6692	26,937,492.14	1.17795
19.4456	26,372,981.08	1.18245
20.1729	25,819,498.39	1.18709
19.9564	25,276,835.12	1.19188
20.2238	24,744,786.18	1.19681
21.9678	24,223,150.33	1.2019
20.7849	23,711,730.11	1.20715
21.5779	23,210,331.72	1.21257

21.3826	22,718,764.99	1.21817
22.2058	22,236,843.32	1.22395
22.0208	21,764,383.57	1.22992
22.3559	21,301,206.05	1.2361
23.2287	20,847,134.43	1.24248
23.061	20,401,995.65	1.24908
23.9704	19,965,619.91	1.25591
23.8159	19,537,840.60	1.26297
24.2135	19,118,494.19	1.27029
26.3008	18,707,420.23	1.27787
25.0524	18,304,461.29	1.28572
26.068	17,909,462.86	1.29386
25.9541	17,522,273.32	1.3023
27.0192	17,142,743.93	1.31106
26.9251	16,770,728.68	1.32015
27.439	16,406,084.34	1.3296
28.5875	16,048,670.33	1.33941
28.5282	15,698,348.74	1.34961
29.7393	15,354,984.21	1.36022
29.7072	15,018,443.93	1.37127
30.3336	14,688,597.58	1.38277
32.3161	14,365,317.29	1.39475
31.6671	14,048,477.58	1.40725
33.0657	13,737,955.32	1.42029
33.1195	13,433,629.70	1.43391
41.2978	13,135,382.17	1.44814
53.7107	12,843,096.41	1.46302
54.5949	12,556,658.27	1.47859
56.2806	12,275,955.76	1.4949
56.5019	12,000,878.99	1.51199
58.3196	11,731,320.11	1.52994
58.6158	11,467,173.32	1.54878
59.7592	11,208,334.81	1.56859
63.4934	10,954,702.70	1.58944
62.241	10,706,177.05	1.61141
64.4732	10,462,659.77	1.63458
65.0175	10,224,054.64	1.65906
67.4606	9,990,267.23	1.68494
68.1376	9,761,204.90	1.71235
69.8452	9,536,776.75	1.74142
72.672	9,316,893.57	1.77229
73.6003	9,101,467.87	1.80514
76.7407	8,890,413.76	1.84015
77.8824	8,683,647.00	1.87753
80.2544	8,481,084.92	1.91752
86.3455	8,282,646.42	1.9604
85.5433	8,088,251.92	2.00647
89.7696	7,897,823.34	2.0561
91.7246	7,711,284.06	2.10971
96.5401	7,528,558.93	2.16776
99.0767	7,349,574.19	2.23083
103.2585	7,174,257.49	2.29959

109.1339	7,002,537.84	2.3748
112.8747	6,834,345.59	2.45742
119.7319	6,669,612.40	2.54856
124.6072	6,508,271.21	2.6496
131.4905	6,350,256.26	2.7622
143.104	6,195,502.99	2.88844
147.9386	6,043,948.09	3.03092
159.1642	5,895,529.43	3.19295
169.2625	5,750,186.07	3.37879
183.7685	5,607,858.20	3.59407
197.9551	5,468,487.16	3.84629
216.3512	5,332,015.39	4.14579
239.8552	5,198,386.43	4.50714
265.8793	5,067,544.86	4.95156
301.602	4,939,436.35	5.51128
344.9906	4,814,007.56	6.23764
405.3077	4,691,206.18	7.21776
493.753	4,570,980.90	8.61236
623.0198	4,453,281.36	10.75416
852.6461	4,338,058.16	14.46207
1342.7019	4,225,262.85	22.44056
4670.2007	4,114,847.90	52.06704

	AFC	Cap Cash from 5-A2 Cap	AFC using Cap Cash from 5-A2	XS Derivative Cap Cash (Just 2-A Excess)	AFC Using XS Derivative Cap Cash	Excess Available from Group 5 to cover Basis Risk
1	4.95998	9,561,255.11	11.3243	-	11.3243	809,355.55
2	6.08007	7,121,730.53	11.9141	-	11.9141	809,412.92
3	6.08017	6,999,418.12	11.8405	-	11.8405	809,479.25
4	6.28297	6,544,639.07	11.8778	-	11.8778	809,554.70
5	6.08042	6,703,562.05	11.6591	-	11.6591	809,639.49
6	6.28326	6,230,304.48	11.6762	-	11.6762	809,733.85
7	6.08074	6,341,027.18	11.4309	-	11.4309	809,838.03
8	6.08092	6,135,562.39	11.2987	-	11.2987	809,952.32
9	6.73266	5,096,209.25	11.5721	-	11.5721	810,077.02
10	6.08133	5,678,302.41	10.9969	-	10.9969	810,212.45
11	6.28428	5,174,286.06	10.9589	-	10.9589	810,358.97
12	6.08181	5,162,599.87	10.6435	-	10.6435	810,516.98
13	6.28481	4,656,404.55	10.5846	-	10.5846	810,686.89
14	6.08235	4,610,929.30	10.2496	-	10.2496	810,858.77
15	6.08262	4,342,520.32	10.0519	-	10.0519	811,032.64
16	6.28566	3,888,658.25	10.0003	-	10.0003	811,208.53
17	6.08318	3,817,409.59	9.6522	-	9.6522	811,386.47
18	6.28624	3,399,593.06	9.6079	-	9.6079	811,566.47
19	6.08375	3,314,009.55	9.253	-	9.253	811,748.57
20	6.08404	3,069,090.40	9.0525	-	9.0525	811,932.79
21	6.73622	2,437,156.92	9.3757	-	9.3757	812,119.15
22	6.08463	2,592,411.98	8.6495	-	8.6495	812,307.69
23	6.28776	2,251,972.01	8.6163	-	8.6163	812,498.42
24	6.08523	2,132,760.79	8.2437	511,614.60	8.7614	812,691.38
25	6.28839	1,821,358.24	8.2148	408,819.89	8.6472	812,886.59
26	6.08585	1,689,532.98	7.8349	502,275.63	8.3548	813,084.09
27	6.08617	1,473,895.00	7.6294	499,566.38	8.1524	813,283.89
28	6.28937	1,204,118.65	7.607	406,626.96	8.0519	813,486.03
29	6.08681	1,054,216.47	7.216	501,977.86	7.7536	813,690.54
30	6.29004	810,374.30	7.1972	490,950.67	7.7468	813,897.45
31	6.08746	-	6.0874	578,528.04	6.7213	814,106.78
32	6.0878	-	6.0878	568,648.57	6.718	814,318.57
33	6.50801	-	6.508	392,250.84	6.978	814,532.84
34	6.08848	-	6.0884	558,707.88	6.7218	814,749.63
35	6.29178	-	6.2917	460,942.88	6.8379	814,968.98
36	6.08917	-	6.0891	-	6.0891	815,190.90
37	6.29251	-	6.2925	-	6.2925	815,415.44
38	6.08989	-	6.0898	-	6.0898	814,698.89
39	6.09025	-	6.0902	-	6.0902	813,988.36
40	6.29363	-	6.2936	-	6.2936	813,283.85
41	6.09099	-	6.0909	-	6.0909	812,585.36
42	6.29441	-	6.2944	-	6.2944	811,892.90
43	6.09174	-	6.0917	-	6.0917	811,206.47
44	6.09212	-	6.0921	-	6.0921	810,526.09
45	6.74528	-	6.7452	-	6.7452	809,851.74
46	6.09291	-	6.0929	-	6.0929	809,183.45
47	6.29641	-	6.2964	-	6.2964	808,521.21

48	6.09371	-	6.0937	-	6.0937	807,865.05
49	6.29725	-	6.2972	-	6.2972	807,214.95
50	6.09453	-	6.0945	-	6.0945	806,570.94
51	6.09494	-	6.0949	-	6.0949	805,933.01
52	6.29855	-	6.2985	-	6.2985	805,301.19
53	6.09579	-	6.0957	-	6.0957	804,675.48

AFC Using Excess Available from Groups 5	Excess Available from Group 1-4 to cover Basis Risk	AFC Using Excess Available from Groups1-4	Class 5-A2 Amortization	Group 5 Collateral
11.863	-	11.863	594,359,000.00	1,428,242,399.85
12.5771	-	12.5771	588,720,438.18	1,422,603,838.02
12.5066	461,199.15	12.8861	582,201,766.09	1,416,085,165.93
12.5698	454,755.29	12.9585	574,808,428.80	1,408,691,828.64
12.3328	448,413.28	12.7059	566,547,520.47	1,400,430,920.31
12.3771	442,170.60	12.7598	557,427,783.15	1,391,311,182.99
12.1141	436,025.65	12.4819	547,459,600.43	1,381,343,000.27
11.9875	429,976.17	12.3531	536,654,986.03	1,370,538,385.87
12.3413	424,020.28	12.7439	525,027,567.26	1,358,910,967.10
11.6982	418,156.06	12.0601	512,592,563.29	1,346,475,963.13
11.691	412,381.57	12.0635	499,366,758.30	1,333,250,158.14
11.3596	406,854.50	11.7191	485,368,469.45	1,319,251,869.29
11.3332	401,288.32	11.7037	470,617,509.79	1,304,500,909.63
10.9824	395,806.16	11.3401	456,026,897.08	1,289,910,296.92
10.7932	390,406.57	11.15	441,594,911.07	1,275,478,310.91
10.7752	385,087.81	11.143	427,319,849.84	1,261,203,249.68
10.4108	379,848.12	10.7659	413,200,029.65	1,247,083,429.49
10.4008	374,686.02	10.7669	399,233,784.67	1,233,117,184.51
10.0293	307,356.57	10.3232	385,419,466.86	1,219,302,866.70
9.8378	155,746.00	9.9884	371,755,445.73	1,205,638,845.57
10.2552	259,756.76	10.5365	358,240,108.20	1,192,123,508.04
9.4531	-	9.4531	344,871,858.36	1,178,755,258.20
9.4564	-	9.4564	331,649,117.35	1,165,532,517.19
9.5838	303,274.70	9.8907	318,570,323.12	1,152,453,722.96
9.507	284,599.74	9.808	305,633,930.29	1,139,517,330.13
9.1965	41,855.85	9.2398	292,838,409.95	1,126,721,809.79
9.0039	-	9.0039	280,182,249.52	1,114,065,649.36
8.9421	-	8.9421	267,663,952.52	1,101,547,352.36
8.6251	-	8.6251	255,282,038.45	1,089,165,438.29
8.6579	-	8.6579	243,035,042.60	1,076,918,442.44
7.6133	-	7.6133	230,921,515.88	1,064,804,915.72
7.6204	-	7.6204	218,940,024.64	1,052,823,424.48
7.954	-	7.954	207,089,150.56	1,040,972,550.40
7.6455	-	7.6455	195,367,490.42	1,029,250,890.26
7.8036	-	7.8036	183,773,655.98	1,017,657,055.82
7.0346	-	7.0346	172,306,273.80	1,006,189,673.64
7.281	-	7.281	160,963,985.11	994,847,384.95
7.0565	-	7.0565	150,493,998.09	983,628,845.46
7.0671	-	7.0671	140,143,415.12	972,532,725.24
7.3138	-	7.3138	129,910,939.57	961,557,708.53
7.0887	-	7.0887	119,795,288.83	950,702,493.61
7.3364	-	7.3364	109,795,194.12	939,965,792.69
7.1108	-	7.1108	99,909,400.42	929,346,331.66
7.122	-	7.122	90,136,666.22	918,842,850.05
7.8977	-	7.8977	80,475,763.50	908,454,100.83
7.1449	-	7.1449	70,925,477.46	898,178,850.28
7.3951	-	7.3951	61,484,606.49	888,015,877.84

7.1683	-	7.1683	52,151,961.96	877,963,975.98
7.4195	-	7.4195	42,926,368.11	868,021,950.06
7.1923	-	7.1923	33,806,661.92	858,188,618.20
7.2045	-	7.2045	24,791,692.97	848,462,811.12
7.4574	-	7.4574	15,880,323.28	838,843,372.04
7.2292	-	7.2292	7,071,427.22	829,329,156.50

Group 5		
Adjustment Fraction	Actual Days	
1.00351	38	Indices at 20
1.00353	31	
1.00354	31	
1.00356	30	
1.00358	31	
1.00361	30	
1.00363	31	
1.00366	31	
1.00369	28	
1.00373	31	
1.00376	30	
1.0038	31	
1.00385	30	
1.00389	31	
1.00393	31	
1.00398	30	
1.00402	31	
1.00407	30	
1.00412	31	
1.00416	31	
1.00421	28	
1.00426	31	
1.00431	30	
1.00436	31	
1.00441	30	
1.00446	31	
1.00451	31	
1.00456	30	
1.00461	31	
1.00466	30	
1.00472	31	
1.00477	31	
1.00483	29	
1.00488	31	
1.00494	30	
1.00499	31	
1.00505	30	
1.00511	31	
1.00517	31	
1.00523	30	
1.00529	31	
1.00535	30	
1.00541	31	
1.00547	31	
1.00553	28	
1.0056	31	
1.00566	30	

1.00573	31
1.00579	30
1.00586	31
1.00593	31
1.00599	30
1.00606	31

Period	Excess Spread
1	1.6238
2	2.0024
3	1.9951
4	2.0399
5	1.9766
6	2.0175
7	1.9529
8	1.9389
9	2.0708
10	1.906
11	1.9337
12	1.866
13	1.8868
14	1.8195
15	1.7954
16	1.8096
17	1.7455
18	1.755
19	1.6931
20	1.6659
21	1.7277
22	1.6097
23	1.6064
24	1.5506
25	1.5419
26	1.4887
27	1.4566
28	1.439
29	1.4188
30	1.4332
31	1.4162
32	1.4149
33	1.4473
34	1.4121
35	1.4284
36	1.4093
37	1.4263
38	1.4062
39	1.4046
40	1.4229
41	1.4013
42	1.4205
43	1.3978
44	1.396
45	1.4615
46	1.3995
47	1.4294
48	1.4124
49	1.4437
50	1.4258
51	1.4327

52	1.4663
53	1.447
54	1.4822
55	1.4619
56	1.4696
57	1.5671
58	1.4855
59	1.5251
60	1.5022
61	1.5439
62	1.5188
63	1.5268
64	1.5705
65	1.5434
66	1.5893
67	1.5608
68	1.5699
69	1.6993
70	1.5885
71	1.6403
72	1.6081
73	1.6625
74	1.6279
75	1.6378
76	1.6956
77	1.6584
78	1.7192
79	1.6801
80	1.6913
81	1.8109
82	1.7148
83	1.7837
84	1.7394
85	1.812
86	1.7592
87	1.7663
88	1.8387
89	1.7834
90	1.8613
91	1.8049
92	1.8171
93	2.0495
94	1.8446
95	1.9366
96	1.8758
97	1.9736
98	1.9106
99	1.9293
100	2.0361
101	1.9693
102	2.0824
103	1.5414

104	1.5651
105	1.9199
106	1.615
107	1.7571
108	1.6683
109	1.8183
110	1.7251
111	1.7548
112	1.9174
113	1.817
114	1.9885
115	1.8828
116	1.9172
117	2.3985
118	1.9383
119	2.0795
120	1.9176
121	2.0595
122	1.8958
123	1.8844
124	2.0274
125	1.8614
126	2.0065
127	1.8388
128	1.8269
129	2.1319
130	1.8022
131	1.9495
132	1.7759
133	1.9242
134	1.7491
135	1.7363
136	1.8878
137	1.7094
138	1.862
139	1.6809
140	1.6679
141	2.1656
142	1.6456
143	1.8054
144	1.6218
145	1.7829
146	1.5965
147	1.5831
148	1.7464
149	1.5552
150	1.72
151	1.5253
152	1.5096
153	2.0438
154	1.4766
155	1.6456

156	1.4412
157	1.6218
158	1.4326
159	1.4325
160	1.6247
161	1.4323
162	1.6268
163	1.4321
164	1.432
165	2.0273
166	1.4317
167	1.6329
168	1.4315
169	1.6356
170	1.4312
171	1.4311
172	1.6402
173	1.4308
174	1.6436
175	1.4304
176	1.4303
177	1.8683
178	1.4299
179	1.6692
180	1.5216
181	1.8239
182	1.6836
183	1.7705
184	2.0848
185	1.9574
186	2.2812
187	2.1639
188	2.2754
189	3.0624
190	2.517
191	2.8712
192	2.7867
193	3.1566
194	3.0892
195	3.2546
196	3.6537
197	3.6179
198	4.0411
199	4.0318
200	4.2609
201	5.1764
202	4.7716
203	5.2802
204	5.3657
205	5.9236
206	6.0645
207	6.4619

208	7.1203
209	7.3758
210	8.1277
211	8.4913
212	9.1461
213	10.5507
214	10.7119
215	11.881
216	12.7443
217	14.228
218	15.4841
219	17.2438
220	19.5945
221	21.9942
222	25.5301
223	29.621
224	35.4688
225	44.2875
226	56.8171
227	79.8442
228	130.1948
229	338.254

Lehman Brothers

Discount Margin Table - Bond 2A1

Settle as of 06/17/05

Bond Summary - Bond 2A1

Initial Coupon:	4.740	Type:	Fltr
Orig Bal:	1,113,082,000		
Orig Not:	330,513,000	Formula:	(LIB_1M)+157.0bp
Factor:	1.000000	Cap/Floor/Margin:	11.00/0.00/1.57
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

	0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 25 CPR LIB_1M: 3.17		0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 35 CPR LIB_1M: 3.17		0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 45 CPR LIB_1M: 3.17	
Price	DM	Duration	DM	Duration	DM	Duration
102.00000	72	2.67	35	1.86	-12	1.35
Average Life	3.00		2.01		1.42	
First Pay	07/25/05		07/25/05		07/25/05	
Last Pay	06/25/13		12/25/10		06/25/09	

Tsy BM		1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield											
Coupon											

Lib BM		1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	3.7000	3.9610	4.1081	4.2079	4.2928	4.4330	4.6108	4.7033	4.8149	4.9165	

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond 4A2

Settle as of 06/22/05

Bond Summary - Bond 4A2	
Fixed Coupon: 5.629	Type: Fixed
Orig Bal: 398,870,000	
Factor: 1.0000000	
Factor Date: 06/25/05	Next Pmt: 07/25/05
Delay: 24	Cusip:

Price	10 CPB		15 CPB		20 CPB		25 CPB		30 CPB		35 CPB		40 CPB	
	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
101-16	4.83	2.17	4.83	2.17	4.83	2.17	4.83	2.17	4.83	2.17	4.83	2.17	4.83	2.17
Average Life	2.43		2.43		2.43		2.43		2.43		2.43		2.43	
First Pay	07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05		07/25/05	
Last Pay	06/25/10		06/25/10		06/25/10		06/25/10		06/25/10		06/25/10		06/25/10	

Tsy BM	Lib BM	1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
Yield	Yield	3.8742	4.0582	4.1522	4.2147	4.2697	4.3601	4.4882	4.5657	4.6600	4.7468
Coupon											

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

 American Home Mortgage

$[1,408,243,000]

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2,
Group V

American Home Mortgage Securities LLC
Depositor

American Home Mortgage Servicing, Inc.
RMBS Servicer

Wells Fargo Bank, N.A.
RMBS Master Servicer/Securities Administrator

Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
UBS Investment Bank
Greenwich Capital Markets, Inc.
Goldman, Sachs & Co.
Underwriters

All Statistical Information based upon Information as of May 26, 2005.

Trading	Khalil Kanaan	(212) 526-8320
	Brian Hargrave	(212) 526-8320
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
Residential Finance	Tom O'Hara	(212) 526-6469
	Mary Stone	(212) 526-9606
	Darius Houseal	(212) 526-9466
	Bassel Kikano	(212) 526-6773

LEHMAN BROTHERS

1

RESIDENTIAL MORTGAGE FINANCE
June 6, 2005

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Lehman Brothers in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Lehman Brothers and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Lehman Brothers nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the **Lehman Brothers Trading Desk at (212) 526-8320.**

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$[1,408,243,000]
American Home Mortgage Securities, LLC
Mortgage Backed Notes, Series 2005-2, Group V

Class	Approx. Size ($) [1]	Rating S&P/Moodys [2]	Initial CE% [3]	Note Interest Rate	WALs [7]	Collateral	Note Type
Group V Offered Notes							
V-A-1	$133,112,000	AAA/Aaa	[6.80%]	FIXED [4]	6.44	Fixed Rate	Group V Senior/NAS(8)
V-A-2	$594,359,000	AAA/Aaa	[6.80%]	LIBOR [5]	1.25	Fixed Rate	Group V Senior
V-A-3	$262,211,000	AAA/Aaa	[6.80%]	FIXED [4]	3.00	Fixed Rate	Group V Senior
V-A-4	$341,439,000	AAA/Aaa	[6.80%]	FIXED [4]	6.35	Fixed Rate	Group V Senior
V-M-1	$16,424,000	AA+/Aa1	[5.65%]	LIBOR [6]	5.68	Fixed Rate	Group V Sub.
V-M-2	$16,424,000	AA+/Aa2	[4.50%]	LIBOR [6]	5.68	Fixed Rate	Group V Sub.
V-M-3	$9,283,000	AA/Aa3	[3.85%]	LIBOR [6]	5.68	Fixed Rate	Group V Sub.
V-M-4	$19,281,000	Aa/NR	[2.50%]	LIBOR [6]	5.68	Fixed Rate	Group V Sub.
V-M-5	$15,710,000	A/NR	[1.40%]	LIBOR [6]	5.65	Fixed Rate	Group V Sub.
Non-Offered Securities							
V-B	$15,000,551	BBB/NR	[0.35%]	LIBOR [6]	N/A	Fixed Rate	Group V Sub.
N	Notional	Information Not Provided					NIM
Trust Cert	Notional						Trust Certificate

(1) Subject to a permitted variance of +/- 10% in aggregate

(2) Rating levels are subject to final approval

(3) Initial credit enhancement for the Notes includes overcollateralization which will initially equal [0.35%]. The OC target amount for the Group V Notes will equal 0.35% of the Cut-Off Date principal balance of the related mortgage loans plus the related pre-funded amount.

(4) The Note Interest Rate for the Class V-A-1, Class V-A-3 and Class V-A-4 Notes will be a 30/360 fixed rate equal to [4.780]%, [4.789]% and [5.171]% respectively, subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the Note Interest Rate for the Class V-A-1, Class V-A-3 and Class V-A-4 Notes will be increased by 0.50%.

(5) The Note Interest Rate for the Class V-A-2 Notes will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, and (ii) a maximum note interest rate of [10.00%] subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class V-A-2 Notes will increase to 2 times the original margin.

(6) The Note Interest Rate for the Class V-M-1 Notes, Class V-M-2 Notes, Class V-M-3 Notes, Class V-M-4 Notes and Class V-M-5 (together, the "Class V-M Notes") and the Class V-B Notes will be an actual/360 floating rate based on the lesser of (i) One-Month LIBOR plus [tbd]%, [tbd]% , [tbd]%, [tbd]%, [tbd]% and [tbd]%, respectively and (ii) a maximum note interest rate of [10.00%], each subject to the related Available Funds Rate described herein. On the first payment date after the first possible Optional Termination Date, the margin for the Class V-M Notes and Class V-B Notes will increase to 1.5 times the original margin.

(7) WALs are calculated at the pricing speed to the 10% Optional Termination. Pricing Speed is 8% CPR ramping to 24% CPR over the first 12 distribution dates and then 24% CPR thereafter.

(8) The Class V-A-1 Notes will not receive accelerated payments of principal to the same extent as the other senior notes because principal distributions with respect to such class will not be made until July 2008, unless the other Class V-A Notes are retired prior to that date.

COLLATERAL DESCRIPTION

- Conventional, one- to four-family fixed-rate loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in Exhibit V attached hereto.

- Approximately 77.77% of the mortgage loans in Loan Group V have "conforming" balances. However, some of these loans may have been underwritten in accordance with underwriting standards which are primarily intended to provide single family "non-conforming" mortgage loans. A "non-conforming" mortgage loan means a mortgage loan which is ineligible for purchase by Fannie Mae or Freddie Mac due to either credit characteristics of the related mortgagor or documentation standards in connection with the underwriting of the related mortgage loan that do not meet the Fannie Mae or Freddie Mac underwriting guidelines for "A" credit borrowers. For a description of the underwriting standards under which the mortgage loans were originated, refer to the section titled "Mortgage Loan Origination – Underwriting Guidelines" in the prospectus supplement.

- The mortgage loans were originated by American Home. American Home Mortgage Investment Corp. and, together with its wholly-owned subsidiaries, collectively referred to as American Home, is primarily engaged in the business of originating and servicing residential mortgage loans.

- Approximately 4.71% of the mortgage loans in Loan Group V have a loan-to-value ratio greater than 80%.

- Approximately 0.25% of the mortgage loans in Loan Group V have an loan-to-value greater than 80% and do not have MI.

- As of the Cut-Off Date, none of the mortgage loans in Loan Group V will be greater than 30-days delinquent.

- Approximately 42.98% of the mortgage loans in Loan Group V provide for a period of interest only payments before they convert to fully amortizing.

LOAN GROUP DESCRIPTION

➢ Group V – *Fixed Rate Mortgages*

Loan Description	% of Pool	Gross WAC (%)	Net WAC (%)	WALA (mos.)	Orig Term	Avg Bal ($)
Non Conforming 15 Yr Fixed Non IO	0.666	6.212	5.962	1	180	425,746.64
Non Conforming 30 Yr Fixed Non IO	10.212	6.532	6.282	1	360	471,630.10
Non Conforming 30 Yr Fixed 5 Year IO	11.351	6.628	6.378	1	360	524,236.81
Conforming 15 Yr Fixed Non IO	2.487	6.135	5.885	1	180	125,276.77
Conforming 30 Yr Fixed Non IO	43.656	6.519	6.269	1	360	152,934.00
Conforming 30 Yr Fixed 5 Year IO	31.629	6.486	6.236	1	360	175,521.53
Group 5 Totals:	100.000	6.511	6.261	1	354	188,547.30

SUMMARY OF TERMS

Depositor:	American Home Mortgage Securities LLC.
RMBS Servicer/Securities Administrator:	Wells Fargo Bank, N.A.
RMBS Servicer:	American Home Mortgage Servicing, Inc.
Underwriters:	Lehman Brothers Inc. (lead manager), Bear, Stearns & Co. Inc., UBS Investment Bank, Greenwich Capital Markets, Inc. and Goldman, Sachs & Co. (co-managers).
Custodian:	Deutsche Bank National Trust Company.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	M&T Bank
Rating Agencies:	Standard & Poor's and Moody's Investors Service.
Cut-off Date:	June 1, 2005
Statistical Cut-off Date:	May 26, 2005
Expected Settlement Date:	June [22], 2005
Expected Pricing Date:	June [16], 2005
Payment Date:	25th day of each month (or the next business day), commencing July 25, 2005.
Final Scheduled Payment Date:	[July 25, 2035]
Optional Clean-Up Call:	The holder of a majority percentage interest in the trust certificates may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the Mortgage Loans is reduced to 10% of the aggregate principal balance of the Mortgage Loans in Groups I-IV and Group V as of the Cut-off Date plus amounts on deposit in the related prefunding accounts as of the Closing Date. In addition, the holder of a majority percentage interest in the trust certificates may repurchase each of the Group 1-IV mortgage loans and Group V mortgage loans, separately, when each such group is reduced to 10% of the aggregate principal balance of the Mortgage Laons in Groups I-IV and Group V, respectively as of the Cut-Off Date plus amounts on deposit in the related prefunding account as of the Closing Date as provided for in the prospectus supplement.
Group V Prefunding Account:	On the Closing Date cash in the estimated amount of approximately $[ ] will be deposited into the Group V Prefunding Account, but in no case more than 25% of the total mortgage loan group as of the Cut-Off Date including such prefunding amounts. Amounts on deposit in the Prefunding Account will be used to purchase additional related mortgage loans during the period ending no later than September 30, 2005 (the "Pre-Funding Period"). Any balance remaining in the Group V Prefunding Account after the end of the Pre-Funding Period will be distributed as principal to the Class V-A Notes on the following Distribution Date.
Group V Interest Coverage Account:	On the Closing Date, Cash in the estimated amount of approximately $[ ] will be deposited into the Group V Interest Coverage Account. Amounts in the Interest Coverage Account will be used to cover shortfalls in the amounts of interest generated

by the mortgage loans in loan group V attributable to the pre-funding feature.

Registration:	The Offered Notes will be available in book-entry form through DTC.
Offered Notes:	The Class V-A-1, Class V-A-2, Class V-A-3, Class V-A-4, Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4 and Class V-M-5 Notes are referred to herein as the "Offered Notes".
Denominations:	The Offered Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1 in excess thereof.
Federal Tax Treatment:	The Offered Notes will be characterized as debt for federal income tax purposes.
ERISA Considerations:	The Offered Notes generally may be purchased by, on behalf of, or with plan assets of, a Plan, if a prohibited transaction class exemption, based on the identity of the fiduciary making the decision to acquire such Notes on behalf of the Plan or the source of funds for such acquisition, is applicable to the acquisition, holding and transfer of the Offered Notes.
SMMEA Eligibility:	The Offered Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
P&I Advances:	The RMBS Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the RMBS Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses.
Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.
Servicing Fee:	With respect to each mortgage loan and any payment date, the fee payable to the RMBS Servicer in respect of servicing compensation that accrues at an annual rate equal to the related servicing fee rate multiplied by the stated principal balance of such mortgage loan as of the first day of the related Due Period.
Servicing Fee Rate:	0.25%

Accrual Period:	The "Accrual Period" for all of the Class V-A-2, Class V-M and Class V-B Notes will be the period from and including the preceding payment date (or from the Closing Date with respect to the first payment date) to and including the day prior to the current payment date. The "Accrual Period" for the Class V-A-1, Class V-A-3 and Class V-A-4 Notes will be the calendar month preceding the month in which the payment date occurs, beginning in June 2005. The Securities Administrator will calculate interest on the Class V-A-2, Class V-M and Class V-B Notes on an actual/360 basis. The Securities Administrator will calculate interest on the Class V-A-1, Class V-A-3 and Class V-A-4 Notes on a 30/360 basis.
Credit Enhancement for the Group V Notes	Subordination (includes initial OC):

Initially, [6.80]% for the Class V-A Notes, [5.65]% for the Class V-M-1 Notes, [4.50]% for the Class V-M-2, [3.85%] for the Class V-M-3 Notes, [2.50%] for the Class V-M-4, [1.40%] for the Class V-M-5 and 0.35% for the Class V-B Notes.

Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

Excess spread, which will initially be equal to approximately [ ] bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses on the Group V Notes and to replenish OC as needed.

Available Funds	For any Payment Date and with respect to loan group V, an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds, (2) any monthly advances and compensating interest payments made by the RMBS Master Servicer or RMBS Servicer for such Payment Date in respect of the Group V mortgage loans, (3) any amounts reimbursed by the RMBS Master Servicer in connection with losses on certain eligible investments, (4) amounts transferred from the Group V Interest Coverage Account and, at the end of the Funding Period, any excess amounts transferred from the Group V Pre-Funding Account and (5) interest earned on amounts on deposit in the Group V Pre-Funding Account, net of (x) fees payable to, and amounts reimbursable to, the RMBS Master Servicer, the RMBS Servicer, the Securities Administrator, the Indenture Trustee and the Custodian and (y) investment earnings on amounts on deposit in the master servicer collection account and the Payment account.
Accrued Note Interest:	For any Payment Date and each class of Notes, interest accrued during the related accrual period at the then-applicable Note Interest Rate on the related note principal balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Date with interest thereon at the related Note Interest Rate.

Available Funds Rate:	On any Payment Date and any class of Class V-A, Class V-M and Class V-B Notes, the per annum rate equal to the (a) the weighted average (as described below) of (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans in loan group V included in the trust as of the end of the prior Due Period, and (2) the amount of interest earned on amounts on deposit in the Group V Pre-Funding Account from the prior Payment Date to the current Payment Date, expressed as a percentage of the Pre-Funded Amount at the end of the prior Due Period and converted to a per annum rate, weighted on the basis of the Pre-Funded Amount as of the end of the related Due Period, times (b) in the case of the V-A-2, Class V-M and Class V-B Notes, a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period and times (c) the Adjustment Fraction. The weighted average of clauses (1) and (2) above shall be weighted on the basis of the aggregate Stated Principal Balance of the Group V mortgage loans as of the beginning of the related Due Period and the aggregate amount on deposit in the Group V Pre-Funding Account, respectively.
Adjustment Fraction:	For any Payment Date with respect to the Class V-A, Class V-M and Class V-B Notes, a fraction, (x) the numerator of which is the aggregate Stated Principal Balance of the Group V Loans at the beginning of the related Due Period, and (y) the denominator of which is the aggregate Note Principal Balance of the Class V-A, Class V-M and Class V-B Notes immediately prior to that Payment Date.
Principal Remittance Amount:	For any Payment Date and loan Group V, the sum of (a) the principal portion of all scheduled monthly payments on the Group V mortgage loans on the related due date, (b) the principal portion of all proceeds of the repurchase of a mortgage loan group V (c) any amount remaining on deposit in the Prefunding Account at the end of the Prefunding Period and (d) the principal portion of all other unscheduled collections received during the preceding calendar month in respect of the Group V mortgage loans. In addition, the Group V Principal Distribution Amount shall be reduced to the extent the Group V Overcollateralization Amount for exceeds the Group V Overcollateralization Target Amount, by the amount of such excess.
Group V Basic Principal Distribution Amount:	With respect to any Payment Date and loan group V, the lesser of (a) the excess of (i) the Group V Available Funds for such payment date over (ii) the aggregate amount of Accrued Note Interest for the Group V Notes for such payment date and (b) the related Principal Remittance Amount.
Group V Principal Distribution Amount:	For any Payment Date, the sum of (a) the Group V Basic Principal Distribution Amount and (b) the Group V Overcollateralization Increase Amount.
Group V Net Monthly Excess Cashflow:	For any Payment Date, the sum of (1) the excess of (x) the Group V Available Funds for such Payment Date over (y) the sum for such Payment Date of (a) the aggregate amount of Accrued Note Interest for the Group V Notes and (b) the aggregate Principal Remittance Amount used to make payments in respect of the principal to the Group V Notes and (2) amounts payable from the Net Monthly Excess Cashflow from the Group I-IV Loans as provided in the indenture.

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

Group V Overcollateralization Increase Amount:	For any Payment Date, the lesser of (i) the Group V Net Monthly Excess Cashflow for such payment date and (ii) the excess, if any, of (a) the Group V Overcollateralization Target Amount over (b) the Group V Overcollateralization Amount on such payment date after taking into account payments to the Group V Notes of the Group V Basic Principal Distribution Amount on such Payment Date.
Group V Overcollateralization Amount:	For any Payment Date, the amount, if any, by which (i) the aggregate principal balance of the Group V mortgage loans and the Group V Prefunded Amount exceeds (ii) the aggregate note principal balance of the Group V Notes as of such payment date.
Group V Overcollateralization Target Amount and Overcollateralization Floor:	0.35% of the Cut-off Date Balance of the Group V mortgage loans, including amounts in the Group V Prefunding Account as of the Closing Date.
Basis Risk Shortfall Carryforward Amount and Net WAC Shortfall Carryforward Amount:	For any Payment Date for the Class V-A-1, Class V-A-2, Class V-A-3, Class V-A-4, Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4, Class V-M-5 and Class V-B Notes, the sum of (A) the excess, if any, of (a) the Accrued Note Interest that would have been payable had the note interest rate for the related Notes been calculated at (i) the lesser of the LIBOR-based rate and the Maximum Rate with respect to the Class V-A-2, Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4, Class V-M-5 and Class V-B Notes or (ii) such class's fixed-rate with respect to the Class V-A-1, Class V-A-3 and Class V-A-4 Notes over (b) interest calculated at the Available Funds Rate plus (B) any such amounts remaining unpaid from prior payment dates with interest thereon at the Note Interest Rate for such payment date to the extent previously unreimbursed by related Net Monthly Excess Cashflow and in the case of the Class V-A-2 Notes, by the Class V-A-2 Cap Agreement.

Group V Stepdown Date:	The later to occur of (x) the Payment Date occurring in July 2008 and (y) the first Payment Date on which the credit enhancement percentage for the Class V-A Notes (calculated for this purpose only after taking into account distributions of principal on the related Mortgage Loans, but prior to any distribution of the Group V Principal Distribution Amounts to the holders of the Group V Notes then entitled to distributions of principal on such Payment Date) is greater than or equal to approximately [13.60]%.
Group V Trigger Event:	A "Group V Trigger Event," with respect to each Payment Date on or after the Stepdown Date, exists if the three-month rolling average of the percent equal to the sum of the aggregate Stated Principal Balances of the related mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties over the sum of the aggregate Stated Principal Balances of the related mortgage loans as of the last day of the related due period, equals or exceeds [50]% of the aggregate amount of the Class V-M and Class V-B Notes plus the Group V Overcollateralization Amount or if the Cumulative Loss Test has been violated.
Cumulative Loss Test:	The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses for the Group V mortgage loans incurred since the Cut-off Date through the last day of the related Due Period divided by the sum of (A) the aggregate principal balance of the Group V mortgage loans plus (B) any amounts in the Group V Prefunding Account as of the Cut-Off Date exceeds the applicable percentages set forth below with respect to such Payment Date.

Payment Date:	Percentage
July 2008 through June 2009:	[1.75]%
July 2009 and thereafter:	[2.00]%

Priority of Payments:	Payments on the Notes will be made on the 25th day of each month (or next business day) from Available Funds. Available Funds for loan group V will be distributed according to the following priority:

Available Funds:

On each Payment Date, payments on the Notes, to the extent of the Group V Available Funds, will be made according to the following priority:

Group V Interest Payments

1) From Group V Available Funds, concurrently, to the holders of the Class V-A Notes, pro rata, the related Accrued Note Interest and any related Unpaid Interest Shortfall;

2) From remaining Group V Available Funds, to the holders of the Class V-M-1 Notes, the Accrued Note Interest for such class;

3) From remaining Group V Available Funds, to the holders of the Class V-M-2 Notes, the Accrued Note Interest for such class;

4) From remaining Group V Available Funds, to the holders of the Class V-M-3 Notes, the Accrued Note Interest for such class;

5) From remaining Group V Available Funds, to the holders of the Class V-M-4 Notes, the Accrued Note Interest for such class;

6) From remaining Group V Available Funds, to the holders of the Class V-M-5 Notes, the Accrued Note Interest for such class;

7) From remaining Group V Available Funds, to the holders of the Class V-B Notes, the Accrued Note Interest for such class; and

8) Any remainder (to the extent not included as part of the Group V Principal Distribution Amount) to be included as Group V Net Monthly Excess Cashflow as described below.

Group V Principal Distributions:

Prior to the Group V Stepdown Date or on which a Group V Trigger Event is in effect:

1) From the Group V Principal Distribution Amount,
   a) To the Class V-A-1 Notes, the Class V-A-1 Priority Amount, until the Note Principal Balance of such class has been reduced to zero
   b) Any remaining Group V Principal Distribution Amount will be distributed to the Class V-A-2, Class V-A-3, Class V-A-4 and Class V-A-1 Notes, sequentially, in that order, until the Note Principal Balances thereof have been reduced to zero.

2) To the holders of the Class V-M-1, Class V-M-2, V-M-3, V-M-4 and V-M-5 and Class V-B Notes, sequentially, from the remaining Group V Principal Distribution Amount, until the Note Principal Balance of such class has been reduced to zero;

3) As part of Group V Net Monthly Excess Cashflow as described below.

On or after the Group V Stepdown Date on which a Group V Trigger Event is not in effect:

1) From the Class V-A Principal Distribution Amount,
   a) To the Class V-A-1 Notes, the Class V-A-1 Priority Amount, until the Note Principal Balance of such class has been reduced to zero
   b) Any remaining Group V Principal Distribution Amount will be distributed to the Class V-A-2, Class V-A-3, Class V-A-4 and Class V-A-1 Notes, sequentially, in that order, until the Note Principal Balances thereof have been reduced to zero.
2) To the holders of the Class V-M-1 Notes, Class V-M-1 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
3) To the holders of the Class V-M-2 Notes, Class V-M-2 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
4) To the holders of the Class V-M-3 Notes, Class V-M-3 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
5) To the holders of the Class V-M-4 Notes, Class V-M-4 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
6) To the holders of the Class V-M-5 Notes, Class V-M-5 Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero;
7) To the holders of the Class V-B Notes, Class V-B Principal Distribution Amount until the Note Principal Balance of such class has been reduced to zero; and
8) as part of Group V Net Monthly Excess Cashflow as described below.

Group V Net Monthly Excess Cashflow:

On Each Distribution Date, Group V Net Monthly Excess Cashflow will be distributed as follows:
1) to the holders of the Class V-A, Class V-M and Class V-B Notes in an amount equal to the Group V Overcollateralization Increase Amount, payable to such holders as part of the Group V Principal Distribution Amount in the same priority as described under "Group V Principal Distributions" above; to replenish the Group V Overcollateralization Amount;
2) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-1 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-1 Notes;
3) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-2 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-2 Notes;
4) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-3 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-3 Notes;
5) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-4 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-4 Notes;
6) From remaining Group V Net Monthly Excess Cashflow, to the Class V-M-5 Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-M-5 Notes;
7) From remaining Group V Net Monthly Excess Cashflow, to the Class V-B

Notes, any Unpaid Interest Shortfalls Amount and any Allocated Realized Loss Amount, in that order, on the Class V-B Notes;

8) Concurrently, to the V-A Notes any Net WAC Shortfall Carryforward Amount or in the case of the Class V-A-2 Notes, Basis Risk Shortfall Carryforward Amount due to such class, pro rata, based on the amount of Net WAC Shortfall Carryforward Amount or Basis Risk Shortfall Carryforward Amount; and then to the Class V-M-1, Class V-M-2, Class V-M-3, Class V-M-4, Class V-M-5 and Class V-B Notes, in that order, any Basis Risk Shortfall Carryforward Amount for such notes;

9) To the Group I-IV Notes any crossable payments as provided in the indenture;

10) To the holders of the Class N Notes as provided in the indenture; and

11) To the holders of the Trust Certificates, as provided in the indenture and trust agreement.

Class V-A Principal Distribution Amount:
For any applicable Payment Date on or after the Group V Stepdown Date as long as a Group V Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) the Group V Principal Distribution Amount for such Payment Date and (B) an amount equal to the excess, if any, of (x) the aggregate Note Principal Balance of the classes of Class V-A Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) [86.40]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period and (B) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-A-1 Priority Amount:
For any Payment Date, the lesser of (i) the Note Principal Balance of the Class V-A-1 Notes immediately prior to such Payment Date and (ii) the product of (x)(A) with respect to any Payment Date prior to the Group V Stepdown Date or for which a Group V Trigger Event is in effect, the Group V Principal Distribution Amount, or (B) with respect to any Payment Date on or after the Group V Stepdown Date and for which Group V Trigger Event is not in effect, the Class V-A Principal Distribution Amount, (y) the Class V-A-1 Percentage and (z) the Class V-A-1 Shift Percentage.

Class V-A-1 Percentage:
For any Payment Date, the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Note Principal Balance of the Class V-A-1 Notes immediately prior to such date by (y) the aggregate Note Principal Balance of the Class V-A Notes immediately prior to such date.

Class V-A-1 Shift Percentage:
For any Payment Date occurring prior to the 37th Payment Date (i.e., July 2008), will be 0%; for the 37th through 60th Payment Dates, 45%; for the 61st through 72nd Payment Dates, 80%; for the 73rd through 84th Payment Dates, 100%; and thereafter, 300%.

Class V-M-1 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date) and (2) the Note Principal Balance of the Class V-M-1 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [88.70]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-M-2 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount and the Class V-M-1 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date) and (3) the Note Principal Balance of the Class V-M-2 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [91.00]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-M-3 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount and the Class V-M-2 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date) and (4) the Note Principal Balance of the Class V-M-3 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [92.30]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-M-4 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount, the Class V-M-2 Principal Distribution Amount and the Class V-M-3 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class V-M-3 Notes (after taking into account the payment of the Class V-M-3 Principal Distribution Amount for such Payment Date) and (5) the Note Principal Balance of the Class V-M-4 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [95.00]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-M-5 Principal Distribution Amount:

For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount, the Class V-M-2 Principal Distribution Amount, the Class V-M-3 Principal Distribution Amount and the Class V-M-4 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class V-M-3 Notes (after taking into account the payment of the Class V-M-3 Principal Distribution Amount for such Payment Date) (5) the Note Principal Balance of the Class V-M-4 Notes (after taking into account the payment of the Class V-M-4 Principal Distribution Amount for such Payment Date) and (6) the Note Principal Balance of the Class V-M-5 Notes immediately prior to such Payment Date, over (y) the lesser of (a) the product of (i) approximately [97.20]% and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.

Class V-B Principal Distribution Amount:	For any applicable Payment Date on or after the related Stepdown Date as long as a related Trigger Event has not occurred with respect to such Payment Date, an amount equal to the lesser of (A) any remaining Group V Principal Distribution Amount for that Payment Date after payment of the Class V-A Principal Distribution Amount, the Class V-M-1 Principal Distribution Amount, the Class V-M-2 Principal Distribution Amount, the Class V-M-3 Principal Distribution Amount, the Class V-M-4 Principal Distribution Amount the Class V-M-5 Principal Distribution Amount and (B) the excess, if any, of (x) the sum of (1) the aggregate Note Principal Balance of the Class V-A Notes (after taking into account the payment of the Class V-A Principal Distribution Amount for such Payment Date), (2) the Note Principal Balance of the Class V-M-1 Notes (after taking into account the payment of the Class V-M-1 Principal Distribution Amount for such Payment Date), (3) the Note Principal Balance of the Class V-M-2 Notes (after taking into account the payment of the Class V-M-2 Principal Distribution Amount for such Payment Date), (4) the Note Principal Balance of the Class V-M-3 Notes (after taking into account the payment of the Class V-M-3 Principal Distribution Amount for such Payment Date), (5) the Note Principal Balance of the Class V-M-4 Notes (after taking into account the payment of the Class V-M-4 Principal Distribution Amount for such Payment Date), (6) the Note Principal Balance of the Class V-M-5 Notes (after taking into account the payment of the Class V-M-5 Principal Distribution Amount for such Payment Date) and (7) the Note Principal Balance of the Class V-B Notes immediately prior to such Payment Date over (y) the lesser of (a) the product of (i) approximately [99.30%] and (ii) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period, and (b) the aggregate stated principal balance of the Group V mortgage loans as of the last day of the related due period minus the related OC Floor.
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Allocation of Losses:	Any Realized Losses on the Group V mortgage loans will be allocated on any payment date; first, to the Group V Net Monthly Excess Cashflow, by an increase in the Group V Overcollateralization Increase Amount for that payment date; second, in reduction of the Group V Overcollateralization Amount, until reduced to zero. Following the reduction of the Group V Overcollateralization Amount to zero, Realized Losses on the mortgage loans will be allocated to the Class V-B, Class V-M-5, Class V-M-4, Class V-M-3, Class V-M-2 and Class V-M-1 Notes, in that order, in each case until the related note principal balance has been reduced to zero. The Indenture does not permit the allocation of Realized Losses to the Class V-A Notes.
	Once Realized Losses have been allocated to any class of Class V-B Notes or Class V-M Notes such amounts with respect to such notes will no longer accrue interest; however, such amounts may be reinstated thereafter to the extent of funds available from Net Monthly Excess Cashflow.
Allocated Realized Loss Amount:	With respect to the Group V Notes, other than the Class V-A Notes, and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Dates.

Cap Agreements:	<u>Class V-A-2 Cap Agreement</u>
	Class V-A-2 Notes will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to an interest rate cap agreement (the "Class V-A-2 Cap Agreement") purchased with respect to the Class V-A-2 Notes. The Class V-A-2 Cap Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Note Interest Rate on the Class V-A-2 Notes and the related Available Funds Rate.
	On each Payment Date, payments under the Class V-A-2 Cap Agreement will be an amount equal to the product of (i) the excess of the then current libor rate for such Payment Date over the strike rate and (ii) the lesser of (a) the aggregate Note Principal Balance of the Class V-A-2 Notes for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit II, and (iii) the actual number of days in the corresponding accrual period divided by 360.
	See Exhibit II for a schedule of Notional Amounts and Strike Rates by month.
Yield Maintenance Provider:	An entity rated at least AA/Aa2 by S&P and Moody's (which may include an affiliate of the Depositor and/or Underwriter)

LEHMAN BROTHERS **RESIDENTIAL MORTGAGE FINANCE**
June 6, 2005

Exhibit I – Group V Net Monthly Excess Cashflow Schedule[1]

Payment Date	Excess (%)	Payment Date	Excess (%)	Payment Date	Excess(%)
25-Jul-05	1.644%	25-Sep-08	1.275%	25-Nov-11	1.289%
25-Aug-05	1.892%	25-Oct-08	1.287%	25-Dec-11	1.309%
25-Sep-05	1.853%	25-Nov-08	1.265%	25-Jan-12	1.293%
25-Oct-05	1.864%	25-Dec-08	1.277%	25-Feb-12	1.295%
25-Nov-05	1.753%	25-Jan-09	1.255%	25-Mar-12	1.333%
25-Dec-05	1.772%	25-Feb-09	1.250%	25-Apr-12	1.299%
25-Jan-06	1.671%	25-Mar-09	1.301%	25-May-12	1.320%
25-Feb-06	1.679%	25-Apr-09	1.240%	25-Jun-12	1.304%
25-Mar-06	1.832%	25-May-09	1.251%	25-Jul-12	1.325%
25-Apr-06	1.641%	25-Jun-09	1.236%	25-Aug-12	1.303%
25-May-06	1.678%	25-Jul-09	1.254%	25-Sep-12	1.300%
25-Jun-06	1.605%	25-Aug-09	1.239%	25-Oct-12	1.316%
25-Jul-06	1.637%	25-Sep-09	1.240%	25-Nov-12	1.296%
25-Aug-06	1.568%	25-Oct-09	1.259%	25-Dec-12	1.313%
25-Sep-06	1.549%	25-Nov-09	1.244%	25-Jan-13	1.293%
25-Oct-06	1.574%	25-Dec-09	1.263%	25-Feb-13	1.292%
25-Nov-06	1.510%	25-Jan-10	1.247%	25-Mar-13	1.347%
25-Dec-06	1.530%	25-Feb-10	1.249%	25-Apr-13	1.290%
25-Jan-07	1.460%	25-Mar-10	1.306%	25-May-13	1.308%
25-Feb-07	1.451%	25-Apr-10	1.253%	25-Jun-13	1.289%
25-Mar-07	1.544%	25-May-10	1.273%	25-Jul-13	1.308%
25-Apr-07	1.422%	25-Jun-10	1.258%	25-Aug-13	1.290%
25-May-07	1.433%	25-Jul-10	1.278%	25-Sep-13	1.291%
25-Jun-07	1.389%	25-Aug-10	1.262%	25-Oct-13	1.310%
25-Jul-07	1.399%	25-Sep-10	1.263%	25-Nov-13	1.294%
25-Aug-07	1.360%	25-Oct-10	1.282%	25-Dec-13	1.313%
25-Sep-07	1.343%	25-Nov-10	1.266%	25-Jan-14	6.261%
25-Oct-07	1.341%	25-Dec-10	1.286%		
25-Nov-07	1.321%	25-Jan-11	1.270%		
25-Dec-07	1.331%	25-Feb-11	1.272%		
25-Jan-08	1.312%	25-Mar-11	1.328%		
25-Feb-08	1.307%	25-Apr-11	1.275%		
25-Mar-08	1.337%	25-May-11	1.295%		
25-Apr-08	1.297%	25-Jun-11	1.280%		
25-May-08	1.309%	25-Jul-11	1.300%		
25-Jun-08	1.287%	25-Aug-11	1.283%		
25-Jul-08	1.299%	25-Sep-11	1.285%		
25-Aug-08	1.280%	25-Oct-11	1.305%		

[1] Run with forward indices and assumes a settlement date of June 17, 2005.

Exhibit II – Class V-A-2 Cap Terms

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

	Class V-A-2 Cap	
Distribution Date	Notional Amount($)	Strike(%)
25-Jul-05	$594,359,000.00	4.76
25-Aug-05	585,722,149.31	5.88
25-Sep-05	575,662,643.17	5.88
25-Oct-05	564,193,023.33	6.08
25-Nov-05	551,330,151.49	5.88
25-Dec-05	537,095,213.73	6.08
25-Jan-06	521,513,703.67	5.88
25-Feb-06	504,615,384.10	5.88
25-Mar-06	486,434,226.93	6.53
25-Apr-06	467,008,331.08	5.88
25-May-06	446,379,818.33	6.09
25-Jun-06	424,594,707.23	5.88
25-Jul-06	401,702,765.32	6.09
25-Aug-06	379,222,916.00	5.88
25-Sep-06	357,147,792.25	5.88
25-Oct-06	335,470,158.14	6.09
25-Nov-06	314,182,906.51	5.89
25-Dec-06	293,279,056.64	6.09
25-Jan-07	272,751,752.07	5.89
25-Feb-07	252,594,258.36	5.89
25-Mar-07	232,799,960.93	6.54
25-Apr-07	213,362,362.95	5.89
25-May-07	194,275,083.23	6.09
25-Jun-07	175,531,854.16	5.89
25-Jul-07	157,126,519.74	6.09
25-Aug-07	139,053,033.55	5.89
25-Sep-07	121,305,456.84	5.89
25-Oct-07	103,877,956.59	6.09
25-Nov-07	86,764,803.68	5.89
25-Dec-07	69,960,370.98	6.10

Exhibit III - Price/Yield Tables.[1]

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-A-1 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	4.78	4.78	4.77	4.76	4.75	4.74	4.70
WAL (yrs)	8.31	7.41	6.32	5.67	5.02	3.93	2.74
Start Date	07/25/08	07/25/08	08/25/08	09/25/08	10/25/08	02/25/09	10/25/07
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08
Class V-A-2 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.34	3.34	3.34	3.34	3.34	3.34	3.34
WAL (yrs)	2.26	1.51	0.90	0.74	0.62	0.47	0.37
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
Class V-A-3 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	4.78	4.76	4.70	4.67	4.64	4.57	4.49
WAL (yrs)	7.07	4.48	2.50	2.03	1.70	1.25	0.95
Start Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
End Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
Class V-A-4 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	5.19	5.18	5.15	5.14	5.11	5.06	5.01
WAL (yrs)	15.07	10.41	5.58	4.32	3.42	2.22	1.68
Start Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	03/25/09	10/25/07
Class V-M-1 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.63	3.63	3.63	3.63	3.63	3.63	3.63
WAL (yrs)	12.10	8.55	5.19	4.44	3.98	3.71	3.02
Start Date	07/25/11	07/25/09	08/25/08	09/25/08	10/25/08	1/25/09	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08
Class V-M-2 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.66	3.66	3.66	3.66	3.66	3.66	3.66
WAL (yrs)	12.10	8.55	5.18	4.41	3.95	3.60	3.02
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	11/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08

[1]Assumes a settlement date of June 17, 2005.

LEHMAN BROTHERS **RESIDENTIAL MORTGAGE FINANCE**
June 6, 2005

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-M-3 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.70	3.70	3.70	3.70	3.70	3.70	3.70
WAL (yrs)	12.10	8.55	5.17	4.41	3.94	3.53	3.02
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	10/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08
Class V-M-4 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	3.80	3.80	3.80	3.80	3.80	3.80	3.80
WAL (yrs)	12.10	8.55	5.17	4.40	3.90	3.46	3.02
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	08/25/08	09/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08
Class V-M-5 *Run to 10% Optional Termination*							
Price: 100.000							
Yield (%)	4.21	4.21	4.21	4.21	4.21	4.21	4.21
WAL (yrs)	12.05	8.50	5.14	4.35	3.86	3.37	3.02
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	07/25/08	08/25/08	06/25/08
End Date	04/25/23	05/25/18	04/25/13	11/25/11	10/25/10	05/25/09	06/25/08

LEHMAN BROTHERS
RESIDENTIAL MORTGAGE FINANCE
June 6, 2005

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-A-1 *Run to Maturity*							
Price: 100.000							
Yield (%)	4.78	4.78	4.78	4.81	4.85	4.87	4.80
WAL (yrs)	8.32	7.44	6.55	6.33	6.22	5.26	3.30
Start Date	07/25/08	07/25/08	08/25/08	09/25/08	10/25/08	02/25/09	10/25/07
End Date	09/25/33	01/25/31	03/25/23	04/25/20	12/25/17	09/25/14	06/25/12
Class V-A-2 *Run to Maturity*							
Price: 100.000							
Yield (%)	3.34	3.34	3.34	3.34	3.34	3.34	3.34
WAL (yrs)	2.26	1.51	0.90	0.74	0.62	0.47	0.37
Start Date	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05	07/25/05
End Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
Class V-A-3 *Run to Maturity*							
Price: 100.000							
Yield (%)	4.78	4.76	4.70	4.67	4.64	4.57	4.49
WAL (yrs)	7.07	4.48	2.50	2.03	1.70	1.25	0.95
Start Date	05/25/10	09/25/08	04/25/07	12/25/06	09/25/06	05/25/06	03/25/06
End Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
Class V-A-4 *Run to Maturity*							
Price: 100.000							
Yield (%)	5.22	5.22	5.21	5.19	5.15	5.06	5.01
WAL (yrs)	16.60	11.90	6.51	4.90	3.67	2.22	1.68
Start Date	07/25/15	07/25/11	10/25/08	01/25/08	08/25/07	01/25/07	08/25/06
End Date	01/25/34	07/25/31	07/25/23	06/25/20	02/25/18	03/25/09	10/25/07
Class V-M-1 *Run to Maturity*							
Price: 100.000							
Yield (%)	3.63	3.64	3.64	3.64	3.64	3.64	3.69
WAL (yrs)	12.84	9.23	5.63	4.80	4.29	3.93	4.40
Start Date	07/25/11	07/25/09	08/25/08	09/25/08	10/25/08	01/25/09	08/25/09
End Date	11/25/29	09/25/24	07/25/17	05/25/15	10/25/13	07/25/11	02/25/10
Class V-M-2 *Run to Maturity*							
Price: 100.000							
Yield (%)	3.67	3.67	3.67	3.67	3.67	3.67	3.71
WAL (yrs)	12.78	9.17	5.58	4.74	4.23	3.80	4.00
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	11/25/08	04/25/09
End Date	03/25/29	11/25/23	12/25/16	11/25/14	05/25/13	03/25/11	10/25/09

Assumptions:

	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Class V-M-3 *Run to Maturity*							
Price: 100.000							
Yield (%)	3.71	3.71	3.71	3.71	3.71	3.71	3.75
WAL (yrs)	12.72	9.10	5.53	4.69	4.19	3.71	3.76
Start Date	07/25/11	07/25/09	07/25/08	08/25/08	09/25/08	10/25/08	02/25/09
End Date	03/25/28	11/25/22	03/25/16	04/25/14	11/25/12	11/25/10	07/25/09

Class V-M-4 *Run to Maturity*

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

Price: 100.000

Yield (%)	3.81	3.81	3.81	3.81	3.81	3.81	3.84
WAL (yrs)	12.58	8.97	5.44	4.61	4.09	3.59	3.55
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	08/25/08	09/25/08	11/25/08
End Date	07/25/27	02/25/22	09/25/15	11/25/13	06/25/12	08/25/10	05/25/09

Class V-M-5 *Run to Maturity*

Price: 100.000

Yield (%)	4.21	4.21	4.21	4.21	4.21	4.21	4.25
WAL (yrs)	12.17	8.61	5.20	4.40	3.90	3.40	3.31
Start Date	07/25/11	07/25/09	07/25/08	07/25/08	07/25/08	08/25/08	08/25/08
End Date	04/25/25	01/25/20	05/25/14	09/25/12	07/25/11	11/25/09	11/25/08

Exhibit IV – Group V Available Funds Cap
for Classes V-M-1, V-M-2, V-M-3, V-M-4 and V-M-5[1]

Payment Date	AFC (%)	Payment Date	AFC (%)	Payment Date	AFC (%)
25-Jul-05	4.95998	25-Sep-08	6.10624	25-Nov-11	6.17796
25-Aug-05	6.08014	25-Oct-08	6.31096	25-Dec-11	6.38699
25-Sep-05	6.08034	25-Nov-08	6.10855	25-Jan-12	6.18404
25-Oct-05	6.28325	25-Dec-08	6.31341	25-Feb-12	6.18720
25-Nov-05	6.08083	25-Jan-09	6.11099	25-Mar-12	6.61737
25-Dec-05	6.28383	25-Feb-09	6.11224	25-Apr-12	6.19377
25-Jan-06	6.08146	25-Mar-09	6.76856	25-May-12	6.40375
25-Feb-06	6.08183	25-Apr-09	6.11486	25-Jun-12	6.20069
25-Mar-06	6.73390	25-May-09	6.32009	25-Jul-12	6.41109
25-Apr-06	6.08269	25-Jun-09	6.11760	25-Aug-12	6.20798
25-May-06	6.28596	25-Jul-09	6.32299	25-Sep-12	6.21177
25-Jun-06	6.08374	25-Aug-09	6.12048	25-Oct-12	6.42285
25-Jul-06	6.28715	25-Sep-09	6.12197	25-Nov-12	6.21965
25-Aug-06	6.08496	25-Oct-09	6.32761	25-Dec-12	6.43121
25-Sep-06	6.08559	25-Nov-09	6.12506	25-Jan-13	6.22797
25-Oct-06	6.28911	25-Dec-09	6.33089	25-Feb-13	6.23229
25-Nov-06	6.08689	25-Jan-10	6.12831	25-Mar-13	6.90495
25-Dec-06	6.29049	25-Feb-10	6.12999	25-Apr-13	6.24129
25-Jan-07	6.08826	25-Mar-10	6.78869	25-May-13	6.45418
25-Feb-07	6.08897	25-Apr-10	6.13349	25-Jun-13	6.25079
25-Mar-07	6.74217	25-May-10	6.33981	25-Jul-13	6.46425
25-Apr-07	6.09045	25-Jun-10	6.13715	25-Aug-13	6.26080
25-May-07	6.29425	25-Jul-10	6.34373	25-Sep-13	6.26601
25-Jun-07	6.09199	25-Aug-10	6.14109	25-Oct-13	6.48041
25-Jul-07	6.29588	25-Sep-10	6.14313	25-Nov-13	6.27687
25-Aug-07	6.09361	25-Oct-10	6.35007	25-Dec-13	6.49194
25-Sep-07	6.09445	25-Nov-10	6.14738		
25-Oct-07	6.29848	25-Dec-10	6.35457		
25-Nov-07	6.09618	25-Jan-11	6.15185		
25-Dec-07	6.30032	25-Feb-11	6.15417		
25-Jan-08	6.09801	25-Mar-11	6.81618		
25-Feb-08	6.09895	25-Apr-11	6.15899		
25-Mar-08	6.52060	25-May-11	6.36688		
25-Apr-08	6.10091	25-Jun-11	6.16407		
25-May-08	6.30532	25-Jul-11	6.37226		
25-Jun-08	6.10297	25-Aug-11	6.16941		
25-Jul-08	6.30750	25-Sep-11	6.17219		
25-Aug-08	6.10512	25-Oct-11	6.38087		

[1] Run with all indices at 20% and assumes a settlement date of June 17, 2005.

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2, Group V
Publicly Offered Note Computational Materials: Term Sheet

Exhibit V – Group V Available Funds Cap for Class V-A-2 [1]

Payment Date	AFC (%)	Payment Date	AFC (%)	Payment Date	AFC (%)
25-Jul-05	20.19998	25-Sep-08	6.10624	25-Nov-11	6.17796
25-Aug-05	20.20014	25-Oct-08	6.31096	25-Dec-11	6.38699
25-Sep-05	20.20034	25-Nov-08	6.10855	25-Jan-12	6.18404
25-Oct-05	20.20325	25-Dec-08	6.31341	25-Feb-12	6.18720
25-Nov-05	20.20083	25-Jan-09	6.11099	25-Mar-12	6.61737
25-Dec-05	20.20383	25-Feb-09	6.11224	25-Apr-12	6.19377
25-Jan-06	20.20146	25-Mar-09	6.76856	25-May-12	6.40375
25-Feb-06	20.20183	25-Apr-09	6.11486	25-Jun-12	6.20069
25-Mar-06	20.20390	25-May-09	6.32009	25-Jul-12	6.41109
25-Apr-06	20.20269	25-Jun-09	6.11760	25-Aug-12	6.20798
25-May-06	20.19596	25-Jul-09	6.32299	25-Sep-12	6.21177
25-Jun-06	20.20374	25-Aug-09	6.12048	25-Oct-12	6.42285
25-Jul-06	20.19715	25-Sep-09	6.12197	25-Nov-12	6.21965
25-Aug-06	20.20496	25-Oct-09	6.32761	25-Dec-12	6.43121
25-Sep-06	20.20559	25-Nov-09	6.12506	25-Jan-13	6.22797
25-Oct-06	20.19911	25-Dec-09	6.33089	25-Feb-13	6.23229
25-Nov-06	20.19689	25-Jan-10	6.12831	25-Mar-13	6.90495
25-Dec-06	20.20049	25-Feb-10	6.12999	25-Apr-13	6.24129
25-Jan-07	20.19826	25-Mar-10	6.78869	25-May-13	6.45418
25-Feb-07	20.19897	25-Apr-10	6.13349	25-Jun-13	6.25079
25-Mar-07	20.20217	25-May-10	6.33981	25-Jul-13	6.46425
25-Apr-07	20.20045	25-Jun-10	6.13715	25-Aug-13	6.26080
25-May-07	20.20425	25-Jul-10	6.34373	25-Sep-13	6.26601
25-Jun-07	20.20199	25-Aug-10	6.14109	25-Oct-13	6.48041
25-Jul-07	20.20588	25-Sep-10	6.14313	25-Nov-13	6.27687
25-Aug-07	20.20361	25-Oct-10	6.35007	25-Dec-13	6.49194
25-Sep-07	20.20445	25-Nov-10	6.14738		
25-Oct-07	20.20848	25-Dec-10	6.35457		
25-Nov-07	6.09618	25-Jan-11	6.15185		
25-Dec-07	6.30032	25-Feb-11	6.15417		
25-Jan-08	6.09801	25-Mar-11	6.81618		
25-Feb-08	6.09895	25-Apr-11	6.15899		
25-Mar-08	6.52060	25-May-11	6.36688		
25-Apr-08	6.10091	25-Jun-11	6.16407		
25-May-08	6.30532	25-Jul-11	6.37226		
25-Jun-08	6.10297	25-Aug-11	6.16941		
25-Jul-08	6.30750	25-Sep-11	6.17219		
25-Aug-08	6.10512	25-Oct-11	6.38087		

[1] Run with all indices at 20% and assumes a settlement date of June 17, 2005; AFC includes cap proceeds.

Exhibit VI – Collateral Summary

Original Principal Balances for the Group V Mortgage Loans (1)

Range of Original Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
1.00 - 100,000.00	9.66%
100,001.00 - 200,000.00	32.53
200,001.00 - 300,000.00	23.65
300,001.00 - 350,000.00	8.56
350,001.00 - 400,000.00	6.34
400,001.00 - 450,000.00	3.01
450,001.00 - 500,000.00	2.91
500,001.00 - 550,000.00	2.20
550,001.00 - 600,000.00	2.10
600,001.00 - 650,000.00	1.37
650,001.00 - 700,000.00	0.49
700,001.00 - 800,000.00	1.84
800,001.00 - 900,000.00	1.23
900,001.00 - 1,000,000.00	1.98
1,200,001.00 - 1,300,000.00	0.30
1,300,001.00 - 1,400,000.00	0.65
1,400,001.00 - 1,500,000.00	0.18
1,500,001. >=	0.98
Total:	**100.00%**

(1) As of the Date of Origination, the average principal balance of the Group V Mortgage Loans was approximately $188,653.

Current Principal Balances for the Group V Mortgage Loans (1)

Range of Current Mortgage Loan Principal Balances ($)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
1. - 100,000.00	9.69%
100,001. - 200,000.00	32.53
200,001. - 300,000.00	23.63
300,001. - 350,000.00	8.56
350,001. - 400,000.00	6.34
400,001. - 450,000.00	3.01
450,001. - 500,000.00	2.91
500,001. - 550,000.00	2.20
550,001. - 600,000.00	2.10
600,001. - 650,000.00	1.37
650,001. - 700,000.00	0.49
700,001. - 800,000.00	1.84
800,001. - 900,000.00	1.23
900,001. - 1,000,000.00	1.98
1,200,001. - 1,300,000.00	0.30
1,300,001. - 1,400,000.00	0.65
1,400,001. - 1,500,000.00	0.18
1,500,001. >=	0.98
Total:	**100.00%**

(1) As of the Cut-off Date, the average principal balance of the Group V Mortgage Loans was approximately $188,547.

Mortgage Rates for the Group V Mortgage Loans (1)

Range of Mortgage Rates (%)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
4.501 - 4.750	0.01%
4.751 - 5.000	0.02
5.001 - 5.250	0.04
5.251 - 5.500	1.03
5.501 - 5.750	4.44
5.751 - 6.000	14.79
6.001 - 6.250	18.35
6.251 - 6.500	25.00
6.501 - 6.750	13.82
6.751 - 7.000	7.75
7.001 - 7.250	4.15
7.251 - 7.500	5.98
7.501 - 7.750	2.46
7.751 - 8.000	1.03
8.001 - 8.250	0.43
8.251 - 8.500	0.23
8.501 - 8.750	0.19
8.751 - 9.000	0.28
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average mortgage rate of the Group V Mortgage Loans was approximately 6.511%.

Original Loan-to-Value Ratios Group for the Group V Mortgage Loans (1)

Range of Original Loan-To-Value Ratios (%)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
<= 30.00	0.54%
30.01 - 40.00	1.23
40.01 - 50.00	3.03
50.01 - 55.00	2.10
55.01 - 60.00	3.20
60.01 - 65.00	6.58
65.01 - 70.00	30.32
70.01 - 75.00	6.29
75.01 - 80.00	42.00
80.01 - 85.00	0.76
85.01 - 90.00	2.31
90.01 - 95.00	1.56
95.01 - 100.00	0.08
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average original Loan-to-Value Ratio of the Group V Mortgage Loans was approximately 72.59%.

Geographic Distribution of the Mortgaged Properties for the Group V Mortgage Loans

Geographic Area	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Alabama	0.04%
Arizona	5.67
Arkansas	0.02

California	16.29
Colorado	2.40
Connecticut	1.85
Delaware	0.58
District Of Columbia	1.09
Florida	7.95
Georgia	1.55
Hawaii	0.14
Idaho	0.83
Illinois	9.11
Indiana	0.71
Iowa	0.24
Kansas	0.35
Kentucky	0.51
Louisiana	0.81
Maine	0.69
Maryland	5.20
Massachusetts	2.40
Michigan	1.49
Minnesota	0.23
Mississippi	0.15
Missouri	0.82
Montana	0.24
Nebraska	0.01
Nevada	2.62
New Hampshire	1.10
New Jersey	2.02
New Mexico	0.23
New York	6.05
North Carolina	4.04
Ohio	1.72
Oklahoma	0.20
Oregon	3.13
Pennsylvania	1.94
Rhode Island	1.18
South Carolina	2.43
South Dakota	0.07
Tennessee	1.03
Texas	3.48
Utah	1.31
Vermont	0.14
Virginia	3.79
Washington	1.70
West Virginia	0.02
Wisconsin	0.32
Wyoming	0.11
Total:	**100.00%**

Mortgagors' FICO Credit Scores for the Group V Mortgage Loans (1)

Range of FICO Credit Scores	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
N/A	0.14%
576 - 600	0.49
601 - 625	4.09
626 - 650	11.68
651 - 675	15.81
676 - 700	19.65
701 - 725	15.19
726 - 750	13.17
751 - 775	11.41
776 - 800	6.92
801 - 825	1.46
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average FICO Credit Score of the Group V Mortgage Loans was approximately 702.

Types of Mortgaged Properties for the Group V Mortgage Loans

Property Type	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Single Family	58.24%
PUD	18.75
2-4 Family	16.89
Condo	5.91
Co-op	0.20
Total:	**100.00%**

Occupancy Types for the Group V Mortgage Loans

Occupancy Types	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Primary Home	71.15%
Investment	25.22
Second Home	3.63
Total:	**100.00%**

American Home Mortgage Investment Trust 2005-2
Mortgage Backed Notes, Series 2005-2
Publicly Offered Note Computational Materials: Term Sheet

Loan Purpose of the Group V Mortgage Loans

Loan Purpose	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Purchase	50.68%
Cash out Refinance	38.94
Term Refinance	10.37
Total:	**100.00%**

Documentation Programs of the Group V Mortgage Loans

Documentation Programs of the Mortgage Loans	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
Stated Income/Asset	33.88%
No Income/ No Asset	29.99
Income/Asset	20.02
No Income/Asset	8.24
Stated Income/No Asset	7.15
Income/No Asset	0.73
Total:	**100.00%**

Original Term to Maturity for the Group V Mortgage Loans (1)

Range of Original Term to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
180	3.15%
360	96.85
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average original stated term to maturity of the Group V Mortgage Loans was approximately 354 months.

Remaining Terms to Stated Maturity for the Group V Mortgage Loans (1)

Range of Remaining Terms to Maturity (in months)	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
120 - 179	2.44%
180 - 239	0.71
300 - 359	69.28
360 - 360	27.57
Total:	**100.00%**

(1) As of the Cut-off Date, the weighted average remaining stated term to maturity of the Group V Mortgage Loans was approximately 353 months.

Prepayment Penalties of the Group V Mortgage Loans

Prepayment Term	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
0	93.93%
1	0.22
3	4.54
5	1.32
Total:	**100.00%**

Interest Only Terms of the Group V Mortgage Loans

Interest Only Terms	Percent of Aggregate Principal Balance Outstanding of the Group V Mortgage Loans
No IO Term	57.02%
5 Years	42.98
Total:	**100.00%**

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Lehman Brothers and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Lehman Brothers shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Lehman Brothers.

LEHMAN BROTHERS

RESIDENTIAL MORTGAGE FINANCE
June 6, 2005

Settlement 06/22/05

Bond 8A4C

Fixed Coupon: 5.408, Current Balance: 118,578,000.00

Avg Life: 6.321

Prepayment: 0 CPR, Grp 8: I-1:8 12:24 CPR, Grp 1,2,3,6,7: 25 CPR

LIB_1M: 3.26, LIB_6M: 3.64, CMT_1Y: 3.38, LIB_12M: 3.87, MCMT_1Y: 2.633, OTHER_1: 2.633, CD: 2.64, OTHER_5: 10, COF_11: 5, PRIME: 10

Period	Date	Balance	Interest	Principal	Total	Eff. Coupon	Percent
1	7/25/05	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
2	8/25/05	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
3	9/25/05	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
4	10/25/05	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
5	11/25/05	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
6	12/25/05	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
7	1/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
8	2/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
9	3/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
10	4/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
11	5/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
12	6/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
13	7/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
14	8/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
15	9/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
16	10/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
17	11/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
18	12/25/06	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
19	1/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
20	2/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
21	3/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
22	4/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
23	5/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
24	6/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
25	7/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
26	8/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
27	9/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
28	10/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
29	11/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
30	12/25/07	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
31	1/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
32	2/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
33	3/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
34	4/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
35	5/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
36	6/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
37	7/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
38	8/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
39	9/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
40	10/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
41	11/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
42	12/25/08	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
43	1/25/09	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
44	2/25/09	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
45	3/25/09	118,578,000.00	534,391.52	0.00	534,391.52	5.4080	100
46	4/25/09	118,578,000.00	534,391.52	514,157.80	1,048,549.32	5.4080	100
47	5/25/09	118,063,842.20	532,074.38	3,284,871.14	3,816,945.52	5.4080	100
48	6/25/09	114,778,971.06	517,270.56	3,203,300.98	3,720,571.54	5.4080	97
49	7/25/09	111,575,670.09	502,834.35	3,123,664.24	3,626,498.59	5.4080	94
50	8/25/09	108,452,005.85	488,757.04	3,045,916.06	3,534,673.10	5.4080	91
51	9/25/09	105,406,089.79	475,030.11	2,970,012.60	3,445,042.71	5.4080	89
52	10/25/09	102,436,077.19	461,645.25	2,895,911.04	3,357,556.29	5.4080	86
53	11/25/09	99,540,166.15	448,594.35	2,823,569.52	3,272,163.87	5.4080	84
54	12/25/09	96,716,596.64	435,869.46	2,752,947.16	3,188,816.62	5.4080	82

55	1/25/10	93,963,649.47	423,462.85	2,684,004.03	3,107,466.87	5.4080	79
56	2/25/10	91,279,645.45	411,366.94	2,616,701.08	3,028,068.02	5.4080	77
57	3/25/10	88,662,944.37	399,574.34	2,551,000.20	2,950,574.53	5.4080	75
58	4/25/10	86,111,944.17	388,077.83	2,486,864.12	2,874,941.95	5.4080	73
59	5/25/10	83,625,080.04	376,870.36	2,424,309.67	2,801,180.03	5.4080	71
60	6/25/10	81,200,770.37	365,944.81	2,422,177.91	2,788,122.71	5.4080	68
61	7/25/10	78,778,592.46	355,028.86	2,059,836.02	2,414,864.88	5.4080	66
62	8/25/10	76,718,756.44	345,745.86	2,007,950.47	2,353,696.33	5.4080	65
63	9/25/10	74,710,805.97	336,696.70	1,957,336.89	2,294,033.59	5.4080	63
64	10/25/10	72,753,469.08	327,875.63	1,907,964.71	2,235,840.34	5.4080	61
65	11/25/10	70,845,504.37	319,277.07	1,859,804.07	2,179,081.14	5.4080	60
66	12/25/10	68,985,700.30	310,895.56	1,812,825.84	2,123,721.40	5.4080	58
67	1/25/11	67,172,874.46	302,725.75	1,767,001.58	2,069,727.33	5.4080	57
68	2/25/11	65,405,872.88	294,762.47	1,722,303.49	2,017,065.96	5.4080	55
69	3/25/11	63,683,569.39	287,000.62	1,678,704.48	1,965,705.10	5.4080	54
70	4/25/11	62,004,864.91	279,435.26	1,636,178.06	1,915,613.31	5.4080	52
71	5/25/11	60,368,686.85	272,061.55	1,594,698.39	1,866,759.93	5.4080	51
72	6/25/11	58,773,988.47	264,874.77	1,554,240.23	1,819,115.01	5.4080	50
73	7/25/11	57,219,748.24	257,870.33	1,378,044.50	1,635,914.83	5.4080	48
74	8/25/11	55,841,703.74	251,659.94	1,345,427.94	1,597,087.88	5.4080	47
75	9/25/11	54,496,275.80	245,596.55	1,313,574.09	1,559,170.63	5.4080	46
76	10/25/11	53,182,701.71	239,676.71	1,282,465.26	1,522,141.97	5.4080	45
77	11/25/11	51,900,236.45	233,897.07	1,252,084.19	1,485,981.26	5.4080	44
78	12/25/11	50,648,152.26	228,254.34	1,222,414.00	1,450,668.34	5.4080	43
79	1/25/12	49,425,738.27	222,745.33	1,193,438.19	1,416,183.52	5.4080	42
80	2/25/12	48,232,300.07	217,366.90	1,165,140.67	1,382,507.57	5.4080	41
81	3/25/12	47,067,159.41	212,116.00	1,137,505.69	1,349,621.69	5.4080	40
82	4/25/12	45,929,653.71	206,989.64	1,110,517.89	1,317,507.52	5.4080	39
83	5/25/12	44,819,135.83	201,984.91	1,084,162.23	1,286,147.14	5.4080	38
84	6/25/12	43,734,973.60	197,098.95	1,058,424.06	1,255,523.01	5.4080	37
85	7/25/12	42,676,549.54	192,328.98	8,023.03	200,352.01	5.4080	36
86	8/25/12	42,668,526.51	192,292.83	82,338.86	274,631.68	5.4080	36
87	9/25/12	42,586,187.65	191,921.75	149,541.81	341,463.57	5.4080	36
88	10/25/12	42,436,645.84	191,247.82	210,181.70	401,429.51	5.4080	36
89	11/25/12	42,226,464.14	190,300.60	264,768.23	455,068.83	5.4080	36
90	12/25/12	41,961,695.91	189,107.38	313,773.93	502,881.31	5.4080	35
91	1/25/13	41,647,921.98	187,693.30	357,636.75	545,330.05	5.4080	35
92	2/25/13	41,290,285.23	186,081.55	396,762.57	582,844.12	5.4080	35
93	3/25/13	40,893,522.66	184,293.48	431,527.47	615,820.95	5.4080	34
94	4/25/13	40,461,995.19	182,348.72	462,279.90	644,628.62	5.4080	34
95	5/25/13	39,999,715.29	180,265.38	489,342.61	669,607.99	5.4080	34
96	6/25/13	39,510,372.69	178,060.08	513,014.53	691,074.61	5.4080	33
97	7/25/13	38,997,358.15	175,748.09	533,572.49	709,320.58	5.4080	33
98	8/25/13	38,463,785.67	173,343.46	551,272.75	724,616.21	5.4080	32
99	9/25/13	37,912,512.92	170,859.06	566,352.54	737,211.60	5.4080	32
100	10/25/13	37,346,160.38	168,306.70	579,031.41	747,338.11	5.4080	31
101	11/25/13	36,767,128.97	165,697.19	589,512.49	755,209.69	5.4080	31
102	12/25/13	36,177,616.48	163,040.46	36,177,616.48	36,340,656.93	5.4080	31
			40,483,956.14	118,578,000.00	159,061,956.14		

Discount Margin Table - Bond 2A1

Settle as of 06/17/05

Bond Summary - Bond 2A1

Initial Coupon:	4.740	Type:	Fltr
Orig Bal:	1,113,082,000		
Orig Not:	330,513,000	Formula:	(LIB_1M)+157.0bp
Factor:	1.0000000	Cap/Floor/Margin:	11.00/0.00/1.57
Factor Date:	06/25/05	Next Pmt:	07/25/05
Delay:	24	Cusip:	

	0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 25 CPR LIB_1M: 3.17		0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 35 CPR LIB_1M: 3.17		0 CPR, Grp 8: 1-1:8 12:24 CPR, Grp 1,2,6,7: 45 CPR LIB_1M: 3.17	
	DM	Duration	DM	Duration	DM	Duration
Price						
102.00000	72	2.67	35	1.86	-12	1.35
Average Life	3.00		2.01		1.42	
First Pay	07/25/05		07/25/05		07/25/05	
Last Pay	06/25/13		12/25/10		06/25/09	

Tsy BM		1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
	Yield										
	Coupon										

Lib BM		1YR	2YR	3YR	4YR	5YR	7YR	10YR	12YR	15YR	20YR
	Yield	3.7000	3.9610	4.1081	4.2079	4.2928	4.4330	4.6108	4.7033	4.8149	4.9165